Form 10-K405, Exhibit 13
DSC COMMUNICATIONS CORP
filed 1995-03-31
CIK 316004

                                                                                         Exhibit 13.1
DSC Communications Corporation and Subsidiaries
ITEM 6.  SELECTED FINANCIAL DATA




                                     1994(A)        1993         1992        1991(B)      1990(B)(C)
                                    ----------    ---------    ---------    ----------    -----------
                                            (Dollars in thousands, except per share data)
SUMMARY OF OPERATIONS FOR THE
YEAR:
 Revenue.........................   $1,003,125    $ 730,774    $ 536,319    $  461,455    $   519,298
 Gross profit....................      490,392      317,969      202,776       123,082        191,667
 Operating income (loss).........      213,999      110,176       42,431       (81,905)        43,572
 Interest income.................       16,306        5,691        4,132         4,190          4,412
 Interest expense................       (2,075)      (6,256)     (21,347)      (25,457)       (20,666)
 Net income (loss)...............   $  162,626    $  81,660    $  11,594    $ (108,328)   $    20,122
                                    ==========    =========    =========    ==========    ===========
 Income (loss) per share (D).....   $     1.39    $    0.77    $    0.12    $    (1.31)   $      0.23
                                    ==========    =========    =========    ==========    ===========

FINANCIAL POSITION AT YEAR END:
 Cash and marketable
  securities.....................   $  271,322    $ 313,808    $  69,839    $   26,366    $    34,974
 Working capital.................      393,034      406,752       79,010         4,991        153,331
 Property and equipment,
  net............................      282,963      179,783      149,209       165,952        189,782
 Total assets....................    1,268,536      900,417      547,669       599,914        759,424
 Short-term and long-term
  debt...........................       82,369       70,412      140,409       281,715        315,714
 Shareholders' equity (E)........      851,100      617,800      202,627       174,686        279,221

OTHER FINANCIAL INFORMATION:
 Shareholders' equity
  per share of common
  stock outstanding (D)..........   $     7.50    $    5.61    $    2.30    $     2.10    $      3.43
 Return on average
  shareholders' equity...........         22.1%        19.9%         6.1%        (47.7%)          7.5%
 Ratio of current assets to
  current liabilities............          2.1          3.1          1.4           1.0            1.6
 Ratio of short-term and
  long-term debt to
  shareholders' equity...........          9.7%        11.4%        69.3%        161.3%         113.1%





                                  (Continued)

DSC Communications Corporation and Subsidiaries
ITEM 6.  SELECTED FINANCIAL DATA



                                     1994(A)      1993        1992         1991(B)      1990(B)(C)
                                    ---------   ---------   --------      --------      ---------
                                            (Dollars in thousands, except per share data)
OTHER DATA:
 Shares used to compute
  income (loss) per share
  (in thousands) (D).............    116,889     106,650       93,198        82,678         85,748
 Shareholders of record at
  year end.......................      3,611       3,462        4,948         6,110          6,001
 Total employees at year
  end............................      5,414       4,041        3,301         3,262          4,043

---------------

(A) In November 1994, the Company acquired NKT Elektronik A/S (DSC Communications A/S). Accordingly, DSC Communications A/S's results of operations have been included in the Company's consolidated financial data since the acquisition date. See Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion.

(B) For the years ended December 31, 1991 and 1990, the Company recorded special charges of $48.1 million and $7.5 million, respectively, related to asset write-downs and restructuring costs.

(C) In July 1990, the Company acquired Optilink Corporation (Optilink). Accordingly, Optilink's results of operations have been included in the Company's consolidated financial data beginning in August 1990.

(D) In April 1994, the Board of Directors declared a two-for-one stock split, effected in the form of a 100% stock dividend, for shareholders of record on May 11, 1994. All per share amounts prior to 1994 have been restated to retroactively reflect the stock split.

(E) Since inception, the Company has not declared or paid a cash dividend.

DSC Communications Corporation and Subsidiaries

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         DSC Communications Corporation's financial performance in 1994 had the following significant highlights:

- Revenue exceeded $1 billion for the first time in the Company's history, a growth of 37% compared to 1993.
-       Record net income of $162.6 million, or $1.39 per share, was achieved.
-       Total assets grew to over $1.2 billion.
-       Shareholders' equity increased to $851.1 million at the end of 1994.
-       Total debt to equity ratio was reduced to 10%.
-       Return on average shareholders' equity was 22%.

         Additionally, in November 1994, the Company acquired NKT Elektronik A/S (subsequently renamed DSC Communications A/S), a Copenhagen, Denmark-based manufacturer of optical transmission equipment with a strong customer base throughout Western Europe. The acquisition for $149 million in cash should significantly enhance the Company's international presence in the future.

FINANCIAL CONDITION AND LIQUIDITY

         The Company ended 1994 and 1993 with the following:

                                                                        December 31,
                                                                 --------------------------
                                                                    1994            1993
                                                                 ---------        ---------
                                                                         (in millions)
Cash and cash equivalents  . . . . . . . . . . . . . . . . .    $     52.9        $   154.9
Marketable securities  . . . . . . . . . . . . . . . . . . .         218.4            158.9
Non-debt working capital, excluding
  cash and cash equivalents and
  marketable securities  . . . . . . . . . . . . . . . . . .         178.8            106.6
Notes payable  . . . . . . . . . . . . . . . . . . . . . . .          39.8              --
Senior debt, including current portion . . . . . . . . . . .          42.6             34.0
Subordinated convertible debentures. . . . . . . . . . . . .            --             36.4

        Two events had a major impact on the Company's financial position during 1994. The Company funded the $149 million acquisition of DSC Communications A/S with approximately $87 million in cash and approximately $62 million in short-term borrowings, which were paid down to $39.8 million at year end. The acquired business included working capital of $35.4 million, of which $13.7 million was cash, and the cost in excess of net assets acquired was $105.6 million. In early 1994, the Company's debt was reduced by $36.4 million when $34.7 million of the remaining outstanding subordinated convertible debt was converted into shares of the Company's common stock and $1.7 million was redeemed for cash.

        Non-debt working capital, excluding cash and cash equivalents and marketable securities, increased $72.2 million over the prior year due primarily to an overall increase in business activities and the inclusion of DSC Communications A/S balances in the year end amounts.

        Cash of $222.3 million was generated by operating activities during the year. In addition to record earnings, non-debt liabilities grew by $89.8 million, while receivables and inventories grew by $89.6 million and $33.2 million, respectively. The growth in inventories, which excludes inventories related to the DSC Communications A/S acquisition, was to support a higher order backlog and anticipated business levels in the first half of 1995.

        Capital expenditures of $141.2 million during 1994 included the purchase of 148 acres of land for approximately $16.4 million near the Company's present campus location for future expansion, partial construction of a warehouse and office building on a portion of this land and the purchase of a previously leased building for approximately $5 million. When completed in mid-1995, these two new buildings will cost approximately $50 million. The expected future business growth will require additional significant capital expenditures both domestically and at various international locations. The timing and extent of additional facilities expansion and other capital requirements are dependent upon future business growth; however, the Company anticipates that capital expenditures in 1995 could range from $180 million to $200 million.

        The Company's other 1994 financing activities included additional long-term borrowings of $19.9 million, scheduled payments on long-term debt of $14.8 million and proceeds of $13.2 million from the issuance of the Company's common stock under stock purchase programs. The Company periodically finances facilities and equipment requirements under operating leases. During 1994, the Company's total future minimum rentals under operating leases with noncancellable lease terms in excess of one year increased by $36.4 million to $99.1 million at December 31, 1994. This increase was due primarily to the Company's expansion into new facilities under long-term leases in California and the United Kingdom.

        In February 1994, the Company entered into a new unsecured revolving credit facility, which expires in February 1997, providing for borrowings up to $50.0 million, reduced by the value of outstanding letters of credit not to exceed $25.0 million. At year end, the Company could borrow up to $42.0 million under the credit agreement. See "Credit Agreement and Notes Payable" in Notes to Consolidated Financial Statements for further discussion. There were no borrowings under the agreement during 1994.

        In January 1995, the Company received commitments for a $225 million loan from several insurance companies, subject to final due diligence, credit approval and mutually satisfactory documentation. The loan will bear interest at 9% with interest payments to be made semi-annually. Principal payments will be made annually in eight equal installments beginning on the first anniversary of funding. Funding is expected to occur in the second quarter of 1995. The loan will contain various financial covenants and will be an unsecured obligation of the Company. The proceeds from the loan are expected to be used for general corporate purposes, including expected capital expenditures.

        The Company is party to certain litigation, as disclosed in "Commitments and Contingencies" in Notes to Consolidated Financial Statements, the outcome of which the Company believes will not have a material adverse effect on its consolidated financial position.

        The Company believes that its existing cash and marketable securities, available credit facilities and the anticipated $225 million loan in 1995 will be adequate to support the Company's short and long-term financial resource needs, including working capital requirements, capital expenditures, operating lease obligations and debt payments.

RESULTS OF OPERATIONS

1994 Compared to 1993

        Revenue for 1994 increased 37% to $1,003.1 million compared to $730.8 million in 1993. Net income for 1994 was $162.6 million, or $1.39 per share, compared to net income of $81.7 million, or $0.77 per share, for 1993. All prior year income per share amounts presented have been restated to retroactively reflect a two-for-one stock split. See "Common and Preferred Stock" in Notes to Consolidated Financial Statements for further discussion. DSC Communications A/S is expected to have a greater impact on consolidated results in future years. However, their results are only included in the Company's results of operations from the date of acquisition and were not significant to the Company's 1994 results.

        The revenue growth was the result of continuing strong demand for a broad range of the Company's products, including switching products such as wireless and intelligent network systems and access products. Switching products revenue increased 57% over 1993 and represented 52% of consolidated revenue in 1994 as compared to 45% of consolidated revenue in 1993. This increase was the result of higher deliveries across the majority of the switching products, including tandem, wireless and intelligent network products. Revenue from access product shipments increased 32% over the prior year accounting for 27% of consolidated revenue in 1994 as compared to 28% in 1993 due primarily to a higher shipment level of the Company's Litespan product. The balance of revenue primarily consisted of transmission products which increased in 1994 from 1993 but declined as a percentage of revenue due to the significant revenue growth of other products.

        Gross profit of $490.4 million in 1994 represented 49% of revenue compared to 44% of revenue in 1993. The Company benefited from product volume efficiencies, cost reduction activities and increased shipments of higher margin software and other switching products. Certain of the Company's products typically produce gross margin content greater than other Company products. As a result, the Company's gross margin percentage can vary significantly from year to year due to changes in the relative mix of product deliveries.

        Research and development expenses increased to $127.3 million in 1994, or 13% of revenue, compared to $86.6 million, or 12% of revenue, in 1993. This increase in research and product development represents the Company's ongoing commitment to develop new products, such as iMTN and certain broadband products, and to enhance existing products across the high-growth product areas, all of which are expected to contribute to revenue in the future.

        Selling, general and administrative expenses were $141.9 million in 1994, or 14% of revenue, compared to $112.7 million, or 15% of revenue, in 1993. The higher expense level reflects increased domestic and international selling and marketing activities as well as an increased level of commissions and performance-based incentive compensation. See "Incentive Compensation" in Notes to Consolidated Financial Statements for further discussion.

        Income before income taxes for 1994 was favorably impacted by increased interest income and lower interest expense. Interest income increased by $10.6 million to $16.3 million during 1994 due to a higher average level of investments in marketable securities. Interest expense declined from $6.3 million in 1993 to $2.1 million in 1994. This is primarily the result of the conversion of substantially all of the Company's outstanding subordinated convertible debentures in 1993 and early 1994 into shares of the Company's common stock. As discussed previously, the Company has received commitments from several lenders to loan $225 million to the Company during the first half of 1995. If the loan is finalized as expected, interest expense and interest income will both increase as proceeds from the loan will be invested in marketable securities until required for future business purposes. The 9% per annum interest rate on the loan will be higher than the rate earned on the marketable securities.

        Other expense, net in 1994 increased by $4.9 million to $5.0 million. This increase was primarily the result of a $2.2 million gain recorded in 1993 relating to the sale of securities acquired several years ago as part of financing provided to a customer.

        At December 31, 1994, the U.S. dollar equivalent of the forward foreign exchange contracts outstanding was approximately $105.2 million, which represents an $82.9 million increase over the prior year amount. The increase was primarily the result of additional forward exchange contracts denominated in Japanese Yen and the inclusion of the forward exchange contracts of DSC Communications A/S. The Company has historically managed its exposure to fluctuations in foreign currency exchange rates through the use of forward foreign exchange contracts. These forward foreign exchange contracts were entered into to hedge certain receivables and firm contracts for delivery of products and services which are denominated in foreign currencies. Through the acquisition of DSC Communications A/S, the Company assumed certain forward exchange contracts which were based on anticipated future business transactions in various foreign countries, primarily the United Kingdom and Germany, which totaled approximately $27.1 million at December 31, 1994. Although the Company is currently evaluating whether to continue this practice as current forward exchange contracts expire, future earnings could be affected since forward contracts related to anticipated transactions are marked-to-market each period. Such mark-to-market adjustments have been immaterial to DSC Communications A/S during the last several years. See "Forward Foreign Exchange Contracts" in Notes to Consolidated Financial Statements for further discussion.

        The Company's effective income tax rate was 27% for 1994 as compared to 25% in 1993. The Company's effective income tax rate will increase toward the U.S. statutory rate of 35% in 1995 and future years as the net operating loss carryforwards from prior years are fully utilized. See "Income Taxes" in Notes to Consolidated Financial Statements for further discussion.

        The Company's future operating results may be affected by a number of factors, including the timing and ultimate receipt of orders from certain customers which continue to constitute a large portion of the Company's revenue; the successful enhancement of existing products; introduction and market acceptance of new products on a timely basis; mix of products sold; and changes in general economic conditions, any of which could have an adverse impact on operations.

1993 Compared to 1992

        Revenue for 1993 increased 36% to $730.8 million compared to $536.3 million in 1992. Net income was $81.7 million, or $0.77 per share, compared to a net income of $11.6 million, or $0.12 per share, for the year ended December 31, 1992.

        The Company's 1993 revenue growth was due to a higher volume of switching and access product shipments. Switching products revenue increased 13% over 1992 and represented 45% of consolidated revenue compared to 54% in 1992. The increase in switching products revenue was due, in part, to a higher volume of hardware and software deliveries for customer expansion and upgrades of existing switching systems. This more than offset a reduction in signal transfer point (STP) system product deliveries from the volume achieved in 1992 when several domestic customers populated their networks with the Company's STPs.

        Access products revenue accounted for approximately 28% of consolidated revenue in 1993 compared to 8% in 1992 as the Company began delivery on several major customer orders received in 1992 and 1993. While the access products group achieved profitability in the last half of 1993, a loss was recorded for the full year. Revenue of transmission products grew slightly in 1993 over 1992 and represented 22% of 1993 revenue compared to 28% of 1992 revenue. During 1994, the customer premises products group was realigned to be a part of the transmission products group.

        Gross profit of $318.0 million in 1993 represented 44% of total revenue, compared to 38% in 1992. The Company benefited from cost reduction activities, increased operating efficiencies and production efficiencies due to the higher business volumes, while the higher volume of lower margin access products revenue impacted product cost as a percentage of revenue.

        Research and product development expenses increased in 1993 to $86.6 million, or 12% of revenue, compared to $68.3 million in 1992, or 13% of revenue.

        Selling, general and administrative expenses were $112.7 million in 1993, or 15% of revenue, compared to $87.0 million, or 16% of revenue, in 1992. The higher expense level reflects increased domestic and international selling and marketing activities, expansion of the Company's customer base and an increased level of incentive compensation. See "Incentive Compensation" in Notes to Consolidated Financial Statements for further information.

        Interest expense declined $15.1 million in 1993 compared to the 1992 period. This reduction was due to the repayment of over $134.0 million of senior unsecured debt during the last half of 1992 and conversion of $71.5 million of 7 3/4% Subordinated Convertible Debentures into approximately 3.8 million shares of the Company's common stock during the 1993 first quarter.

        Other expense, net in 1993 declined by $8.2 million from $8.3 million in 1992. The 1993 amount included a $2.2 million gain from the sale of securities acquired several years ago as part of financing provided to a customer. The 1992 amount included provisions for litigation, senior unsecured debt restructuring costs, certain facilities costs and higher cash discounts taken by customers in the first half of 1992 for early payment on receivables.

        The Company's effective income tax rate was 25% for the year ended December 31, 1993. See "Income Taxes" in Notes to Consolidated Financial Statements for further information.

        During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post Retirement Benefits Other Than Pensions". The implementation of this standard had no financial impact to the Company since post retirement benefits currently provided are reimbursed by the retirees.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)





                                                    Years ended December 31,
                                              --------------------------------------
                                                 1994           1993         1992
                                              -----------    ----------    ---------
Revenue....................................   $ 1,003,125    $  730,774    $ 536,319
Cost of revenue............................       512,733       412,805      333,543
                                              -----------    ----------    ---------
  Gross Profit.............................       490,392       317,969      202,776
                                              -----------    ----------    ---------

Operating costs and expenses:
  Research and product development.........       127,303        86,620       68,303
  Selling, general and administrative......       141,934       112,723       86,951
  Other operating costs....................         7,156         8,450        5,091
                                              -----------    ----------    ---------
    Total operating costs and expenses.....       276,393       207,793      160,345
                                              -----------    ----------    ---------

Operating income...........................       213,999       110,176       42,431
Interest income............................        16,306         5,691        4,132
Interest expense...........................        (2,075)       (6,256)     (21,347)
Other expense, net.........................        (5,040)         (155)      (8,322)
                                              -----------    ----------    ---------
  Income before income taxes...............       223,190       109,456       16,894
Income taxes...............................        60,564        27,796        5,300
                                              -----------    ----------    ---------
      Net income...........................   $   162,626    $   81,660    $  11,594
                                              ===========    ==========    =========

Income per share...........................   $      1.39    $     0.77    $    0.12
                                              ===========    ==========    =========

Average shares used in per
 share computation.........................       116,889       106,650       93,198
                                              ===========    ==========    =========




See accompanying Notes to Consolidated Financial Statements.

DSC Communications Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In thousands)

                                                                          December 31,
                                                                 ---------------------------
                                                                    1994            1993
                                                                 ----------      -----------
Assets
CURRENT ASSETS
  Cash and cash equivalents..................................    $   52,942      $   154,888
  Marketable securities......................................       218,380          158,920
  Receivables................................................       239,740          139,962
  Inventories................................................       180,674          122,869
  Contract development costs.................................        14,202            5,978
  Other current assets.......................................        32,516           19,414
                                                                 ----------      -----------
    Total current assets.....................................       738,454          602,031
                                                                 ----------      -----------
PROPERTY AND EQUIPMENT, NET..................................       282,963          179,783
LONG-TERM RECEIVABLES........................................        25,691           16,515
CAPITALIZED SOFTWARE DEVELOPMENT COSTS.......................        38,583           33,485
COST IN EXCESS OF NET ASSETS OF BUSINESSES ACQUIRED, NET.....       152,396           50,317
OTHER........................................................        30,449           18,286
                                                                 ----------      -----------
    Total assets.............................................    $1,268,536      $   900,417
                                                                 ==========      ===========

Liabilities and Shareholders' Equity
CURRENT LIABILITIES
  Notes payable..............................................    $   39,791      $        --
  Accounts payable...........................................        91,054           48,450
  Accrued liabilities........................................       153,274          112,993
  Customer advances..........................................        21,834           15,712
  Income taxes payable.......................................        22,219            4,460
  Current portion of long-term debt..........................        17,248           13,664
                                                                 ----------      -----------
    Total current liabilities................................       345,420          195,279
                                                                 ----------      -----------

LONG-TERM DEBT, NET OF CURRENT PORTION ......................        25,330           56,748
NONCURRENT INCOME TAXES AND OTHER LIABILITIES................        46,686           30,590

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Common stock, $.01 par value, issued - 118,514
    in 1994 and 60,047 in 1993; outstanding - 113,525
    in 1994 and 55,018 in 1993 ..............................         1,185              600
  Additional capital.........................................       631,729          558,222
  Unrealized losses on securities,
    net of income taxes......................................        (3,764)              --
  Retained earnings..........................................       265,061          102,435
                                                                 ----------      -----------
                                                                    894,211          661,257
  Treasury stock, at cost, 4,989 shares in 1994 and
    5,029 shares in 1993 ....................................       (43,111)         (43,457)
                                                                 ----------      -----------
    Total shareholders' equity...............................       851,100          617,800
                                                                 ----------      -----------
      Total liabilities and shareholders' equity.............    $1,268,536      $   900,417
                                                                 ==========      ===========

See accompanying Notes to Consolidated Financial Statements.

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                                 Years ended December 31,
                                                         ----------------------------------------
                                                             1994          1993          1992
                                                         -----------    ----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income ..........................................   $   162,626    $   81,660    $    11,594
 Adjustments to reconcile net income
  to net cash provided by
  operating activities:
    Depreciation and amortization.....................        53,698        44,334         43,628
    Amortization of capitalized
     software development costs.......................        19,460        17,545         18,577
    Income tax benefit related to stock
     options..........................................        24,055         5,800          1,860
    Utilization of preacquisition net
     operating loss carryforwards.....................          --           8,300           --
    Other.............................................         4,772        (2,888)         1,217
 Changes in operating assets and
  liabilities:
    (Increase) decrease in current and
     long-term receivables............................       (89,616)      (51,084)        22,370
    (Increase) decrease in inventories................       (33,188)      (31,444)        41,127
    (Increase) decrease in contract
     development costs................................        (8,224)           58          5,280
    (Increase) decrease in other current
     assets...........................................        (1,041)       (4,024)         4,814
    Increase in current payables
     and accruals.....................................        74,555        36,331         16,955
    Increase (decrease) in customer
     advances.........................................          (153)      (35,230)        45,468
 Increase in noncurrent income taxes
  and other liabilities...............................        15,393         9,961          6,217
                                                         -----------    ----------    -----------
        NET CASH PROVIDED BY OPERATING
        ACTIVITIES....................................       222,337        79,319        219,107
                                                         -----------    ----------    -----------

                     (Continued)

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)

                                                                 Years ended December 31,
                                                         ----------------------------------------
                                                             1994          1993          1992
                                                         -----------    ----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
 Business acquisition, net of acquired cash...........      (135,696)        --            --
 Purchases of property and equipment..................      (141,177)      (71,028)       (25,814)
 Additions to capitalized software
  development costs...................................       (24,558)      (21,947)       (18,097)
 Purchases of marketable securities...................      (312,297)     (178,635)        --
 Proceeds from sales and maturities of
  marketable securities...............................       246,569        19,715         --
 Purchase of long-term investment security............       (12,500)        --            --
 Other................................................        (2,980)        5,449          3,614
                                                         -----------    ----------    -----------
        NET CASH USED FOR INVESTING
        ACTIVITIES....................................      (382,639)     (246,446)       (40,297)
                                                         -----------    ----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in notes payable............................        39,791         --            --
 Borrowings under long-term debt
  arrangements........................................        19,919        19,975         --
 Payments of short and long-term debt.................       (14,770)      (18,471)      (147,060)
 Proceeds from public offering of common
  stock...............................................        --           231,149         --
 Proceeds from the sale of common stock
  under stock programs................................        13,211        20,116         10,454
 Other................................................           205          (593)         1,269
                                                         -----------    ----------    -----------
        NET CASH PROVIDED (USED) BY
        FINANCING ACTIVITIES..........................        58,356       252,176       (135,337)
                                                         -----------    ----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.........................................      (101,946)       85,049         43,473
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD..............................................       154,888        69,839         26,366
                                                         -----------    ----------    -----------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD..............................................   $    52,942    $  154,888    $    69,839
                                                         ===========    ==========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
 Interest paid........................................   $     1,114    $    7,459    $    22,955
                                                         ===========    ==========    ===========
 Income taxes paid....................................   $    11,930    $    4,359    $       204
                                                         ===========    ==========    ===========


See accompanying Notes to Consolidated Financial Statements.

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)

                                             Common Stock
                                            ----------------
                                            Shares     Par                 Unrealized                 Cost of
                                             Out-     Value   Additional     Losses      Retained     Treasury
                                           standing    $.01     Capital   on Securities  Earnings       Shares        Total
                                            -------   ------   ---------    ---------   -----------   ----------    -----------
BALANCES, December 31, 1991.............     41,675   $  466   $ 206,991    $  --       $     9,181   $  (41,952)   $   174,686
  Shares purchased for
   treasury.............................        (98)    --        --           --            --           (1,505)        (1,505)
  Shares issued upon
   exercise of options..................      2,221       22      14,343       --            --            --            14,365
  Shares issued under stock
   purchase plans.......................        226        2         912       --            --            --               914
  Income tax benefit related
   to stock options.....................     --         --         1,860       --            --            --             1,860
  Restricted shares issued
   to employees, net of
   unearned compensation and
   forfeitures..........................         90        1         694       --            --            --               695
  Conversion of 7.75%
   subordinated convertible
   debentures into
   common stock.........................          1     --            18       --            --            --                18
  Net income............................     --         --        --           --            11,594        --            11,594
                                            -------   ------   ---------    ---------   -----------   ----------    -----------
BALANCES, December 31, 1992.............     44,115      491     224,818       --            20,775      (43,457)       202,627
  Shares issued by public
   offering, net of expenses............      3,450       35     231,114       --            --            --           231,149
  Shares issued upon
   exercise of options..................      1,809       18      15,890       --            --            --            15,908
  Shares issued under stock
   purchase plans.......................      1,543       15       6,296       --            --            --             6,311
  Income tax benefit related
   to stock options.....................     --         --         5,800       --            --            --             5,800
  Restricted shares issued
   to employees, net of
   unearned compensation ...............        255        3       5,586       --            --            --             5,589
  Conversion of 7.75%
   subordinated convertible
   debentures into
   common stock, net of
   expenses.............................      3,842       38      68,523       --            --            --            68,561
  Conversion of 8.0%
   subordinated convertible
   debentures into
   common stock.........................          4     --           195       --            --            --               195
  Net income............................     --         --        --           --            81,660        --            81,660
                                            -------   ------   ---------    ---------   -----------   ----------    -----------
BALANCES, December 31, 1993.............     55,018      600     558,222       --           102,435      (43,457)       617,800
  Shares issued upon
   exercise of options..................      1,503       15       8,533       --            --            --             8,548
  Shares issued under stock
   purchase plans.......................        357        3       5,589       --            --              346          5,938
  Income tax benefit related
   to stock options.....................     --         --        24,055       --            --            --            24,055
  Restricted shares issued to
   employees, net of
   unearned compensation................          6     --         1,597       --            --            --             1,597
  Conversion of 8.0%
   subordinated convertible
   debentures into
   common stock, net of
   expenses.............................        637        7      34,293       --            --            --            34,300
  Two-for-one stock split,
   effected in the form
   of a 100% stock dividend.............     56,004      560        (560)      --            --            --            --
  Net change in unrealized
   losses on securities,
   net of income taxes..................     --         --        --           (3,764)       --            --            (3,764)
  Net income............................     --         --        --           --           162,626        --           162,626
                                            -------   ------   ---------    ---------   -----------   ----------    -----------
BALANCES, December 31, 1994.............    113,525   $1,185   $ 631,729    $  (3,764)  $   265,061   $  (43,111)   $   851,100
                                            =======   ======   =========    =========   ===========   ==========    ===========




See accompanying Notes to Consolidated Financial Statements.

DSC Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        DSC Communications Corporation (the "Company") is a leading designer, developer, manufacturer and marketer of digital switching, transmission, access and private network system products for the worldwide telecommunications marketplace.

        The consolidated financial statements of the Company include the accounts of the Company and all its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated.

        Certain prior years' financial statement information has been reclassified to conform with the current year financial statement presentation.

Revenue Recognition

        Revenue is generally recognized when the Company has completed substantially all manufacturing and/or software development to customer specifications, factory testing has been completed and the product has been shipped. Additionally, for systems where installation requirements are the responsibility of the Company and payment terms are related to installation completion, revenue is generally recognized when the system has been shipped to the customer's final site for installation.

        Revenue under contracts with customers for development and customization of software and for certain installation projects is accounted for using the percentage-of-completion method as certain contractual milestones are completed. Revenue from technical assistance service contracts is recognized ratably over the period the services are performed.

Warranty Costs

        The Company provides for estimated future warranty costs at the time revenue is recognized.

Cash and Cash Equivalents

        Cash equivalents are primarily short-term, interest bearing, high credit quality investments with major financial institutions and are subject to minimal risk. These investments have maturities at the date of purchase of three months or less.

Investments in Debt and Equity Securities

        The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities"

(FAS 115), in 1993. In accordance with FAS 115, prior years' financial statements have not been restated to reflect the change in accounting method. There was no cumulative effect as a result of adopting FAS 115 in 1993.

        Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale, along with any investments in equity securities. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity. The Company has had no investments that qualify as trading.

        The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of asset-backed securities, over the estimated life of the security. Such amortization and interest are included in interest income. Realized gains and losses are included in other income or expense. The cost of securities sold is based on the specific identification method.

        The Company's investments in debt and equity securities are diversified among high credit quality securities in accordance with the Company's investment policy.

Inventories

        Inventories are valued at the lower of average cost or market. Inventories consisted of the following (in thousands):

                                                                     December 31,
                                                              -----------------------
                                                                  1994         1993
                                                              -----------    --------
Raw Material  . . . . . . . . . . . . . . . . . . . . . . .   $    66,466    $ 47,845
Work in Process   . . . . . . . . . . . . . . . . . . . . .        18,618      12,471
Finished Goods  . . . . . . . . . . . . . . . . . . . . . .        95,590      62,553
                                                              -----------    --------
                                                              $   180,674    $122,869
                                                              ===========    ========

Contract Development Costs

        Costs incurred in the development of software and hardware which pertain to specific contracts with customers are capitalized at the lower of cost or net realizable value and charged to cost of revenue when the related revenue is recognized.

Property and Equipment

        Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20-40 Years
Leasehold improvements  . . . . . . . . . . . . . . . . . . . . . . . . . . .    1-20 Years
Manufacturing, development and test equipment . . . . . . . . . . . . . . . .    3-10 Years
Office furniture, equipment and other . . . . . . . . . . . . . . . . . . . .    3-10 Years

        Capital leases and equipment leased to customers under operating leases are amortized on a straight-line basis over the term of the lease.
Amortization of these leases is included in depreciation expense.

Capitalized Interest

        Interest costs related to certain qualifying assets (primarily capitalized software development costs) are capitalized during their construction or development period and amortized over the economic life of the related assets. For the years ended December 31, 1994, 1993 and 1992, the Company capitalized $1.6 million, $0.9 million and $1.1 million, respectively, of such interest costs.

Cost in Excess of Net Assets of Businesses Acquired, Net

        Cost in excess of net assets of businesses acquired generally is amortized on a straight-line basis over 10 to 20 years. The Company periodically reviews the original assumptions and rationale utilized in the establishment of the carrying value and estimated life when indications of a possible impairment in carrying value are present. The carrying value would be adjusted to fair value if significant facts and circumstances altered the Company's original assumptions and rationale.

        Cost in excess of net assets of businesses acquired, net was $152.4 million and $50.3 million at December 31, 1994 and 1993, respectively. This represents the excess of the cost of acquiring businesses over the fair value of net assets received at the date of acquisition, net of accumulated amortization of $16.0 million and $12.4 million at December 31, 1994 and 1993, respectively. Additionally, the carrying value was reduced in 1993 by $8.3 million as a result of utilization of preacquisition net operating loss carryforwards.

        See "Business Acquisition" and "Income Taxes" for further discussion.

Research and Development Expenditures

        Certain software development costs are capitalized when incurred. Capitalization of software development costs begins upon the establishment of
technological feasibility.   The establishment of technological feasibility and
the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in software and hardware technologies.

        Amortization of capitalized software development costs is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current revenues for a product to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of two years is assigned to capitalized software development costs.
Capitalized software development costs were $38.6 million and $33.5 million at December 31, 1994 and 1993, respectively, net of accumulated amortization costs of $18.2 million and $18.6 million, respectively.

        All other research and development expenditures are charged to research and development expense in the period incurred.

Income Taxes

        The liability method as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

        Income tax benefits related to stock option exercises are credited to additional capital when recognized.

        Provision is made for U.S. income taxes, net of available credits, on the earnings of foreign subsidiaries which are in excess of amounts being held for reinvestment in overseas operations.

Foreign Currency Translation

        For the Company's foreign subsidiaries which have the U.S. dollar as their functional currency, monetary assets and liabilities are translated at year end exchange rates while non-monetary items are translated at historical rates. Revenue and expense items are translated at the average exchange rates in effect during the year, except for depreciation and cost of revenue, which are translated at historical rates. The resulting translation adjustments and transaction gains and losses are included in Other Expense, Net in the Consolidated Statements of Income and were not material in 1994, 1993 or 1992.

        For those foreign subsidiaries which have a functional currency other than the U.S. dollar, assets and liabilities are translated using year end exchange rates, and revenue and expense items are translated at the average exchange rates in effect during the year. The resulting translation adjustments for these subsidiaries are included in Shareholders' Equity and were immaterial in 1994, 1993 and 1992.

Forward Foreign Exchange Contracts

        The Company, in management of its exposure to fluctuations in foreign currency exchange rates, enters into forward foreign exchange contracts for both firm commitments and anticipated transactions of sales and purchases which are denominated in foreign currencies. The forward contracts are not held for trading purposes.

        The agreements generally have maturities of one year or less and contain an element of risk that the counterparty may be unable to meet the terms of the agreements. However, the Company minimizes such risk by limiting the counterparty to major financial institutions. Management believes the risk of incurring such losses is remote, and any losses therefrom would be immaterial.

        Gains and losses on these forward contracts are recognized as part of the cost of the underlying transaction being hedged, with the exception of unrealized gains and losses on contracts designed to hedge anticipated foreign currency transactions which are recognized in net income in the period during which they occur. The net gains and losses on the contracts designed to hedge anticipated transactions have been immaterial.

        At December 31, 1994 and 1993, the U.S. dollar equivalents of the forward foreign exchange contracts outstanding were $105.2 million and $22.3 million, respectively. Of the contracts held at December 31, 1994, the following is a summary by currency: Yen - $60.4 million; Pound Sterling - $21.8 million; Deutschemark - $19.1 million; and Other - $3.9 million.

Income Per Share

        Income per share is based upon weighted average common shares outstanding and common stock equivalents. Common stock equivalents have been determined assuming the exercise of all dilutive stock options and warrants adjusted for the assumed repurchase of common stock, at the average market price, from the exercise proceeds. The fully diluted per share computation also assumes the conversion of the convertible subordinated debentures, when dilutive, and the assumed repurchase of common stock at the ending market
price.     Primary and fully diluted income per share are essentially the same for all periods presented except for 1992 when primary income per share was $0.13 and fully diluted income per share was $0.12. On April 27, 1994, the Board of Directors declared a two-for-one stock split, effected in the form of a 100% stock dividend, to shareholders of record on May 11, 1994. All income per share and average shares used in per share computation amounts have been restated to retroactively reflect the stock split.

BUSINESS ACQUISITION

        In November 1994, the Company acquired all of the outstanding stock of NKT Elektronik A/S, a Copenhagen, Denmark-based manufacturer of optical transmission equipment, for $149.4 million in cash. The acquisition cost was funded with existing cash and approximately $62 million in short-term borrowings. Following the acquisition, the name of NKT Elektronik A/S was changed to DSC Communications A/S. The Company's 1994 consolidated results include the operations of DSC Communications A/S from the date of acquisition.

        The acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price has been preliminarily allocated to the net assets acquired based on their estimated fair values with the balance of the purchase price, $105.6 million, included in Cost in Excess of Net Assets of Businesses Acquired, Net. The cost in excess of net assets of business acquired is being amortized over 20 years. Amortization expense related to the DSC Communications A/S acquisition was not material in 1994.

        The following unaudited pro forma summary combines the consolidated results of operations of the Company and DSC Communications A/S as if the acquisition had occurred at the beginning of 1994 and 1993 after giving effect to certain pro forma adjustments, including, among others, adjustments to reflect the appropriate divisions and/or subsidiaries of DSC Communications A/S which were purchased by the Company, the amortization of cost in excess of net assets of business acquired, increased interest expense and decreased interest income associated with acquisition funding, and the estimated related income tax effects. This pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations as they would have been if the Company and DSC Communications A/S had been a single entity during 1994 and 1993, nor is it necessarily indicative of the results of operations which may occur in the future. Anticipated efficiencies from the consolidation of DSC Communications A/S and the Company are not fully determinable and therefore have been excluded from the amounts included in the pro forma summary presented below.

                                                          Years ended December 31,
                                                          ------------------------
                                                          1994                 1993
                                                          ----                 ----
                                                 (in thousands, except per share data)
                                                               (unaudited)
Revenue........................                   $      1,085,216     $        827,851
Net income.....................                            151,533               79,337
Income per share...............                   $           1.30     $           0.74

INVESTMENTS IN DEBT AND EQUITY SECURITIES

        The following is a summary of the investments in debt securities classified as current assets (in thousands):

     December 31, 1994                                                    Gross                Estimated
     -----------------                                                 Unrealized                 Fair
                                                    Cost                  Loss                   Value
                                               -------------        ----------------       ----------------
Available for sale securities:
 U.S. Treasury securities
  and obligations of U.S.
  government agencies........                  $     119,245        $          2,000        $       117,245
 Certificates of deposit.....                         16,999                     136                 16,863
 Mortgage-backed and
  asset-backed securities....                         57,599                   1,170                 56,429
 Corporate debt securities...                         28,301                     458                 27,843
                                               -------------        ----------------       ----------------
                                               $     222,144        $          3,764       $        218,380
                                               =============        ================       ================


     December 31, 1993
     -----------------
Available for sale securities:
 U.S. Treasury obligations.............        $     112,243
 Mortgage-backed securities............               29,090
 Corporate debt securities.............               17,587
                                               -------------
                                               $     158,920
                                               =============

The estimated fair value of each investment approximated the amortized cost at December 31, 1993.

         Gross realized gains and gross realized losses on sales of available for sale securities were immaterial in 1994.

         The amortized cost and estimated fair value of available for sale securities by contractual maturity at December 31, 1994 is as follows (in thousands):

                                                                        Estimated
                                                                          Fair
                                                    Cost                  Value
                                               ------------           -----------
Due in one year or less......................  $     67,745           $    67,269
Due after one year through three years ......       115,002               112,568
Due after three years .......................        39,397                38,543
                                               ------------           -----------
                                               $    222,144           $   218,380
                                               ============           ===========

Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

         Investments in debt securities classified as held to maturity consisted of a collateralized bank obligation with an amortized cost of $12.5 million at December 31, 1994. The gross unrealized loss on this investment, which has a maturity date in March 1999, was approximately $0.9 million at December 31, 1994. This investment is included in Other Noncurrent Assets on the Consolidated Balance Sheet.

         During 1994, the Company entered into agreements to sell and repurchase certain U.S. Treasury securities to fund a portion of the DSC Communications A/S acquisition. Due to the agreements to repurchase these securities, the sales of these securities are not recorded. Instead, the liabilities to repurchase the securities sold under these agreements, which totaled $39.7 million at December 31, 1994, are reported as notes payable. See "Credit Agreements and Notes Payable" for further discussion.

RECEIVABLES

        Receivables consisted of the following (in thousands):

                                                                        December 31,
                                                                  ----------------------
                                                                     1994         1993
                                                                  ----------   ---------
Current:
      Trade   . . . . . . . . . . . . . . . . . . . . . . . . .   $  230,108   $ 132,595
      Leases, notes and other   . . . . . . . . . . . . . . . .       12,525       8,457
                                                                  ----------   ---------
                                                                     242,633     141,052
      Allowance for doubtful accounts . . . . . . . . . . . . .       (2,893)     (1,090)
                                                                  ----------   ---------
                                                                  $  239,740   $ 139,962
                                                                  ==========   =========
Long-term:
      Leases, notes and other   . . . . . . . . . . . . . . . .   $   26,810   $  19,034
      Allowance for doubtful accounts   . . . . . . . . . . . .       (1,119)     (2,519)
                                                                  ----------   ---------
                                                                  $   25,691   $  16,515
                                                                  ==========   =========

         To meet market competition, the Company finances sales of equipment to certain of its customers through sales-type and operating leases. The repayment terms vary from one to seven years.

         The components of the receivables from sales-type leases are as follows (in thousands):

                                                                             December 31,
                                                                    -------------------------
                                                                       1994            1993
                                                                    ----------       --------
Total minimum lease
  payments receivable . . . . . . . . . . . . . . . . . . . . . .   $    46,857      $ 34,460
Less:  Unearned income  . . . . . . . . . . . . . . . . . . . . .        (8,040)       (7,149)
                                                                    -----------      --------
Total receivables . . . . . . . . . . . . . . . . . . . . . . . .        38,817        27,311
Less:  Current receivables  . . . . . . . . . . . . . . . . . . .       (12,079)       (8,378)
                                                                    -----------      --------
Total long-term receivables . . . . . . . . . . . . . . . . . . .   $    26,738      $ 18,933
                                                                    ===========      ========

        Future minimum lease payments to be received on sales-type leases are as follows (in thousands):

1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $14,858
1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        10,724
1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         9,464
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         7,253
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         4,558
                                                                         -------
                                                                         $46,857
                                                                         =======

PROPERTY AND EQUIPMENT

         The Company's property and equipment consisted of the following (in thousands):

                                                                     December 31,
                                                         ----------------------------------
                                                              1994                1993
                                                         -------------       --------------
Land   . . . . . . . . . . . . . . . . . . . . . . . .   $      36,832       $       19,640
Buildings and leasehold
  improvements   . . . . . . . . . . . . . . . . . . .         110,730               71,920
Manufacturing, development and
  test equipment   . . . . . . . . . . . . . . . . . .         215,677              176,117
Office furniture, equipment
  and other  . . . . . . . . . . . . . . . . . . . . .         163,009              112,803
                                                         -------------       --------------
                                                               526,248              380,480
Less: Accumulated depreciation
  and amortization   . . . . . . . . . . . . . . . . .        (243,285)            (200,697)
                                                         -------------       --------------
                                                         $     282,963       $      179,783
                                                         =============       ==============

ACCRUED LIABILITIES

         Accrued liabilities consisted of the following (in thousands):

                                                                    December 31,
                                                          ------------------------------
                                                               1994              1993
                                                          --------------     -----------
Warranty and related  . . . . . . . . . . . . . . . . . . $       44,023     $    30,865
Payroll and related . . . . . . . . . . . . . . . . . . .         38,755          27,090
Taxes other than income . . . . . . . . . . . . . . . . .         21,277          15,671
Other . . . . . . . . . . . . . . . . . . . . . . . . . .         49,219          39,367
                                                          --------------     -----------
                                                          $      153,274     $   112,993
                                                          ==============     ===========

CREDIT AGREEMENT AND NOTES PAYABLE

        In February 1994, the Company entered into an uncollateralized revolving credit facility, which expires in February 1997, with two banks providing for borrowings up to $50.0 million. The maximum borrowings available are reduced by the value of outstanding letters of credit issued by the banks on behalf of the Company up to $25.0 million. Borrowings under the facility bear interest at the prime rate or at 0.75% to 1.50% above the LIBOR rate. A commitment fee of 0.35% on the daily average unused portion of the facility is also assessed. The agreement contains various financial covenants. There have been no borrowings under the credit facility during 1994. Letters of credit issued by the banks under this agreement on behalf of the Company were $8.0 million at December 31, 1994.

        Notes payable of $39.8 million at December 31, 1994 consisted of obligations to repurchase certain U.S. Treasury securities sold in November 1994 to fund a portion of the DSC Communications A/S acquisition. See "Business Acquisition" and "Investments in Debt and Equity Securities" for further discussion. These notes bear interest at a floating interest rate which
was 5.875% at December 31, 1994.   The weighted average interest rate on the
notes for the period outstanding during 1994 was 5.51%.

LONG-TERM DEBT

        Total long-term debt consisted of the following (in thousands):

                                                                      December 31,
                                                             ------------------------------
                                                                  1994             1993
                                                             -------------    -------------
Senior debt:
    Unsecured 9.5% note,
     due 1993 - 1996  . . . . . . . . . . . . . . . . . . .  $      12,500    $      18,750
    Secured installment notes:
     Interest at one-month LIBOR plus
      1.25% to 1.75%, due 1993 - 1997 . . . . . . . . . . .         26,420           14,514
    Other   . . . . . . . . . . . . . . . . . . . . . . . .          3,658              732
                                                             -------------    -------------
       Total senior debt  . . . . . . . . . . . . . . . . .         42,578           33,996
                                                             -------------    -------------
8% Subordinated convertible debentures  . . . . . . . . . .             --           36,416
                                                             -------------    -------------
       Total debentures   . . . . . . . . . . . . . . . . .             --           36,416
                                                             -------------    -------------
       Total debt   . . . . . . . . . . . . . . . . . . . .         42,578           70,412
    Less: Current maturities  . . . . . . . . . . . . . . .         17,248           13,664
                                                             -------------    -------------
       Total long-term debt   . . . . . . . . . . . . . . .  $      25,330    $      56,748
                                                             =============    =============

        The one-month LIBOR interest rate at December 31, 1994 was 6.0%.

        The aggregate maturities of long-term debt for the next five years are as follows: 1995 - $17.2 million; 1996 - $13.0 million; 1997 - $5.1 million;
1998 - $4.5 million; 1999 - $2.4 million; thereafter - $0.4 million.

        The installment notes are secured by certain lease and notes receivable and are due in installments through 1997. Amounts outstanding at December 31, 1993, which bore interest at prime plus 0.5%, were rolled into a new loan agreement together with additional borrowings in 1994 of $19.9 million.

        Primarily all of the senior debt contains various financial convenants, including among other things, minimum working capital levels, maintenance of certain ratios of assets to liabilities and maximum allowable indebtedness to tangible net worth.

        In January 1995, commitments were received from lenders to loan $225 million to the Company, subject to final due diligence, credit approval and mutually satisfactory documentation. The loan will be a senior unsecured obligation of the Company and will bear interest at 9%. Principal payments will be made in eight equal annual installments beginning on the first anniversary of funding. Funding is expected to occur during the second quarter of 1995.

8% Subordinated Convertible Debentures

        On January 14, 1994, the Company called for the redemption of all the outstanding 8% subordinated convertible debentures. In February 1994, $34.7 million of debentures were converted into approximately 637,000 shares of common stock, and $1.7 million of debentures were redeemed for cash.

INCOME TAXES

        At December 31, 1994 and 1993, the Company had a net deferred tax asset of $47.7 million and $66.4 million, respectively, reflecting the tax benefits of U.S. and foreign subsidiary net operating loss carryforwards, tax credit carryforwards and net future tax deductions. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," requires a valuation reserve be established if it is "more likely than not" that realization of the tax benefits will not occur. In recent years, the Company had taxable losses or was subject to alternative minimum tax within its U.S. consolidated tax group which is evidence that could require a valuation reserve. In addition, certain foreign jurisdictions have cumulative losses. As a result, a valuation allowance equal to the net deferred tax asset was maintained at December 31, 1994 and 1993.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset as of December 31, 1994 and 1993 are as follows (in thousands):

                                                                           December 31,
                                                                  ------------------------------
                                                                     1994                1993
                                                                  ------------     -------------
Deferred Tax Assets
    Asset valuation reserves not yet
      deductible for tax  . . . . . . . . . . . . . . . . . . .   $     15,385     $      12,593
    Accrued liabilities not yet
      deductible for tax  . . . . . . . . . . . . . . . . . . .         29,077            25,757
    Federal and foreign
      loss carryforwards  . . . . . . . . . . . . . . . . . . .          7,168            37,835
    Tax credit carryforwards  . . . . . . . . . . . . . . . . .         36,459            14,500
    Other   . . . . . . . . . . . . . . . . . . . . . . . . . .          2,285             4,812
                                                                  ------------     -------------
        Deferred asset  . . . . . . . . . . . . . . . . . . . .         90,374            95,497
                                                                  ------------     -------------
Deferred Tax Liabilities
    Deferred revenue  . . . . . . . . . . . . . . . . . . . . .        (16,557)           (6,271)
    Capitalized software development
      costs   . . . . . . . . . . . . . . . . . . . . . . . . .        (19,056)          (15,422)
    Depreciation  . . . . . . . . . . . . . . . . . . . . . . .         (3,086)           (5,390)
    Other   . . . . . . . . . . . . . . . . . . . . . . . . . .         (4,002)           (1,991)
                                                                  ------------     -------------
        Deferred liability  . . . . . . . . . . . . . . . . . .        (42,701)          (29,074)
                                                                  ------------     -------------
Deferred tax asset, net of
 deferred liability . . . . . . . . . . . . . . . . . . . . . .         47,673            66,423
    Less valuation allowance  . . . . . . . . . . . . . . . . .        (47,673)          (66,423)
                                                                  ------------     -------------
        Net deferred tax asset    . . . . . . . . . . . . . . .   $         --     $          --
                                                                  ============     =============

        Included in Noncurrent Income Taxes and Other Liabilities at December 31, 1994 and 1993 are $30.1 million and $25.2 million, respectively, for noncurrent taxes related primarily to foreign jurisdictions.

        The deferred tax asset for Federal and foreign loss and tax credit carryforwards at December 31, 1994 shown previously include approximately $36.0 million of tax benefits related to the exercise of employee stock options which, when recognized, will increase Additional Capital on the Consolidated Balance Sheet.

        Income tax expense was composed of the following (in thousands):

                                                           Years ended December 31,
                                             -----------------------------------------------
                                                 1994              1993              1992
                                             -----------        ----------       -----------
Federal . . . . . . . . . . . . . . . . . .  $    45,189        $   16,872       $     1,964
Puerto Rico and State . . . . . . . . . . .        7,450             4,556             3,142
Foreign . . . . . . . . . . . . . . . . . .        7,925             6,368               194
                                             -----------        ----------       -----------
Total tax expense . . . . . . . . . . . . .  $    60,564        $   27,796       $     5,300
                                             ===========        ==========       ===========

        No deferred tax expense was provided in 1994, 1993 or 1992.

        The Federal tax expense included $24.1 million, $5.8 million and $1.9 million for 1994, 1993 and 1992, respectively, representing the tax benefits of stock option deductions credited to Additional Capital. In addition, $8.3 million of Federal tax expense in 1993 represented the utilization of preacquisition net operating loss carryforwards and was credited to Cost in Excess of Net Assets of Business Acquired, Net.

        The effective income tax rate on pretax income differed from the Federal income tax statutory rate for the following reasons (in thousands):

                                                           Years ended December 31,
                                             -----------------------------------------------
                                                 1994              1993             1992
                                             -----------        ----------       -----------
Income tax charge (credit):
    At statutory rate   . . . . . . . . . .  $    78,117        $   38,309     $      5,712
    Unbenefitted/(utilized)
      net operating losses  . . . . . . . .      (40,615)          (12,269)           2,463
    Federal alternative
      minimum tax   . . . . . . . . . . . .       20,744                --              173
    Tax related to foreign
      jurisdictions   . . . . . . . . . . .        5,696             5,691               --
    Tax credit utilization  . . . . . . . .       (3,810)               --               --
    State income taxes,
      net of Federal
      tax effect  . . . . . . . . . . . . .        2,015               464               66
    Tax benefit of Puerto
      Rican subsidiary  . . . . . . . . . .       (1,950)           (5,432)          (3,751)
    Foreign tax rate
      differential  . . . . . . . . . . . .          367             1,033              637
                                             -----------        ----------     ------------
                                             $    60,564        $   27,796     $      5,300
                                             ===========        ==========     ============

        At December 31, 1994, the Company had consolidated regular tax net operating loss carryforwards for Federal tax purposes of approximately $10.1 million available to be carried to future periods. The loss carryforwards expire from 2004 to 2008 if not used. Also, a foreign subsidiary of the Company had approximately $10.6 million of net operating and capital loss carryforwards available to be carried to future periods which do not expire.

        The Company has general business and other regular tax credit carryforwards of approximately $14.0 million which expire from 1995 to 2005. The Company also has alternative minimum tax credits of approximately $22.5 million which can be utilized against regular taxes in the future.

        DSC's Puerto Rican subsidiary has been granted a 90% tax exemption from Puerto Rican income taxes. The tax grant expires in 2005. Undistributed earnings of foreign subsidiaries are not material.

INCENTIVE COMPENSATION

        The Company has an Incentive Awards Plan administered by the Compensation Committee of the Board of Directors which provides for payment of cash awards to officers and key employees based upon achievement of specific goals by the Company and the participating executives. For the years ended 1994, 1993 and 1992, provisions of approximately $7.0 million, $6.1 million and $2.9 million, respectively, were charged against income related to the plan. The Company also has a Long-Term Incentive Compensation Plan (LTIP) which awards performance units to certain key executives. Certain officers were awarded units in 1990 under the Company's LTIP by the Compensation Committee of the Board of Directors. The units vest to the officers over six years through December 31, 1995, and the value of a unit is determined annually based on the Company's operating performance, as defined in the plan. The value of the units charged to income in 1994 and 1993 was approximately $6.9 million and $2.3 million, respectively. Prior to 1993, the units awarded had no value.

COMMON AND PREFERRED STOCK

Description and Dividends

        On April 27, 1994, the shareholders approved an increase in the number of authorized shares of common stock from 100 million to 250 million shares.
In addition, on April 27, 1994, the Board of Directors declared a two-for-one stock split, effected in the form of a 100% stock dividend, to shareholders of record on May 11, 1994. The par value of common stock remained $.01 per share. The stock split resulted in the issuance of approximately 56,004,000 new shares of common stock and the transfer of $0.6 million from Additional Capital to Common Stock, representing the par value of the shares issued. All average share and income per share data have been restated to retroactively reflect the stock split. Since inception, the Company has not declared or paid a cash dividend. The Company is also authorized to issue 5 million shares of preferred stock, $1.00 par. No preferred stock has been issued to date.

        In October 1993, the Company issued 3,450,000 shares of the Company's common stock in a public offering for which the Company received net proceeds of approximately $231.1 million.

        In May 1986 and subsequently amended in April 1991, the Company declared a dividend distribution of one preferred stock purchase right on each outstanding share and each subsequently issued share of the Company's common stock. The rights will not become exercisable until the close of business ten days after a public announcement that a person or group has acquired 20% or more of the common stock of the Company, or a public announcement or commencement of a tender or exchange offer which would result in the offeror's acquiring 30% or more of the common stock of the Company. Once exercisable, each right would entitle a holder to buy 1/200 of a share of the Company's Series A Junior Participating preferred stock at an exercise price of $22.50. The Company may redeem the rights for 2.5 cents per right prior to the close of business on the tenth day following the announcement that a person or group has acquired 20% or more of the outstanding common stock of the Company. The rights will expire in 1996 unless redeemed or exercised at an earlier date.

Stock Purchase Plans

        Under provisions of the Company's employee stock purchase plans, employees can purchase the Company's common stock at a specified price through payroll deductions during an offering period, currently established on an annual basis. In July 1994, approximately 317,000 shares were issued to employees under the employee stock purchase plan. At December 31, 1994, approximately $3.8 million had been contributed by employees that will be used to purchase shares at the end of the offering period in August 1995. At December 31, 1994, the Company could issue up to 5,229,000 shares under the employee stock purchase plans of which approximately 3,989,000 shares had been purchased and issued and approximately 497,000 shares were subscribed for issuance in August 1995 assuming no further withdrawals from the plan.

Warrants and Options

        The Company has stock option plans providing for the issuance of both incentive stock options and nonqualified stock options exercisable for a period of ten years, as well as restricted stock issuances. The plans cover 18,244,000 shares of common stock including increases for the impact of the May 1994 stock split. At December 31, 1994, plan options covering 5,262,000 shares had been granted and were outstanding, options granted under the plans covering 8,873,000 shares had been exercised, 650,000 restricted shares had been issued (net of forfeitures), 521,000 shares had expired and options covering 2,938,000 shares were available for grant. The exercise prices of stock options granted and warrants issued were at the market value of the Company's common stock at the date of grant or issuance. Options issued under these plans allow optionees the ability to exercise at any time subsequent to grant. Restricted stock is issued for any such exercises of stock options prior to their vesting date.

        In the event of discontinuation of service by the optionees, all or a portion of the shares acquired pursuant to these options can be repurchased by the Company, at its option, based on the vesting terms in the option agreements.

        Other options at December 31, 1994 include 20,000 options granted to various current or prior members of the Company's Board of Directors.

        Outstanding warrants and options are summarized as follows:


                                                                                Options
                                                                  ------------------------------------
                                            Warrants                  Plans                  Other
                                         ------------             ------------          --------------
December 31, 1991--
    Shares issuable
      upon exercise   . . . . . . . . .    300,000                  6,417,000              142,000
    Price per share   . . . . . . . . .  $3.33-$9.23               $.01-$39.50           $2.00-$14.88
    Average price
      per share   . . . . . . . . . . .    $6.28                      $7.04                 $8.91
    Expiration  . . . . . . . . . . . .     1995                    1992-2001             1992-1995
1992 Transactions
    Issuances and grants  . . . . . . .      --                      32,000                 10,000
    Price per share   . . . . . . . . .      --                   $4.63-$18.13              $5.50
    Exercises and
      forfeitures   . . . . . . . . . .      --                     2,268,000               50,000
    Price per share   . . . . . . . . .      --                    $.01-$32.67           $2.00-$14.88
December 31, 1992--
    Shares issuable
      upon exercise   . . . . . . . . .    300,000                  4,181,000              102,000
    Price per share   . . . . . . . . .  $3.33-$9.23               $.01-$39.50           $4.19-$12.13
    Average price
      per share   . . . . . . . . . . .    $6.28                      $8.06                 $9.80
    Expiration  . . . . . . . . . . . .     1995                    1993-2002             1993-1996
1993 Transactions
    Issuances and grants  . . . . . . .      --                      710,000                10,000
    Price per share   . . . . . . . . .      --                   $26.13-$67.00             $17.00
    Exercises and
      forfeitures   . . . . . . . . . .    300,000                  1,509,000               78,000
    Price per share   . . . . . . . . .  $3.33-$9.23               $.01-$38.75           $4.19-$12.13
December 31, 1993--
    Shares issuable
      upon exercise   . . . . . . . . .      --                     3,382,000               34,000
    Price per share   . . . . . . . . .      --                    $.01-$67.00          $12.13-$17.00
    Average price
      per share   . . . . . . . . . . .      --                      $14.07                 $13.56
    Expiration  . . . . . . . . . . . .      --                     1994-2003             1994-1997
1994 Transactions
    Issuances from stock split  . . . .      --                     3,234,000               20,000
    Price per share   . . . . . . . . .      --                    $.01-$33.50           $6.06-$8.50
    Issuances and grants  . . . . . . .      --                      333,000                  --
    Price per share   . . . . . . . . .      --                   $23.88-$62.88               --
    Exercises and
      forfeitures   . . . . . . . . . .      --                     1,687,000               34,000
    Price per share   . . . . . . . . .      --                    $.01-$32.38              $12.13
December 31, 1994--
    Shares issuable
      upon exercise   . . . . . . . . .      --                     5,262,000               20,000
    Price per share   . . . . . . . . .      --                    $.01-$33.50              $8.50
    Average price
      per share   . . . . . . . . . . .      --                      $10.02                 $8.50
    Expiration  . . . . . . . . . . . .      --                     1995-2004                1997


Restricted Stock

        The Company's Board of Directors authorized the issuance of restricted shares of the Company's common stock to certain key employees under its 1993, 1988 and 1984 employee stock option plans. Holders of restricted stock retain all rights of a shareholder, except the shares cannot be sold until they are vested. Upon employee termination, all unvested shares are forfeited to the Company. The shares vest annually through 1997.

        The Company issued 6,000, 255,000 and 104,000 shares of restricted stock to employees in 1994, 1993 and 1992, respectively, and increased common stock and additional capital by the fair market value of the stock at the date of issuance ($0.2 million, $7.3 million and $0.8 million in 1994, 1993 and 1992, respectively), net of unearned compensation. At December 31, 1994, 1993 and 1992, unearned compensation related to the restricted shares was $1.8 million, $3.3 million and $1.5 million, respectively. The unearned compensation will be charged to expense ratably over the vesting period. Approximately 14,000 restricted shares were forfeited in both 1994 and 1992 totaling $0.2 million and $0.1 million, respectively.

Reserved Stock

        Common stock has been reserved for the following purposes (in thousands):

                                                                        December 31,
                                                                ----------------------------
                                                                1994                     1993
                                                                ----                     ----
Options outstanding . . . . . . . . . . . . . . . . . . .       5,282                   3,416
Options available for grant
  under the stock option plans  . . . . . . . . . . . . .       2,938                   1,787
Subordinated convertible
  debentures  . . . . . . . . . . . . . . . . . . . . . .          --                     668
Stock purchase plans  . . . . . . . . . . . . . . . . . .       1,240                     778
                                                                -----                   -----
                                                                9,460                   6,649
                                                                =====                   =====

OTHER OPERATING COSTS

        The agreement to acquire a company (Optilink) in 1990 required the Company to pay certain former employees of Optilink up to $7.9 million if certain revenue targets are achieved through December 31, 1995. During 1994, these revenue targets were fully achieved and all payments related to this agreement have been expensed, including $2.3 million in 1994, $4.1 million in 1993 and $0.9 million in 1992. Such amounts are included in Other Operating Costs on the Consolidated Statements of Income.

OTHER EXPENSE, NET

        Other expense, net for the year ended December 31, 1993 included a gain of $2.2 million from the sale of securities acquired several years ago as part of financing provided to a customer.

        Other expense, net for the year ended December 31, 1992 included provisions of approximately $1.5 million for legal and related costs associated with litigation activities and approximately $2.0 million for costs related to the restructuring of the Company's senior unsecured debt.

RELATED PARTIES

        The Company has agreements to pay consulting fees, which amounted to $0.5 million in 1994, $0.5 million in 1993 and $0.4 million in 1992 to non-employee members of the Company's Board of Directors.

        The Company paid legal fees of $0.2 million in 1992 to a legal firm with a shareholder who became a member of the Company's Board of Directors during 1989 and subsequently resigned during 1992.

        During 1992, the Company purchased approximately 98,000 shares of its outstanding common stock from various employees and an officer of the Company, who is also a member of the Board of Directors, at the existing market price at the date of the transactions.

        During 1994, the Company sold 40,000 shares of treasury stock to two members of the Board of Directors at below market prices. The difference between the market value of the shares sold and the issue price was approximately $0.9 million which was charged to income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

        Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the financial statements at fair value. Investments in debt and equity securities classified as available for sale have been recorded in the financial statements at current market values. Current market values of investments in debt securities classified as held to maturity are disclosed in the "Investments in Debt and Equity Securities" footnote. The carrying amounts of the Company's borrowings under its debt agreements approximate their fair value at December 1994 and 1993 due to the debt agreements containing market interest rates. The fair values of the Company's off-balance-sheet financial instruments are based on current settlement values (forward foreign exchange contracts) and fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing (guarantees and letters of credit). There were no significant differences between the carrying amounts and fair values of any off-balance-sheet financial instruments at December 31, 1994 and 1993. See "Commitments and Contingencies" for the carrying amounts of the Company's off-balance-sheet financial instruments.

COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

        The Company leases certain facilities and equipment which require future rental payments. These rental arrangements do not impose any financing or dividend restrictions on the Company or contain contingent rental provisions. Certain of these leases have renewal and purchase options generally at the fair value at the renewal or purchase option date.

        Future minimum rental commitments under operating leases with noncancellable lease terms in excess of one year were as follows at December 31, 1994 (in thousands):

1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $21,402
1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17,263
1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14,182
1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10,097
1999  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7,420
Thereafter  . . . . . . . . . . . . . . . . . . . . . . . . .   28,784
                                                               -------
                                                               $99,148
                                                               =======

        Operating lease rental expense was $24.6 million, $19.3 million and $17.3 million for the years ended December 31, 1994, 1993 and 1992, respectively.

Contingent Liabilities

        The Company periodically sells customer receivables and operating leases under agreements which contain recourse provisions. The Company could be obligated to repurchase receivables and operating leases which were previously sold on a partial recourse basis, the terms of which allow the Company to limit its risk of loss to approximately $2.6 million at December 31, 1994. The Company has guarantees of approximately $34.9 million outstanding at December 31, 1994, supporting Company and third party performance bonds to customers and others, of which approximately $8.0 million was collateralized by letters of credit issued under the Company's credit facility. The Company believes it has adequate reserves for any ultimate losses associated with these contingencies.

        At December 31, 1994, the Company had forward foreign exchange contracts of $105.2 million. See "Forward Foreign Exchange Contracts" under "Summary of Significant Accounting Policies" for further discussion.

Litigation

        On July 20, 1993, the Company filed suit against Advanced Fibre Communications ("AFC"), Quadrium Corporation and two former employees in the United States District Court for the Eastern District of Texas. The Company seeks: (i) a declaratory judgment that the two former employees are not entitled to any stock options or cash payments under certain employee plans due to alleged breaches of certain employment related agreements; (ii) a declaration that AFC's products are proprietary property of the

Company; and (iii) unspecified damages for breach of contract, civil conspiracy and tortious interference. Counterclaims have been filed by the former employees claiming entitlement to certain stock options, cash payments and punitive damages. Additionally, AFC has filed counterclaims including various tort claims and claims based on alleged violations of various Federal and State antitrust and unfair competition laws. AFC also seeks a declaratory judgment that it owns all rights to its products and seeks unspecified damages, including treble damages under antitrust statutes and punitive damages. During 1994, AFC amended its counterclaim to include an additional claim under the Racketeering Influenced Corrupt Organization Act. On December 1, 1994, AFC filed a motion to dismiss the case for lack of diversity jurisdiction and in the alternative to transfer the case to the Northern District of California in San Francisco, California. In anticipation of a dismissal of the Texas case, AFC also filed on December 2, 1994 a new action in the U.S. District Court for the Northern District of California, Oakland Division, in which AFC, as Plaintiff, repeated all of the issues in the counterclaim in the Texas case. The judge in the Texas case recently denied AFC's motion to transfer the Texas case to the Northern District of California. Discovery has now been completed and the parties are currently preparing for trial. The Company intends to vigorously prosecute its claims and defend all of the defendants' counterclaims. The Company believes that it has valid and substantial claims against all of the defendants and valid defenses to all of the counterclaims and does not believe the ultimate resolution of this matter will have a material adverse effect on the Company's consolidated financial position.

        The Company is a party to other routine legal proceedings incidental to its business which, in the opinion of management, are not expected to have a material adverse effect on the Company's consolidated financial position.

INTERNATIONAL OPERATIONS AND MAJOR CUSTOMERS

International Operations

        The Company operates in a single industry segment, the telecommunications equipment marketplace.

        A summary of the Company's 1994 operations by geographic area is presented below (in thousands):

                                      United                      Other
                                      States        Europe    International     Eliminations      Consolidated
                                    --------        ------    -------------     ------------      ------------
Revenue from unaffiliated
  customers...................    $  908,664      $ 47,287       $47,174          $     --          $1,003,125
Intercompany revenue between
  geographic areas............        63,871        11,473         4,301           (79,645)                --
Operating income..............       215,280         2,509           505            (4,295)            213,999
Identifiable assets at
  December 31, 1994...........    $1,012,006      $234,983       $27,715          $ (6,168)         $1,268,536

         The information presented above may not be indicative of results if the geographic areas were independent organizations. Intercompany transactions are made at established transfer prices. Revenue from foreign operations and identifiable assets of foreign operations were less than 10% of consolidated revenues and assets, respectively, in 1993 and 1992.

         Revenue generated from export sales was less than 10% of consolidated revenue in 1994, 1993 and 1992.

Major Customers

        Customers that accounted for 10% or more of consolidated revenue and their related percentage of consolidated revenue were as follows:

                                                                    Years ended December 31,
                                                                   --------------------------
                                                                   1994        1993      1992
                                                                   ----        ----      ----
Motorola, Inc . . . . . . . . . . . . . . . . . . . . . . . . .     23%         12%       13%
MCI Communications Corporation  . . . . . . . . . . . . . . . .     12%         18%       15%
Ameritech Services, Inc.
  and subsidiaries  . . . . . . . . . . . . . . . . . . . . . .     11%         13%        *
Bell Atlantic . . . . . . . . . . . . . . . . . . . . . . . . .      *          11%       10%
NYNEX . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      *          11%        *

*Represented less than 10% of consolidated revenue.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of DSC Communications Corporation:


        We have audited the accompanying consolidated balance sheets of DSC Communications Corporation and subsidiaries (the "Company") as of December 31, 1994 and 1993 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.


                               Ernst & Young LLP



Dallas, Texas
January 23, 1995

DSC Communications Corporation and Subsidiaries
QUARTERLY RESULTS
(Unaudited) (In thousands, except per share data)


                                           1994                                      1993
                       -----------------------------------------   -----------------------------------------
                        Fourth      Third     Second      First     Fourth   Third (A)    Second     First
                       --------   --------   --------   --------   --------   --------   --------   --------
Revenue.............   $312,076   $260,601   $229,574   $200,874   $217,934   $187,971   $168,676   $156,193
Gross profit........    154,049    126,461    112,867     97,015     96,050     81,559     73,119     67,241
Net income..........   $ 53,545   $ 43,196   $ 36,284   $ 29,601   $ 28,764   $ 23,288   $ 18,236   $ 11,372
                       ========   ========   ========   ========   ========   ========   ========   ========

Income per
 share (B)..........   $   0.46   $   0.37   $   0.31   $   0.25   $   0.25   $   0.22   $   0.17   $   0.12
                       ========   ========   ========   ========   ========   ========   ========   ========

---------------

(A) The 1993 third quarter includes a gain of approximately $2.2 million from the sale of securities acquired several years ago as part of financing provided to a customer.

(B) On April 27, 1994, the Board of Directors declared a two-for-one stock split, effected in the form of a 100% stock dividend, to shareholders of record on May 11, 1994. All income per share data presented prior to 1994 has been restated to retroactively reflect the stock split.