Form 10-K, Exhibit 13
period 1995-12-31
DSC COMMUNICATIONS CORP
filed 1996-04-01
CIK 316004

                                                                   EXHIBIT 13.1

DSC Communications Corporation and Subsidiaries

ITEM 6. SELECTED FINANCIAL DATA

                                         1995(A)       1994(A)        1993        1992          1991(B)
                                       ----------    -----------    --------    ----------    -----------
                                                  (Dollars in thousands, except per share data)
SUMMARY OF OPERATIONS FOR THE
YEAR:
 Revenue............................   $1,422,018    $ 1,003,125    $730,774    $  536,319    $   461,455
 Gross profit.......................      685,899        490,392     317,969       202,776        123,082
 Operating income (loss)............      279,418        213,999     110,176        42,431        (81,905)
 Interest income....................       27,147         16,306       5,691         4,132          4,190
 Interest expense...................      (18,599)        (2,075)     (6,256)      (21,347)       (25,457)
 Net income (loss)..................   $  192,680    $   162,626    $ 81,660    $   11,594    $  (108,328)
                                       ==========    ===========    ========    ==========    ===========
 Income (loss) per share (C)........   $     1.63    $      1.39    $   0.77    $     0.12    $     (1.31)
                                       ==========    ===========    ========    ==========    ===========

FINANCIAL POSITION AT YEAR END:
 Cash and marketable
   securities.......................    $ 569,264    $   271,322    $313,808    $   69,839    $    26,366
 Working capital....................      738,965        393,034     406,752        79,010          4,991
 Property and equipment,
  net...............................      370,522        282,963     179,783       149,209        165,952
 Total assets.......................    1,865,275      1,268,536     900,417       547,669        599,914
 Short-term and long-term
  debt..............................      326,977         82,369      70,412       140,409        281,715
 Shareholders' equity (D)...........    1,124,079        851,100     617,800       202,627        174,686

OTHER FINANCIAL INFORMATION:
 Shareholders' equity
  per share of common
  stock outstanding (C).............   $     9.72    $      7.50    $   5.61    $     2.30     $     2.10
 Return on average
  shareholders' equity..............         19.5%          22.1%       19.9%          6.1%         (47.7%)
 Ratio of current assets to
  current liabilities...............          2.5            2.1         3.1           1.4            1.0
 Ratio of short-term and
  long-term debt to
  shareholders' equity..............         29.1%           9.7%       11.4%         69.3%         161.3%


            (Continued)

DSC Communications Corporation and Subsidiaries

ITEM 6. SELECTED FINANCIAL DATA

                                          1995(A)     1994(A)   1993        1992       1991(B)
                                          -------     -------  -------     ------      ------
                                             (Dollars in thousands, except per share data)
OTHER DATA:
 Shares used to compute
  income (loss) per share
  (in thousands) (C)..............        118,126     116,889  106,650     93,198      82,678
 Shareholders of record at
  year end........................          3,768       3,611    3,462      4,948       6,110
 Total employees at year
  end.............................          5,860       5,414    4,041      3,301       3,262
- ----------------------------------------------------------------------------------------------

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

(B) For the year ended December 31, 1991, the Company recorded special charges of $48.1 million related to asset write-downs and restructuring costs.

(C) In April 1994, the Board of Directors declared a two-for-one stock split, effected in the form of a 100% stock dividend, for shareholders of record on May 11, 1994. All per share amounts prior to 1994 have been restated to retroactively reflect the stock split.

(D) Since inception, the Company has not declared or paid a cash dividend.

DSC Communications Corporation and Subsidiaries

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         During 1995, DSC Communications Corporation continued its excellent trend of financial performance over the past several years with record revenue and record net income. Additionally, shareholders' equity at the end of 1995 exceeded $1 billion for the first time in the Company's history. Revenue for 1995 increased 42% to $1,422.0 million, and net income increased to $192.7 million, or $1.63 per share, from $162.6 million, or $1.39 per share, in 1994. In addition, the Company maintained its strong financial position with over $565 million in cash and short-term investments, working capital of $739 million, and short-term and long-term debt to equity of less than 30%.

         The Company acquired DSC Communications A/S in November 1994. Accordingly, the Company's consolidated results for 1995 include the financial results of DSC Communications A/S for the full year while 1994's consolidated results include DSC Communications A/S for only one month.

FINANCIAL CONDITION AND LIQUIDITY

         The Company ended 1995 and 1994 with the following:

                                                            December 31,
                                                     ----------------------
                                                     1995              1994
                                                     ----              ----
                                                          (in millions)
Cash and cash equivalents ...................... $     258.6        $     52.9
Marketable securities ..........................       310.7             218.4
Non-debt working capital, excluding
  cash and cash equivalents and
  marketable securities ........................       286.2             178.8
Short-term debt ................................        83.4              39.8
Long-term debt, including current portion ......       243.5              42.6


         Overall, the Company's financial position remained strong in 1995. Cash generated from operating activities was approximately $228 million. Additionally, the Company received proceeds from a $225 million unsecured, long-term loan in April 1995, with the majority of these proceeds invested in cash equivalents and marketable securities at the end of 1995.

         The $149 million acquisition of DSC Communications A/S in November 1994 was funded with approximately $87 million in cash and $62 million in short-term borrowings. The short-term borrowings were paid down to $39.8 million at the end of 1994 with the balance repaid in early 1995.

         The $228.0 million of cash generated by operating activities during the year was positively impacted by the Company's record earnings and an increase of $67.2 million in non-debt liabilities, while receivables and inventories increased by $33.1 million and $129.2 million, respectively. The increase in both receivables and inventories was due primarily to an increase in the overall business activities of the Company. In addition, inventories increased in 1995 as a result of existing and anticipated customer requirements for 1996, including new product introductions. See

"Receivables" in Notes to Consolidated Financial Statements for a discussion of certain receivables sold during 1995 with recourse.

         At December 31, 1995, the Company has a net deferred tax asset of $31.9 million which the Company expects to be realized through future taxable earnings.

         Capital expenditures were $154.7 million for 1995, which included approximately $42.8 million for the purchase of land and construction costs incurred on new facilities in Copenhagen, Denmark. These new facilities will consolidate the operations of the Company's Danish subsidiary, with one building completed in 1995 and another building expected to be completed in early 1996. The expected future business growth will require additional capital expenditures both domestically and at various international locations, including manufacturing equipment and leasehold improvements for a planned manufacturing facility in Costa Rica which was leased in 1995 and is scheduled for completion in the first half of 1996. The timing and extent of additional facilities and other capital requirements are dependent upon future business growth. However, the Company anticipates that capital expenditures in 1996 could be in the range of approximately $150 million.

         As noted previously, the Company entered into a $225.0 million unsecured, long-term loan in April 1995 which bears interest at 9%. Interest payments will be made semi-annually, and principal payments will be made in eight equal annual installments beginning in the second quarter of 1996. The proceeds from the loan are being used for general corporate purposes, with the majority of the proceeds currently being invested in short-term investments. In addition, a foreign subsidiary borrowed $16.0 million under a long-term loan facility. Annual maturities of long-term debt for the next five years range from approximately $30 to $33 million. See "Credit Agreements and Short-Term Debt" and "Long-Term Debt" in Notes to Consolidated Financial Statements for further discussion.

         The Company and certain of its foreign subsidiaries have entered into unsecured credit facilities providing for borrowings up to $148.1 million. These credit facilities include a domestic facility which expires in February 1998 and provides for borrowings up to $50.0 million, reduced by the value of outstanding letters of credit. At December 31, 1995, outstanding letters of credit totaled $33.0 million, including $27.0 million issued to support a portion of the outstanding foreign borrowings. At December 31, 1995, outstanding borrowings under the foreign facilities were $83.4 million, and there were no borrowings under the domestic facility during 1995. The foreign facilities are being used to fund working capital requirements and facilities expansion and are repayable in foreign currencies.

         The Company expects to convert the short-term arrangement used to fund facilities expansion in Denmark, under which $42.0 million was outstanding at December 31, 1995, into a long-term agreement during the next several months. The Company also expects to replace the existing domestic and certain foreign credit facilities with a new, unsecured $160.0 million credit facility with several banks. The new facility would provide for borrowings and issuances of letters of credit in multiple currencies. Interest would be at a floating rate based on LIBOR. This new facility is expected to be completed in the next few months.

         The Company is party to certain litigation, as disclosed in "Litigation" under "Commitments and Contingencies" in Notes to Consolidated

Financial Statements, the outcome of which the Company believes will not have a material adverse effect on its consolidated financial position.

         The Company believes that its existing cash and short-term investments and available credit facilities will be adequate to support the Company's financial resource needs, including working capital requirements, capital expenditures, operating lease obligations, and debt payments.

         In order to be competitive in the future, the Company believes that it will become increasingly necessary to offer financing alternatives to both domestic and international customers. To the extent such financing becomes significant, additional borrowings could become necessary.

RESULTS OF OPERATIONS

1995 Compared to 1994

         Revenue for 1995 increased 42% to $1,422.0 million compared to $1,003.1 million in 1994. Net income for 1995 was $192.7 million, or $1.63 per share, compared to net income of $162.6 million, or $1.39 per share, in 1994.

         The Company's revenue growth for 1995 was the result of increased product deliveries across all of the Company's major product lines as well as the inclusion of revenue from the Company's Danish subsidiary, DSC Communications A/S, which was acquired in November 1994. Switching products revenue increased 31% over 1994 and represented 48% of consolidated revenue in 1995 as compared to 52% of consolidated revenue in 1994. This revenue increase was due primarily to an increase in deliveries of the Company's cellular and wireless switching products. Access products revenue increased 49% over the prior year as customer demand for the Litespan product continued to grow, which resulted in access products accounting for 28% of consolidated revenue in 1995 compared to 27% in 1994. Transmission products revenue represented 23% of consolidated revenue in 1995 as compared to 19% of consolidated revenue in 1994. Revenue from transmission products increased 66% due to the inclusion of revenue from DSC Communications A/S in addition to revenue from the Company's new iMTN product.

         DSC Communications A/S, which accounted for 9% of consolidated revenue in 1995, incurred an operating loss during the year due principally to the delayed introduction of a new generation of optical transmission equipment. While it is anticipated that development will be completed and product deliveries will begin during the first half of 1996, future near-term profitability of the Company's Danish operation is dependent upon the successful completion and market acceptance of these products.

         Gross profit of $685.9 million in 1995 represented 48% of revenue compared to 49% of revenue in 1994. This decline was due primarily to a change in the mix of products sold during 1995 as compared to 1994. Certain of the Company's products, including software, typically produce gross margin content greater than other Company products. As a result, the Company's gross margin percentage in future periods could vary significantly due to changes in the relative mix of product deliveries.

         Research and development expenses increased to $189.8 million in 1995 compared to $127.3 million in 1994, representing 13% of revenue for both 1995 and 1994. This growth included the development activities of DSC Communications A/S as well as the Company's increasing research and development investment consistent with its ongoing commitment to the development of new products and to the enhancements of existing products across all strategic product lines.

         Selling, general and administrative expenses for 1995 were $207.2 million, or 15% of revenue, compared to $141.9 million, or 14% of revenue, in 1994. This growth was due primarily to the inclusion of expenses of DSC Communications A/S in 1995, increased international selling and marketing activities, and a growth in legal expenses. The Company is actively pursuing claims primarily related to its intellectual property rights and, as this litigation progresses, legal expenses may continue to increase.

See "Litigation" under "Commitments and Contingencies" in Notes to Consolidated Financial Statements for further discussion.

         Depreciation and amortization expense grew from $53.7 million in 1994 to $81.2 million in 1995. Capital additions in 1995 of $154.7 million, along with expected capital additions in the range of approximately $150 million in 1996, will continue to increase depreciation and amortization expense in 1996 and future years.

         Both interest income and interest expense have increased in 1995 due primarily to the $225.0 million loan entered into in April 1995 which bears interest at 9%. As discussed previously, the majority of the proceeds from this loan are currently being invested in short-term investments. Interest expense has also increased as a result of borrowings under several new foreign subsidiary borrowing arrangements entered into during 1995.

         The Company's effective income tax rate was 34% for 1995 as compared to 27% in 1994. The higher rate was due primarily to a reduced amount of tax loss and credit carryforwards in 1995 as compared to 1994. The Company's effective tax rate is expected to increase in 1996 due to the full utilization of the Company's net operating loss and tax credit carryforwards in 1995, increased foreign taxes, and a reduction in the U.S. tax benefits received from the Company's Puerto Rican subsidiary. See "Income Taxes" in Notes to Consolidated Financial Statements for further discussion.

         The Company manages its exposure to fluctuations in foreign currency exchange rates through the use of forward foreign exchange contracts. These forward foreign exchange contracts are primarily entered into to hedge certain receivables and firm contracts for deliveries of products and services as well as anticipated future business transactions denominated in foreign currencies. At December 31, 1995, the U.S. dollar equivalent of forward foreign exchange contracts outstanding was approximately $54.3 million, of which $7.0 million are hedges of anticipated business transactions. The total forwards outstanding at December 31, 1995 represent a $50.9 million decrease from the amount outstanding at the end of 1994. The decrease was primarily the result of the completion of a major contract denominated in Japanese Yen in 1995 which was entered into in the fourth quarter of 1994. Future earnings could be impacted by forward contracts related to anticipated transactions which are marked-to-market each period. Such mark-to-market adjustments were immaterial to the Company in 1995 and 1994. See "Forward Foreign Exchange Contracts" under "Summary of Significant Accounting Policies" in Notes to Consolidated Financial Statements for further discussion.

         The Company's future operating results may be affected by a number of factors, including the timing and ultimate receipt of orders from certain customers which continue to constitute a large portion of the Company's revenue; the successful enhancement of existing products; introduction and market acceptance of new products on a timely basis; mix of products sold; product costs; manufacturing lead times; significant fluctuations in foreign currency exchange rates; and changes in general worldwide economic conditions, any of which could have an adverse impact on operations.

         In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which establishes a fair value based method of accounting for stock-based compensation plans. As allowed under FAS 123, the Company has chosen, upon adoption in 1996, to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and provide supplemental pro forma footnote disclosures. Also during 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which must be implemented in the first quarter of 1996. The Company believes that the implementation of this standard will not have a material financial impact to the Company in 1996.

1994 Compared to 1993

         Revenue for 1994 increased 37% to $1,003.1 million compared to $730.8 million in 1993. Net income for 1994 was $162.6 million, or $1.39 per share, compared to net income of $81.7 million, or $0.77 per share, for 1993.

         The revenue growth was the result of continuing strong demand for a broad range of the Company's products, including switching products such as wireless and intelligent network systems and access products. Switching products revenue increased 57% over 1993 and represented 52% of consolidated revenue in 1994 as compared to 45% of consolidated revenue in 1993. This increase was the result of higher deliveries across the majority of the switching products, including tandem, wireless, and intelligent network products. Revenue from access product shipments increased 32% over the prior year accounting for 27% of consolidated revenue in 1994 as compared to 28% in 1993 due primarily to a higher shipment level of the Company's Litespan product. The balance of revenue primarily consisted of transmission products which increased in 1994 from 1993 but declined as a percentage of revenue due to the significant growth of other products.

         Gross profit of $490.4 million in 1994 represented 49% of revenue compared to 44% of revenue in 1993. The Company benefited from product volume efficiencies, cost reduction activities and increased shipments of higher margin software and other switching products.

         Research and development expenses increased to $127.3 million in 1994, or 13% of revenue, compared to $86.6 million, or 12% of revenue, in 1993. This increase represents the Company's ongoing commitment to develop new products and to enhance existing products across the high-growth product areas.

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

         Income before income taxes for 1994 was favorably impacted by increased interest income and lower interest expense. Interest income increased by $10.6 million to $16.3 million during 1994 due to a higher average level of investments in marketable securities. Interest expense declined from $6.3 million in 1993 to $2.1 million in 1994. This was primarily the result of the conversion of substantially all of the Company's outstanding subordinated convertible debentures in 1993 and early 1994 into shares of the Company's common stock.

         Other income (expense), net in 1994 increased by $4.9 million to $5.0 million. This increase was primarily the result of a $2.2 million gain recorded in 1993 relating to the sale of securities acquired several years ago as part of financing provided to a customer.

         The Company's effective income tax rate was 27% for 1994 as compared to 25% in 1993. See "Income Taxes" in Notes to Consolidated Financial Statements for further discussion.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

                                                       Years ended December 31,
                                              ------------------------------------------
                                                   1995          1994           1993
                                              --------------  ------------  ------------
Revenue....................................   $    1,422,018  $  1,003,125  $    730,774
Cost of revenue............................          736,119       512,733       412,805
                                              --------------  ------------  ------------
  Gross profit.............................          685,899       490,392       317,969
                                              --------------  ------------  ------------
Operating costs and expenses:
  Research and product development.........          189,751       127,303        86,620
  Selling, general and administrative......          207,188       141,934       112,723
  Other operating costs....................            9,542         7,156         8,450
                                              --------------  ------------  ------------
    Total operating costs and expenses.....          406,481       276,393       207,793
                                              --------------  ------------  ------------

Operating income...........................          279,418       213,999       110,176

Interest income............................           27,147        16,306         5,691
Interest expense...........................          (18,599)       (2,075)       (6,256)
Other income (expense), net................            1,984        (5,040)         (155)
                                              --------------  ------------  ------------
  Income before income taxes...............          289,950       223,190       109,456
Income taxes...............................           97,270        60,564        27,796
                                              --------------  ------------  ------------
    Net income.............................   $      192,680  $    162,626  $     81,660
                                              ==============  ============  ============

Income per share...........................   $         1.63  $       1.39  $       0.77
                                              ==============  ============  ============

Average shares used in per
 share computation.........................          118,126       116,889       106,650
                                              ==============  ============  ============

See accompanying Notes to Consolidated Financial Statements.

DSC Communications Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In thousands)

                                                                      December 31,
                                                            -------------------------------
                                                                 1995             1994
                                                            -------------   ---------------
Assets
CURRENT ASSETS
  Cash and cash equivalents...............................  $     258,565   $        52,942
  Marketable securities...................................        310,699           218,380
  Receivables.............................................        277,006           239,740
  Inventories.............................................        303,962           180,674
  Other current assets....................................         70,315            46,718
                                                            -------------   ---------------
    Total current assets..................................      1,220,547           738,454
                                                            -------------   ---------------
PROPERTY AND EQUIPMENT, NET...............................        370,522           282,963
LONG-TERM RECEIVABLES.....................................         17,557            25,691
CAPITALIZED SOFTWARE DEVELOPMENT COSTS....................         43,821            38,583
COST IN EXCESS OF NET ASSETS OF BUSINESSES AQUIRED, NET...        155,102           152,396
OTHER.....................................................         57,726            30,449
                                                            -------------   ---------------
       Total assets.......................................  $   1,865,275   $     1,268,536
                                                            =============   ===============

Liabilities and Shareholders' Equity
CURRENT LIABILITIES
  Short-term debt.........................................  $      83,438   $        39,791
  Accounts payable........................................        115,137            91,054
  Accrued liabilities.....................................        220,679           175,108
  Income taxes payable....................................         29,230            22,219
  Current portion of long-term debt.......................         33,098            17,248
                                                            -------------   ---------------
    Total current liabilities.............................        481,582           345,420
                                                            -------------   ---------------

LONG-TERM DEBT, NET OF CURRENT PORTION ...................        210,441            25,330
NONCURRENT INCOME TAXES AND OTHER LIABILITIES.............         49,173            46,686

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Common stock, $.01 par value, issued - 120,591
    in 1995 and 118,514 in 1994; outstanding - 115,602
    in 1995 and 113,525 in 1994 ..........................          1,206             1,185
  Additional capital......................................        703,448           631,729
  Unrealized gains (losses) on securities,
    net of income taxes...................................            391            (3,764)
  Accumulated translation adjustment......................          4,404                --
  Retained earnings.......................................        457,741           265,061
                                                            -------------   ---------------
                                                                1,167,190           894,211
  Treasury stock, at cost, 4,989 shares in 1995 and 1994..        (43,111)          (43,111)
                                                            -------------   ---------------
    Total shareholders' equity............................      1,124,079           851,100
                                                            -------------   ---------------
      Total liabilities and shareholders' equity..........  $   1,865,275   $     1,268,536
                                                            =============   ===============

See accompanying Notes to Consolidated Financial Statements.

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                              Years ended December 31,
                                                        -----------------------------------
                                                           1995        1994          1993
                                                        ----------   ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income ........................................    $  192,680   $ 162,626    $  81,660
 Adjustments to reconcile net income
  to net cash provided by
  operating activities:
    Depreciation and amortization...................        81,218      53,698       44,334
    Amortization of capitalized
     software development costs.....................        21,591      19,460       17,545
    Deferred income taxes...........................       (31,888)         --           --
    Income tax benefit related to stock
     options........................................        49,987      24,055        5,800
    Utilization of preacquisition net
     operating loss carryforwards...................            --          --        8,300
    Other...........................................           938       4,772       (2,888)
 Changes in operating assets and liabilities:
    Increase in current and
     long-term receivables..........................       (33,149)    (89,616)     (51,084)
    Increase in inventories.........................      (129,234)    (33,188)     (31,444)
    Increase in other current
     assets.........................................        (1,603)     (9,265)      (3,966)
    Increase in current payables
     and accruals...................................        67,178      74,402        1,101
 Increase in noncurrent income taxes
  and other liabilities.............................        10,241      15,393        9,961
                                                        ----------   ---------    ---------
        NET CASH PROVIDED BY OPERATING
        ACTIVITIES..................................       227,959     222,337       79,319
                                                        ----------   ---------    ---------

                    (Continued)

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)

                                                                Years ended December 31,
                                                        -------------------------------------
                                                           1995          1994          1993
                                                        -----------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
 Business acquisition, net of acquired cash.........             --     (135,696)          --
 Purchases of property and equipment................       (154,748)    (141,177)     (71,028)
 Additions to capitalized software
  development costs.................................        (26,829)     (24,558)     (21,947)
 Purchases of marketable securities.................     (1,014,304)    (312,297)    (178,635)
 Proceeds from sales and maturities of
  marketable securities.............................        927,234      246,569       19,715
 Purchase of long-term investment security..........        (17,500)     (12,500)          --
 Other..............................................           (341)      (2,980)       5,449
                                                        -----------    ---------    ---------
        NET CASH USED FOR INVESTING
        ACTIVITIES..................................       (286,488)    (382,639)    (246,446)
                                                        -----------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES

 Increase in short-term debt........................         43,647       39,791           --
 Borrowings under long-term debt
  arrangements......................................        241,019       19,919       19,975
 Payments on long-term debt.........................        (42,249)     (14,770)     (18,471)
 Proceeds from public offering of common
  stock.............................................             --           --      231,149
 Proceeds from the sale of common stock
  under stock programs..............................         20,481       13,211       20,116
 Other..............................................          1,254          205         (593)
                                                        -----------    ---------    ---------
        NET CASH PROVIDED BY
        FINANCING ACTIVITIES........................        264,152       58,356      252,176
                                                        -----------    ---------    ---------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................................        205,623     (101,946)      85,049
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD............................................         52,942      154,888       69,839
                                                        -----------    ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD............................................    $   258,565    $  52,942    $ 154,888
                                                        ===========    =========    =========

SUPPLEMENTAL CASH FLOW INFORMATION:
 Interest paid......................................    $    12,691    $   1,114    $   7,459
                                                        ===========    =========    =========
 Income taxes paid..................................    $    64,289    $  11,930    $   4,359
                                                        ===========    =========    =========

See accompanying Notes to Consolidated Financial Statements.

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)

                                                                                     Accumu-
                                     Common Stock                       Unrealized   lated
                                 --------------------                     Gains      Trans-
                                  Shares       Par           Addi-       (Losses)    lation                    Cost of
                                   Out-       Value         tional          on       Adjust-      Retained    Treasury
                                 standing      $.01         Capital     Securities     ment       Earnings     Shares       Total
                                 --------    --------      ---------    ----------   -------      --------    --------    ----------

BALANCES, December 31, 1992...     44,115    $    491      $ 224,818       $    --      $   --    $ 20,775   $(43,457)   $  202,627
  Shares issued by public
   offering, net of expenses..      3,450          35        231,114            --          --          --         --       231,149
  Shares issued upon
   exercise of options........      1,809          18         15,890            --          --          --         --        15,908
  Shares issued under stock
   purchase plans.............      1,543          15          6,296            --          --          --         --         6,311
  Income tax benefit related
   to stock options...........         --          --          5,800            --          --          --         --         5,800
  Restricted shares issued
   to employees, net of
   unearned compensation .....        255           3          5,586            --          --          --         --         5,589
  Conversion of 7.75%
   subordinated convertible
   debentures into
   common stock, net of
   expenses...................      3,842          38         68,523            --          --          --          --       68,561
  Conversion of 8.0%
   subordinated convertible
   debentures into
   common stock...............          4          --            195            --          --          --          --          195
  Net income..................         --          --             --            --          --      81,660          --       81,660
                                 --------    --------      ---------       -------      ------    --------   ---------   ----------
BALANCES, December 31, 1993...     55,018         600        558,222            --          --     102,435     (43,457)     617,800
  Shares issued upon
   exercise of options........      1,503          15          8,533            --          --          --          --        8,548
  Shares issued under stock
   purchase plans.............        357           3          5,589            --          --          --         346        5,938
  Income tax benefit related
   to stock options...........         --          --         24,055            --          --          --          --       24,055
  Restricted shares issued to
   employees, net of
   unearned compensation......          6          --          1,597            --          --          --          --        1,597
  Conversion of 8.0%
   subordinated convertible
   debentures into
   common stock, net of
   expenses...................        637           7         34,293            --          --          --          --       34,300
  Two-for-one stock split,
   effected in the form
   of a 100% stock dividend...     56,004         560           (560)           --          --          --          --           --
  Net change in unrealized
   gains (losses) on securi-
   ties, net of income taxes..         --          --             --        (3,764)         --          --          --       (3,764)
  Net income..................         --          --             --            --          --     162,626          --      162,626
                                 --------    --------      ---------       -------      ------    --------   ---------   ----------
BALANCES, December 31, 1994...    113,525       1,185        631,729        (3,764)         --     265,061     (43,111)     851,100
  Shares issued upon
   exercise of options........      1,500          15         10,283            --          --          --          --       10,298
  Shares issued under stock
   purchase plans.............        467           5         10,178            --          --          --          --       10,183
  Income tax benefit related
   to stock options...........         --          --         49,987            --          --          --          --       49,987
  Restricted shares issued
   to employees, net of
   unearned compensation .....        110           1          1,271            --          --          --          --        1,272
  Net change in unrealized
   gains (losses) on securi-
   ties net of income taxes...         --          --             --         4,155          --          --          --        4,155
  Translation adjustment......         --          --             --            --       4,404          --          --        4,404
  Net income..................         --          --             --            --          --     192,680          --      192,680
                                 --------    --------      ---------       -------      ------    --------   ---------   ----------
BALANCES, December 31, 1995...   $115,602    $  1,206      $ 703,448       $   391      $4,404    $457,741   $ (43,111)  $1,124,079
                                 ========    ========      =========       =======      ======    ========   =========   ==========

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

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

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

Investments in Debt and Equity Securities

         The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"), in 1993. In accordance with FAS 115, prior years' financial statements have not been restated to reflect the change in accounting method. There was no cumulative effect as a result of adopting FAS 115 in 1993.

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

         The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of asset-backed securities, over the estimated life of the security. Such amortization and interest are included in Interest Income. Realized gains and losses are included in Other Income (Expense), Net in the Consolidated Statements of Income. The cost of securities sold is based on the specific identification method.

         The Company's investments in debt and equity securities are diversified among high credit quality securities in accordance with the Company's investment policy.

Inventories

         Inventories are valued at the lower of average cost or market. Inventories consisted of the following (in thousands):

                                    December 31,
                                --------------------
                                  1995        1994
                                --------    --------
Raw Material.................   $137,002    $ 66,466
Work in Process..............     20,015      18,618
Finished Goods...............    146,945      95,590
                                --------    --------
                                $303,962    $180,674
                                ========    ========

Property and Equipment

         Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings..........................................  20-40 Years
Leasehold improvements.............................   1-20 Years
Manufacturing, development and test equipment......   3-10 Years
Office furniture, equipment and other..............   3-10 Years

         Included in Office furniture, equipment and other are computer equipment and related purchased software which are generally depreciated over three to five years. Capital leases and equipment leased to customers under operating leases are amortized on a straight-line basis over the term of the lease. Amortization of these leases is included in depreciation expense.

Capitalized Interest

         Interest costs related to certain qualifying assets (including capitalized software development costs) are capitalized during their construction or development period and amortized over the economic life of the related assets. For the years ended December 31, 1995, 1994 and 1993, the Company capitalized $2.6 million, $1.6 million and $0.9 million, respectively, of such interest costs.

Cost in Excess of Net Assets of Businesses Acquired, Net

         Cost in excess of net assets of businesses acquired generally is amortized on a straight-line basis over 10 to 20 years. When indications of a possible impairment in carrying value are present, the Company reviews the original assumptions and rationale utilized in the establishment of the carrying value and estimated life. The carrying value would be adjusted to fair value if significant facts and circumstances altered the Company's original assumptions and rationale.

         Cost in Excess of Net Assets of Businesses Acquired, Net was $155.1 million and $152.4 million at December 31, 1995 and 1994, respectively. This represents the excess of the cost of acquiring businesses over the fair value of net assets received at the date of acquisition, net of accumulated amortization of $24.9 million and $16.0 million at December 31, 1995 and 1994, respectively.

         See "Business Acquisition" for further discussion.

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

         Amortization of capitalized software development costs is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current revenues for a product to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of two years is assigned to capitalized software development costs. Capitalized Software Development Costs were $43.8 million and $38.6 million at December 31, 1995 and 1994, respectively, net of accumulated amortization costs of $22.5 million and $18.2 million, respectively.

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

Foreign Currency Translation

         For those foreign subsidiaries which have a functional currency other than the U.S. dollar, assets and liabilities are translated using year-end exchange rates, and revenue and expense items are translated at the average exchange rates in effect during the year. The resulting translation adjustments for these subsidiaries are included in Shareholders' Equity.

         For the Company's foreign subsidiaries which have the U.S. dollar as their functional currency, monetary assets and liabilities are translated at year-end exchange rates while non-monetary items are translated at historical rates. Revenue and expense items are translated at the average exchange rates in effect during the year, except for depreciation and cost of revenue, which are translated at historical rates. The resulting translation adjustments and transaction gains and losses are included in Other Income (Expense), Net in the Consolidated Statements of Income and were not material in 1995, 1994 or 1993.

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

         At December 31, 1995, the U.S. dollar equivalent of the forward foreign exchange contracts outstanding was $54.3 million. Of the contracts held at December 31, 1995, the following is a summary by currency: Pound Sterling - $19.7 million; Deutsche Mark - $11.6 million; Australian Dollar - $6.0 million; Japanese Yen - $5.3 million; and other - $11.7 million.

Income Per Share

         Income per share is based upon weighted average common shares outstanding and common stock equivalents. Common stock equivalents have been determined assuming the exercise of all dilutive stock options and warrants adjusted for the assumed repurchase of common stock, at the average market price, from the exercise proceeds. The fully diluted per share computation also assumes the conversion of the convertible subordinated debentures, when dilutive, and the assumed repurchase of common stock at the ending market price. Primary and fully diluted income per share are essentially the same for all periods presented. On April 27, 1994, the Board of Directors declared a two-for-one stock split, effected in the form of a 100% stock dividend, to shareholders of record on May 11, 1994. All income per share and average shares used in per share computation amounts prior to 1994 have been restated to retroactively reflect the stock split.

BUSINESS ACQUISITION

         In November 1994, the Company acquired all of the outstanding stock of NKT Elektronik A/S, a Copenhagen, Denmark-based manufacturer of optical transmission equipment, for $149.4 million in cash. The acquisition cost was funded with existing cash and approximately $62 million in short-term borrowings. Following the acquisition, the name of NKT Elektronik A/S was changed to DSC Communications A/S. The Company's consolidated results include the operations of DSC Communications A/S from the date of acquisition.

         The acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price has been allocated to the net assets acquired based on their estimated fair values with the balance of the purchase price, $117.3 million in 1995 ($105.6 million in 1994), included in Cost in Excess of Net Assets of Businesses

Acquired, Net. The cost in excess of net assets of business acquired is being amortized over 20 years.

       The following unaudited pro forma summary combines the consolidated results of operations of the Company and DSC Communications A/S as if the acquisition had occurred at the beginning of 1994 after giving effect to certain pro forma adjustments, including, among others, adjustments to reflect the appropriate divisions and/or subsidiaries of DSC Communications A/S which were purchased by the Company, the amortization of cost in excess of net assets of business acquired, increased interest expense and decreased interest income associated with acquisition funding, and the estimated related income tax effects. This pro forma financial information for the year ended December 31, 1994 is presented for informational purposes only and may not be indicative of the results of operations as they would have been if the Company and DSC Communications A/S had been a single entity during 1994, nor is it necessarily indicative of the results of operations which may occur in the future (in thousands except per share data).

Revenue.............................         $1,085,216
Net income..........................            151,533
Income per share....................         $     1.30

INVESTMENTS IN DEBT AND EQUITY SECURITIES

         The following is a summary of the investments in debt securities classified as current assets (in thousands):

                                            Gross      Gross      Estimated
                                         Unrealized  Unrealized     Fair
                                  Cost      Gains      Losses       Value
                                --------   -------    ---------    --------
     December 31, 1995
     -----------------
Available for sale securities:
 U.S. Treasury securities
  and obligations of U.S.
  government agencies ........   $198,078   $   459    $     (28)   $198,509
 Corporate debt securities ...    103,290       269          (22)    103,537
 Asset-backed securities .....      8,728      --            (75)      8,653
                                 --------   -------    ---------    --------
                                 $310,096   $   728    $    (125)   $310,699
                                 ========   =======    =========    ========

     December 31, 1994
     -----------------
Available for sale securities:
 U.S. Treasury securities
  and obligations of U.S.
  government agencies ........   $119,245   $  --      $  (2,000)   $117,245
 Certificates of deposit .....     16,999      --           (136)     16,863
 Mortgage-backed and
  asset-backed securities ....     57,599      --         (1,170)     56,429
 Corporate debt securities ...     28,301      --           (458)     27,843
                                 --------   -------    ---------    --------
                                 $222,144   $  --      $  (3,764)   $218,380
                                 ========   =======    =========    ========

         Gross realized gains and gross realized losses on sales of available for sale securities were immaterial in 1995 and 1994.

         The amortized cost and estimated fair value of available for sale securities by contractual maturity at December 31, 1995 is as follows (in thousands):

                                                                   Estimated
                                                                     Fair
                                                     Cost            Value
                                                   ---------       ---------
Due in one year or less......................      $ 152,068       $ 152,209
Due after one year through three years ......        147,296         147,822
Due after three years .......................         10,732          10,668
                                                   ---------       ---------
                                                   $ 310,096       $ 310,699
                                                   =========       =========

Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

         Investments in debt securities classified as held to maturity consisted of collateralized bank obligations with an amortized cost of $30.0 million and $12.5 million at December 31, 1995 and 1994, respectively. The gross unrealized gain or loss on these investments, which mature in March 1999 and December 2000, was an unrealized gain of approximately $0.2 million at December 31, 1995 and an unrealized loss of approximately $0.9 million at December 31, 1994. These investments are included in Other Noncurrent Assets on the Consolidated Balance Sheets.

         During 1994, the Company entered into agreements to sell and repurchase certain U.S. Treasury securities to fund a portion of the DSC Communications A/S acquisition. Due to the agreements to repurchase these securities, the sales of these securities were not recorded. Instead, the liabilities to repurchase the securities sold under these agreements, which totaled $39.7 million at December 31, 1994, were reported as Short-Term Debt. The securities were repurchased during 1995. See "Credit Agreements and Short-Term Debt" for further discussion.

RECEIVABLES

         Receivables consisted of the following (in thousands):

                                               December 31,
                                           --------------------
                                             1995        1994
                                           --------   ---------
Current:
       Trade............................   $277,521   $ 230,108
       Leases and notes.................      5,355      12,525
                                           --------   ---------
                                            282,876     242,633
       Allowance for doubtful accounts..     (5,870)     (2,893)
                                           --------   ---------
                                           $277,006   $ 239,740
                                           ========   =========
Long-term:
       Leases, notes and other..........   $ 18,591   $  26,810
       Allowance for doubtful accounts..     (1,034)     (1,119)
                                           --------   ---------
                                           $ 17,557   $  25,691
                                           ========   =========


         To meet market competition, the Company finances sales of equipment to certain of its customers through sales-type and operating leases and notes receivable. The repayment terms vary from one to seven years.

         In December 1995, the Company sold certain trade and lease receivables with recourse for $50.1 million. A portion of the proceeds from the sale of these receivables was used to repay $9.1 million of long-term installment notes payable which had been secured by certain of the receivables sold. See "Contingent Liabilities" under "Commitments and Contingencies" for further discussion.

         The components of the receivables from sales-type leases and notes receivable are as follows (in thousands):

                                          December 31,
                                     ---------------------
                                      1995          1994
                                     -------      --------
Total minimum lease
  payments receivable.............   $25,589      $ 46,857
Less:  Unearned income............    (4,705)       (8,040)
                                     -------      --------
Total receivables.................    20,884        38,817
Less:  Current receivables........    (5,355)      (12,079)
                                     -------      --------
Total long-term receivables.......   $15,529      $ 26,738
                                     =======      ========

         Future minimum lease payments to be received on sales-type leases and notes receivable are as follows (in thousands):

1996     .....................................  $      7,124
1997     .....................................         4,936
1998     .....................................         4,242
1999     .....................................         3,933
2000     .....................................         5,354
                                                     -------
                                                     $25,589
                                                     =======

PROPERTY AND EQUIPMENT

         The Company's property and equipment consisted of the following (in thousands):

                                                       December 31,
                                                  ----------------------
                                                     1995         1994
                                                  ---------    ---------
Land............................................  $  49,052    $  36,832
Buildings and leasehold
      improvements .............................    167,178      110,730
Manufacturing, development and
      test equipment ...........................    268,115      215,677
Office furniture, equipment
      and other ................................    191,380      163,009
                                                  ---------    ---------
                                                    675,725      526,248
Less: Accumulated depreciation
      and amortization .........................  (305,203)    (243,285)
                                                  ---------    ---------
                                                  $ 370,522    $ 282,963
                                                  =========    =========

ACCRUED LIABILITIES

         Accrued liabilities consisted of the following (in thousands):

                                                      December 31,
                                                  -------------------
                                                   1995        1994
                                                  --------   --------
Warranty and related..........................    $ 61,839   $ 44,023
Payroll and related ..........................      59,894     38,755
Taxes other than income ......................      18,787     21,277
Customer advances ............................       9,378     21,834
Other ........................................      70,781     49,219
                                                  --------   --------
                                                  $220,679   $175,108
                                                  ========   ========

CREDIT AGREEMENTS AND SHORT-TERM DEBT

         In February 1994, the Company entered into an unsecured revolving credit facility, which expires in February 1998, with two banks providing for borrowings up to $50.0 million. The maximum borrowings available are reduced by the value of outstanding letters of credit issued by the banks on behalf of the Company. Borrowings under the facility bear interest at the prime rate or at 0.75% to 1.50% above the LIBOR rate. A commitment fee of 0.35% on the daily average unused portion of the facility is also assessed. The agreement contains various financial covenants. There have been no borrowings under the credit facility during 1995. Letters of credit issued by the banks under this agreement on behalf of the Company were $33.0 million at December 31, 1995, including $27.0 million issued to support various foreign subsidiary credit arrangements.

         During 1995, two of the Company's foreign subsidiaries entered into short-term credit agreements providing for borrowings denominated in foreign currencies of up to $98.1 million, of which $83.4 million were outstanding at December 31, 1995. The interest rates on these agreements are floating market rates which ranged from 4.5% to 7.5% at December 31,

1995. The weighted average interest rate on borrowings under these agreements for the period outstanding during 1995 was 5.9%.

         Short-term debt of $39.8 million at December 31, 1994 consisted of obligations to repurchase certain U.S. Treasury securities sold in November 1994 to fund a portion of the DSC Communications A/S acquisition. See "Business Acquisition" and "Investments in Debt and Equity Securities" for further discussion. This short-term debt bore interest at a floating interest rate which was 5.875% at December 31, 1994. The weighted average interest rate on the notes for the period outstanding during 1994 was 5.51%. These obligations were repurchased during 1995.

LONG-TERM DEBT

         Total long-term debt consisted of the following (in thousands):

                                            December 31,
                                         ------------------
                                           1995      1994
                                         --------   -------
Unsecured 9.0% notes,
 due 1996 - 2003......................   $225,000   $  --

Unsecured 8.75% note,
 due 1995 - 2000 .....................     13,973      --

Unsecured 9.5% note ..................       --      12,500

Secured installment notes,
 Interest at one-month LIBOR plus
    1.25% to 1.75% ...................       --      26,420

Other ................................      4,566     3,658
                                         --------   -------
   Total .............................    243,539    42,578

Less: Current maturities .............     33,098    17,248
                                         --------   -------

   Total long-term debt...............   $210,441   $25,330
                                         ========   =======

         The aggregate maturities of long-term debt for the next five years are as follows: 1996 - $33.1 million; 1997 - $32.2 million; 1998 - $31.8 million;
1999 - $31.8 million; 2000 - $30.3 million; thereafter - $84.3 million.

         The installment notes were secured by certain lease receivables and were due in installments through 1997. During 1995, the lease receivables securing these installment notes were sold, and the proceeds from the sale were applied to the installment notes.

         The 9.0% notes contain various financial covenants, including among other things, minimum net worth, maintenance of certain fixed charge ratios and maximum allowable indebtedness to net worth.

INCOME TAXES

         Income tax expense was composed of the following (in thousands):

                                                      Years ended December 31,
                                                   ------------------------------
                                                     1995        1994      1993
                                                   ---------    -------   -------
Current:
     Federal ...................................   $ 115,193    $45,189   $16,872
     Puerto Rico and State .....................       9,057      7,450     4,556
     Foreign ...................................       4,908      7,925     6,368
                                                   ---------    -------   -------
         Total current .........................     129,158     60,564    27,796
                                                   ---------    -------   -------
Deferred:
     Federal ...................................     (27,202)      --        --
     Puerto Rico and State .....................        --         --        --
     Foreign ...................................      (4,686)      --        --
                                                   ---------    -------   -------
         Total deferred ........................     (31,888)      --        --
                                                   ---------    -------   -------

         Total tax expense......................   $  97,270    $60,564   $27,796
                                                   =========    =======   =======


         The income tax benefits related to the exercise of stock options of $50.0 million, $24.1 million, and $5.8 million in 1995, 1994, and 1993, respectively, reduced taxes currently payable and was credited to Additional Capital. Included in the $50.0 million benefit recognized in 1995 is $36.0 million of benefits related to exercises prior to 1995. In addition, $8.3 million of federal tax expense in 1993 represented the utilization of preacquisition net operating loss carryforwards and was credited to Cost in Excess of Net Assets of Businesses Acquired, Net.

         The effective income tax rate on pretax income differed from the federal income tax statutory rate for the following reasons (in thousands):

                                                        Years ended December 31,
                                                   ---------------------------------
                                                      1995        1994        1993
                                                   ---------    --------    --------
Income tax charge (credit):
     At statutory rate.........................    $ 101,483    $ 78,117    $ 38,309
     Tax related to foreign
       jurisdictions ...........................       4,714       5,696       5,691
     Tax credit utilization ....................      (4,606)     (3,810)       --
     Tax benefit of Puerto
       Rican subsidiary ........................      (3,977)     (1,950)     (5,432)
     Net operating losses
       utilized ................................      (3,500)    (40,615)    (12,269)
     State income taxes,
       net of federal
       tax effect ..............................       2,530       2,015         464
     Foreign tax rate
       differential ............................         626         367       1,033
     Federal alternative
       minimum tax .............................        --        20,744        --
                                                   ---------    --------    --------
                                                   $  97,270    $ 60,564    $ 27,796
                                                   =========    ========    ========

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset as of December 31, 1995 and 1994 were as follows (in thousands):

                                                         December 31,
                                                   -----------------------
                                                      1995          1994
                                                   -----------    --------
Deferred Tax Assets
     Asset valuation reserves not yet
       deductible for tax........................  $    15,453    $ 15,385
     Accrued liabilities not yet
       deductible for tax .......................       37,087      29,077
     Federal and foreign loss carryforwards .....        6,437       7,168
     Tax credit carryforwards ...................        5,740      36,459
     Other ......................................        3,474       2,285
                                                   -----------    --------
         Deferred asset .........................       68,191      90,374
                                                   -----------    --------
Deferred Tax Liabilities
     Deferred revenue ...........................       (8,101)    (16,557)
     Capitalized software development
       costs ....................................      (20,227)    (19,056)
     Depreciation ...............................       (4,464)     (3,086)
     Other ......................................       (3,511)     (4,002)
                                                   -----------    --------
         Deferred liability .....................      (36,303)    (42,701)
                                                   -----------    --------
Deferred tax asset, net of
 deferred liability .............................       31,888      47,673
     Less valuation allowance ...................         --       (47,673)
         Net deferred tax asset .................  $    31,888    $   --
                                                   ===========    ========

         During 1995, the Company's taxable earnings allowed the Company to realize the benefits of a substantial portion of the deferred tax asset at December 31, 1994, including tax benefits for net operating loss carryforwards and tax credits. In addition, the Company expects to have sufficient taxable earnings in the future to realize its net deferred tax asset at December 31, 1995, and as a result, the Company believes that a deferred tax asset valuation allowance is no longer required at December 31, 1995.

         Included in Noncurrent Income Taxes and Other Liabilities at December 31, 1995 and 1994 are $36.6 million and $30.1 million, respectively, for noncurrent taxes related primarily to foreign jurisdictions.

         At December 31, 1995, the Company had foreign net operating loss carryforwards of approximately $31.0 million which expire in the year 2000. Also, the Company has approximately $3.0 million foreign tax credit carryforwards and $5.7 million alternative minimum tax credits. The foreign tax credits expire from 1996 to 2000 if not utilized. Alternative minimum tax credits do not expire.

         DSC's Puerto Rican subsidiary has been granted a 90% tax exemption from Puerto Rican income taxes. The tax grant expires in 2005. Undistributed earnings of foreign subsidiaries are not material.

INCENTIVE COMPENSATION

         The Company has an Incentive Awards Plan (the "Plan") administered by the Compensation Committee of the Board of Directors which provides for payment of cash and stock awards to officers and key employees based upon achievement of specific goals by the Company and the participating executives. In 1995, cash of approximately $6.4 million and approximately 74,000 shares of restricted stock were awarded under the Plan. The restricted shares, valued at approximately $2.5 million at the date of award, will vest in equal annual increments over two years. See "Restricted Stock" under "Common and Preferred Stock" for further information. For 1994 and 1993, cash awards of approximately $7.0 million and $6.1 million, respectively, were charged to income under the Plan. The Company also has a 1990 Long-Term Incentive Compensation Plan ("LTIP") which awards performance units to certain key executives. Certain officers were awarded units in 1990 under the Company's 1990 LTIP by the Compensation Committee of the Board of Directors. The units vested to the officers over six years through December 31, 1995, and the value of a unit was determined annually based on the Company's operating performance, as defined in the plan. The total value of the units included amounts payable in cash which were charged to income in 1995, 1994, and 1993 (approximately $7.2 million, $6.9 million, and $2.3 million, respectively) and approximately 146,000 shares of restricted stock issued in January 1996. The restricted shares, which will vest in equal annual increments over two years, were valued at $5.4 million at the date of award. Also, during 1995 and early 1996, 177,000 units were awarded by the Compensation Committee of the Board of Directors to certain key executives under the Company's 1994 LTIP. The units vest to the officers over five years beginning in 1996, and the value of a unit will be determined annually beginning in 1996 based on the Company's operating performance, as defined in the plan.

COMMON AND PREFERRED STOCK

Description and Dividends

         At the April 26, 1995 Annual Shareholders' Meeting, the shareholders of the Company approved an increase in the number of authorized shares of common stock, $.01 par value, from 250 million to 500 million. The Company is also authorized to issue 5 million shares of preferred stock, $1.00 par, none of which has been issued to date.

         On April 27, 1994, the Board of Directors declared a two-for-one stock split, effected in the form of a 100% stock dividend, to shareholders of record on May 11, 1994. The par value of common stock remained $.01 per share. The stock split resulted in the issuance of approximately 56,004,000 new shares of common stock and the transfer of $0.6 million from Additional Capital to Common Stock, representing the par value of the shares issued. All average share and income per share data prior to 1994 were restated to retroactively reflect the stock split.

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

Stock Purchase Plans

         At the April 26, 1995 Annual Shareholders' Meeting, the shareholders approved an increase of 1 million shares of common stock authorized for issuance under the Company's stock purchase plans. In addition, the Board of Directors approved a new stock purchase plan for the Company's international employees which began during 1995 and provided for the issuance of up to 750,000 shares. Under provisions of the Company's employee stock purchase plans, employees can purchase the Company's common stock at a specified price through payroll deductions during an offering period, currently established on an annual basis. In August 1995, approximately 467,000 shares were issued to employees under the employee stock purchase plan. At December 31, 1995, approximately $4.8 million had been contributed by employees that will be used to purchase shares at the end of the offering period in August 1996. At December 31, 1995, the Company could issue up to 6,979,000 shares under the employee stock purchase plans of which approximately 4,456,000 shares had been purchased and issued and approximately 311,000 shares were subscribed for issuance in August 1996 assuming no further withdrawals from the plan.

Warrants and Options

         The Company has stock option plans providing for the issuance of both incentive stock options and nonqualified stock options exercisable for a period of ten years, as well as restricted stock issuances. The plans cover 18,244,000 shares of common stock. At December 31, 1995, plan options covering 5,065,000 shares had been granted and were outstanding, options granted under the plans covering 10,375,000 shares had been exercised, 758,000 restricted shares had been issued (net of forfeitures), 533,000 shares had expired and options covering 1,513,000 shares were available for grant. On December 20, 1995, the Board of Directors approved a grant of 2,000,000 options to one of the Company's executive officers with an exercise price at the market price at the close of business on December 20, 1995. This grant has been issued subject to shareholder approval of an increase in the number of shares of common stock authorized for issuance under the Company's stock option plans at the April 25, 1996 Annual Shareholders' Meeting and has not been reflected in option activity as of December 31, 1995.

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

         Other options at December 31, 1995 include 20,000 options granted to various current members of the Company's Board of Directors.

         Outstanding warrants and options are summarized as follows:


                                                                                    Options
                                                                         -----------------------------------
                                                Warrants                    Plans                 Other
                                              -----------                -----------          --------------
December 31, 1992--
     Shares issuable
       upon exercise.......................     300,000                   4,181,000               102,000
     Price per share.......................   $3.33-$9.23                $.01-$39.50           $4.19-$12.13
     Average price
       per share...........................     $6.28                       $8.06                  $9.80
     Expiration............................      1995                     1993-2002              1993-1996
1993 Transactions
     Issuances and grants..................       --                       710,000                10,000
     Price per share.......................       --                    $26.13-$67.00             $17.00
     Exercises and
       forfeitures.........................     300,000                   1,509,000               78,000
     Price per share.......................   $3.33-$9.23                $.01-$38.75           $4.19-$12.13
December 31, 1993--
     Shares issuable
       upon exercise.......................       --                      3,382,000               34,000
     Price per share.......................       --                     $.01-$67.00           $12.13-$17.00
     Average price
       per share...........................       --                       $14.07                 $13.56
     Expiration............................       --                      1994-2003              1994-1997
1994 Transactions
     Issuances from stock split............       --                     3,234,000                20,000
     Price per share.......................       --                     $.01-$33.50            $6.06-$8.50
     Issuances and grants..................       --                       333,000                  --
     Price per share.......................       --                    $23.88-$62.88               --
     Exercises and
       forfeitures.........................       --                      1,687,000               34,000
     Price per share.......................       --                     $.01-$32.38           $6.06-$12.13
December 31, 1994--
     Shares issuable
       upon exercise ......................       --                      5,262,000               20,000
     Price per share.......................       --                     $.01-$33.50               $8.50
     Average price
       per share...........................       --                       $10.02                  $8.50
     Expiration............................       --                      1995-2004                1997
1995 Transactions
     Issuances and grants..................       --                      1,380,000                 --
     Price per share.......................       --                    $29.25-$52.25               --
     Exercises and
       forfeitures.........................       --                      1,577,000                 --
     Price per share.......................       --                     $.01-$52.25                --
December 31, 1995--
     Shares issuable
       upon exercise ......................       --                      5,065,000               20,000
     Price per share.......................       --                     $.01-$52.25               $8.50
     Average price
       per share...........................       --                       $17.94                  $8.50
     Expiration............................       --                      1996-2005                1997


Restricted Stock

         The Company's Board of Directors authorized the issuance of restricted shares of the Company's common stock to certain key employees under its 1993, 1988 and 1984 employee stock option plans. Holders of restricted stock retain all rights of a shareholder, except the shares cannot be sold until they are vested. Upon employee termination other than retirement, all unvested shares are forfeited to the Company. The shares vest annually through 1998.

         The Company issued 110,000, 6,000 and 255,000 shares of restricted stock to employees in 1995, 1994 and 1993, respectively, and increased common stock and additional capital by the fair market value of the stock at the date of issuance ($3.8 million, $0.2 million and $7.3 million in 1995, 1994 and 1993, respectively), net of unearned compensation. At December 31, 1995, 1994 and 1993, unearned compensation related to the restricted shares was $4.3 million, $1.8 million and $3.3 million, respectively. The unearned compensation will be charged to expense ratably over the vesting period. Approximately 2,000 and 14,000 restricted shares were forfeited in 1995 and 1994, respectively, totaling $.03 million and $0.2 million, respectively.

Reserved Stock

         Common stock has been reserved for the following purposes (in thousands):

                                  December 31,
                                 -------------
                                  1995    1994
                                 -----   -----
Options outstanding ...........  5,085   5,282
Options available for grant
  under the stock option plans.  1,513   2,938
Stock purchase plans ..........  2,523   1,240
                                 -----   -----
                                 9,121   9,460
                                 =====   =====

OTHER OPERATING COSTS

         The agreement to acquire Optilink Corporation ("Optilink") in 1990 required the Company to pay certain former employees of Optilink up to $7.9 million if certain revenue targets were achieved through December 31, 1995. During 1994, these revenue targets were fully achieved, and all payments related to this agreement have been expensed, including $2.3 million in 1994 and $4.1 million in 1993. Such amounts are included in Other Operating Costs on the Consolidated Statements of Income.

RELATED PARTIES

         The Company has agreements to pay consulting fees, which amounted to $0.5 million in 1995, 1994 and 1993, respectively, to non-employee members of the Company's Board of Directors.

         During 1994, the Company sold 40,000 shares of treasury stock to two members of the Board of Directors at below market prices. The difference between the market value of the shares sold and the issue price was approximately $0.9 million, which was included in Other Income (Expense), Net.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, short-term debt, accounts payable and accrued liabilities are reflected in the financial statements at fair value. Investments in debt and equity securities classified as available for sale have been recorded in the financial statements at current market values. Current market values of investments in debt securities classified as held to maturity are disclosed in the "Investments in Debt and Equity Securities" footnote. The carrying amount of the Company's long-term debt approximated its fair value at December 1994 due to the debt agreements containing market interest rates. At December 31, 1995, the fair value of the Company's long-term debt was approximately $265.2 million. The fair values of the Company's off-balance-sheet financial instruments are based on current settlement values (forward foreign exchange contracts) and fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing (guarantees and letters of credit). There were no significant differences between the carrying amounts and fair values of any off-balance-sheet financial instruments at December 31, 1995 and 1994. See "Commitments and Contingencies" for the carrying amounts of the Company's off-balance-sheet financial instruments.

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

         Future minimum rental commitments under operating leases with noncancellable lease terms in excess of one year were as follows at December 31, 1995 (in thousands):

1996..........................   $     21,034
1997..........................         17,598
1998..........................         12,356
1999..........................          8,985
2000..........................          8,643
Thereafter....................         26,563
                                 ------------
                                 $     95,179
                                 ============


         Operating lease rental expense was $28.9 million, $24.6 million and $19.3 million for the years ended December 31, 1995, 1994 and 1993, respectively.

Contingent Liabilities

         During 1995, the Company sold certain customer receivables and operating leases under agreements which contain recourse provisions. At December 31, 1995, approximately $10.3 million of the receivables sold during 1995 were outstanding and subject to recourse provisions which would require the Company to repurchase up to 100% of the receivable balance upon customer default. Additionally, the Company could be obligated to repurchase a portion of the sales-type and operating lease receivables sold in 1995 on a partial recourse basis, the terms of which allow the Company to limit its risk of loss to approximately $7.8 million at December 31, 1995. The Company also has guarantees of approximately $32.6 million outstanding at December 31, 1995, supporting Company and third-party performance bonds to customers and others, of which approximately $6.0 million was collateralized by letters of credit issued under the Company's domestic credit facility. The Company believes it has adequate reserves for any ultimate losses associated with these contingencies.

         At December 31, 1995, the Company had forward foreign exchange contracts of $54.3 million. See "Forward Foreign Exchange Contracts" under "Summary of Significant Accounting Policies" for further discussion.

Litigation

         On July 20, 1993, the Company filed suit against Advanced Fibre Communications ("AFC"), a California corporation; Quadrium Corporation ("Quadrium"), a California corporation; and two individuals. The Company seeks a declaratory judgment that the two individuals are not entitled to any stock options or cash payments under the Company's 1990 Stock Option and Cash Payment Plan because of these defendants' alleged breaches of certain employment-related agreements with the Company. The Company further seeks a declaration that AFC's products are the proprietary property of the Company under the terms of certain Proprietary Information Agreements or certain Consulting Agreements with Quadrium. The Company also seeks unspecified damages for breaches of contract, civil conspiracy and tortious interference. The individual defendants have both filed counterclaims whereby they claim entitlement to certain stock options and cash payments under several of the Company's stock option plans. AFC has also filed a counterclaim alleging that the Company has violated the Sherman Antitrust Act and certain state antitrust statutes, and further claims that the Company has (1) tortiously interfered with existing and prospective contractual relationships, (2) committed industrial espionage and misappropriation, (3) trespassed on AFC's business premises, (4) converted certain property of AFC, (5) committed unfair competition and (6) committed acts in violation of the Racketeering Influenced Corrupt Organization Act. The Company believes that it has valid and substantial claims against all of the defendants. The Company intends to vigorously defend all of the defendants' counterclaims, and further believes it has valid defenses to all of the counterclaims.

         In April 1995, the Company filed a lawsuit against Next Level Corporation ("Next Level") and two former Company employees alleging breach of contract and the misuse of Company trade secrets. The Company is seeking an injunction prohibiting Next Level and the former employees from continued use of Company trade secrets and opportunities. The Company is also seeking to recover damages.

         On February 14, 1996, the Company joined Bell Atlantic in bringing an antitrust action against AT&T Corporation ("AT&T"). The complaint alleges that AT&T has used its monopoly power in the central office switch market as part of a scheme to gain an unfair competitive advantage in the remote digital terminal market. The Company is seeking to compel AT&T to open up the interfaces to the central office switch so that any manufacturer will have the ability to compete with applications, software, features and services and will more rapidly deliver to its customers the enhanced functionality that they have come to expect.

         The Company is also party to other routine legal proceedings incidental to its business.

         The Company does not believe the ultimate resolution of the above litigation will have a material adverse effect on its consolidated financial position.

INTERNATIONAL OPERATIONS AND MAJOR CUSTOMERS

International Operations

         The Company operates in a single industry segment, the telecommunications equipment marketplace.

         A summary of the Company's operations by geographic area is presented below (in thousands):

                                                        December 31,
                                                 --------------------------
                                                    1995            1994
                                                 -----------    -----------
Revenue from unaffiliated customers:
     United States ...........................   $ 1,188,357    $   908,664
     Europe ..................................       155,562         47,287
     Other International .....................        78,099         47,174
     Eliminations ............................          --             --
                                                 -----------    -----------
     Consolidated ............................   $ 1,422,018    $ 1,003,125
                                                 ===========    ===========

Intercompany revenue between geographic areas:
     United States ...........................   $    65,856    $    63,871
     Europe ..................................        15,357         11,473
     Other International .....................         5,373          4,301
     Eliminations ............................       (86,586)       (79,645)
                                                 -----------    -----------
     Consolidated ............................   $      --      $      --
                                                 ===========    ===========

Operating income (loss):
     United States ...........................   $   284,525    $   215,280
     Europe ..................................       (14,090)         2,509
     Other International .....................         4,139            505
     Eliminations ............................         4,844         (4,295)
                                                 -----------    -----------
     Consolidated ............................   $   279,418    $   213,999
                                                 ===========    ===========

Identifiable assets at December 31:
     United States ...........................   $ 1,546,378    $ 1,012,006
     Europe ..................................       296,157        234,983
     Other International .....................        22,916         27,715
     Eliminations ............................          (176)        (6,168)
                                                 -----------    -----------
     Consolidated ............................   $ 1,865,275    $ 1,268,536
                                                 ===========    ===========

         The information presented above may not be indicative of results if the geographic areas were independent organizations. Intercompany transactions are made at established transfer prices. Revenue from foreign operations and identifiable assets of foreign operations were less than 10% of consolidated revenue and assets in 1993.

         Revenue generated from export sales was less than 10% of consolidated revenue in 1995, 1994 and 1993.

Major Customers

         The following companies represented the five largest customers of the Company for each of the respective years. The customers and their related percentage of consolidated revenue were as follows:

                                             Years ended December 31,
                                           ----------------------------
                                           1995        1994        1993
                                           ----        ----        ----
Motorola, Inc...........................     23%         23%         12%
MCI Communications Corporation..........     10%         12%         18%
Ameritech Services, Inc.
  and subsidiaries......................      9%         11%         13%
NYNEX...................................      8%          8%         11%
Bell Atlantic...........................      7%          8%         11%

To the Board of Directors and Shareholders of DSC Communications Corporation:

         We have audited the accompanying consolidated balance sheets of DSC Communications Corporation and subsidiaries (the "Company") as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                             Ernst & Young LLP

Dallas, Texas
January 23, 1996

DSC Communications Corporation and Subsidiaries
QUARTERLY RESULTS
(Unaudited) (In thousands, except per share data)

                                          1995                                             1994
                   ----------------------------------------------- -------------------------------------------------
                      Fourth       Third       Second      First       Fourth        Third       Second      First
                   ----------- ----------- ----------- ----------- ------------  ----------- ----------- -----------
Revenue..........  $   373,891 $   370,119 $   360,011 $   317,997 $    312,076  $   260,601 $   229,574 $   200,874
Gross profit.....      175,097     174,406     177,726     158,670      154,049      126,461     112,867      97,015
Net income.......  $    49,442 $    49,367 $    51,955 $    41,916 $     53,545  $    43,196 $    36,284 $    29,601
                   =========== =========== =========== =========== ============  =========== =========== ===========

Income per
 share...........  $      0.42 $      0.42 $      0.44 $      0.36 $       0.46  $      0.37 $      0.31 $      0.25
                   =========== =========== =========== =========== ============  =========== =========== ===========