Form 10-K405, Exhibit 13
period 1996-12-31
DSC COMMUNICATIONS CORP
filed 1997-03-31
CIK 316004

                                                                    EXHIBIT 13.1

DSC Communications Corporation and Subsidiaries
ITEM 6. SELECTED FINANCIAL DATA

                                              1996(A)          1995           1994(B)         1993             1992
                                              -------          ----           -------         ----             ----
                                                    (Dollars in thousands, except per share data)
SUMMARY OF OPERATIONS FOR THE
YEAR:
 Revenue ...............................   $ 1,380,891     $ 1,422,018     $ 1,003,125     $   730,774     $   536,319
 Gross profit ..........................       455,144         685,899         490,392         317,969         202,776
 Operating income (loss) ...............       (12,043)        279,418         213,999         110,176          42,431
 Interest income .......................        24,146          27,147          16,306           5,691           4,132
 Interest expense ......................       (26,355)        (18,599)         (2,075)         (6,256)        (21,347)
 Net income (loss) .....................   $    (7,555)    $   192,680     $   162,626     $    81,660     $    11,594
                                           ===========     ===========     ===========     ===========     ===========

 Income (loss) per share (C) ...........   $     (0.06)    $      1.63     $      1.39     $      0.77     $      0.12
                                           ===========     ===========     ===========     ===========     ===========

FINANCIAL POSITION AT YEAR-END:
 Cash and marketable
  securities ...........................   $   334,039     $   569,264     $   271,322     $   313,808     $    69,839
 Working capital .......................       769,956         738,965         393,034         406,752          79,010
 Property and equipment,
  net ..................................       403,596         370,522         282,963         179,783         149,209
 Total assets ..........................     1,925,655       1,865,275       1,268,536         900,417         547,669
 Short-term and long-term
  debt .................................       308,580         326,977          82,369          70,412         140,409
 Shareholders' equity (D) ..............     1,147,636       1,124,079         851,100         617,800         202,627

OTHER FINANCIAL INFORMATION:
 Shareholders' equity
  per share of common
  stock outstanding (C) ................   $      9.79     $      9.72     $      7.50     $      5.61     $      2.30
 Return on average
  shareholders' equity .................          (0.7%)          19.5%           22.1%           19.9%            6.1%
 Ratio of current assets to
  current liabilities ..................           2.8             2.5             2.1             3.1             1.4
 Ratio of short-term and
  long-term debt to
  shareholders' equity .................          26.9%           29.1%            9.7%           11.4%           69.3%




                                  (Continued)

DSC Communications Corporation and Subsidiaries
ITEM 6. SELECTED FINANCIAL DATA (Continued)

                                             1996(A)      1995       1994(B)      1993         1992
                                             -------      ----       -------      ----         ----
                                                 (Dollars in thousands, except per share data)
OTHER DATA:
 Shares used to compute
  income (loss) per share
  (in thousands) (C) ...................     116,514     118,126     116,889     106,650      93,198
 Shareholders of record at
  year end .............................       5,242       3,768       3,611       3,462       4,948
 Total employees at year
  end ..................................       6,367       5,860       5,414       4,041       3,301

-------------------------------------------------------------------------------

(A) For the year ended December 31, 1996, the Company recorded non-cash special charges totaling $96.0 million ($82.5 million reduced gross profit and $13.5 million was charged to operating costs and expenses) related primarily to a reduction in the carrying value of certain assets for several of the Company's products. See Notes to Consolidated Financial Statements and Management's Discussion and Analysis for further discussion.

(B) In November 1994, the Company acquired NKT Elektronik A/S (DSC Communications A/S). Accordingly, DSC Communications A/S's results of operations have been included in the Company's consolidated financial data since the acquisition date. See Notes to Consolidated Financial Statements for further discussion.

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

DSC Communications Corporation and Subsidiaries

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       Although the Company ended 1996 with record quarterly revenue and customer orders for the fourth quarter, overall results for the full-year 1996 were lower than in 1995. Revenue for 1996 of $1.4 billion was 2.9% lower than in 1995, and as a result of $96.0 million of special charges, the Company incurred a net loss for 1996 of $7.6 million, or $0.06 per share. Excluding the special charges, net income would have been $52.0 million, or $0.44 per share. The special charges related primarily to a reduction in the carrying value of certain assets for several of the Company's products.

       The Company's financial position remained strong at the end of 1996. Cash and short-term investments exceeded $334.0 million; current assets exceeded current liabilities by 2.8 times; assets totaled $1.9 billion and debt was only 27% of shareholders' equity.

FINANCIAL CONDITION AND LIQUIDITY

       The Company ended 1996 and 1995 with the following:

                                                          December 31,
                                                          ------------
                                                      1996              1995
                                                      ----              ----
                                                          (in millions)
        Cash and cash equivalents                     $  155.1        $  258.6
        Marketable securities                            178.9           310.7
        Non-debt working capital, excluding
          cash and cash equivalents and
          marketable securities                          469.9           286.2
        Short-term debt                                    0.9            83.4
        Long-term debt, including current portion        307.7           243.5

       Cash of $64.8 million was used during the year for operating activities. This cash usage was primarily the result of growth in receivables and inventories. Receivables growth of $159.7 million was due primarily to longer payment terms and payment cycles in the international marketplace and a higher level of customer financing in the domestic marketplace. Also, during the fourth quarter of 1995 the Company sold approximately $50 million of trade and lease receivables with recourse. No receivables were sold in the fourth quarter of 1996. See "Receivables" and "Commitments and Contingencies" in Notes to Consolidated Financial Statements for further discussion. Inventories growth, net of the special charges impact, of $39.6 million was primarily the result of existing and anticipated customer demand for the Company's products in 1997.

       Capital expenditures were $122.4 million during 1996, which included capital investments related to the establishment of manufacturing operations in Costa Rica and the completion of new facilities in Denmark. The Company anticipates that capital expenditures in 1997 could be in the range of $150 million to $170 million. This amount includes expected capital additions related to an expansion of the Costa Rican manufacturing capacity, the establishment of additional manufacturing facilities in

Ireland and additional office space at the Plano campus. However, the timing and extent of any future capital expenditures is dependent upon future business growth.

       During 1996, the Company replaced approximately $95.7 million of short-term borrowings with two unsecured, long-term loans denominated in Danish Kroner. These loans require quarterly interest payments with principal payments beginning in 1999. The interest on the loans is adjustable based upon market interest rates in Denmark and ranged from 4% to 5% at December 31, 1996. Also during 1996, the Company repaid $33.1 million of its long-term borrowings, which included the first $28.1 million scheduled annual principal payment on the $225.0 million loan obtained during 1995. Annual maturities of long-term debt for the next five years range from approximately $33 million to $59 million. See "Long-Term Debt" in Notes to Consolidated Financial Statements for further discussion.

       The Company has an unsecured $160.0 million revolving credit agreement with several banks which provides for borrowings and issuances of letters of credit in various currencies. The maximum borrowings available under the facility are reduced by the value of outstanding letters of credit issued by the banks on behalf of the Company. At December 31, 1996, outstanding letters of credit issued under the agreement totaled $29.3 million, and there were no borrowings under this agreement during the year. Two of the Company's foreign subsidiaries also have credit agreements providing for borrowings of $9.5 million with local banks, of which $0.9 million was outstanding at December 31, 1996.

       The Company's debt agreements contain various financial covenants including, among others, minimum net worth, maintenance of certain fixed charge ratios and maximum allowable indebtedness to net worth. The Company believes that it will continue to be in compliance with the provisions of its loan agreements. However, if 1997 capital expenditures significantly exceed 1996 levels and the Company's quarterly net earnings are not higher than 1996 quarterly results (before special charges), waivers or amendments to loan agreements could be required.

       The Company is party to certain litigation, as disclosed in "Commitments and Contingencies" in Notes to Consolidated Financial Statements, the outcome of which the Company believes will not have a material adverse effect on its consolidated financial position. As discussed in Notes to Consolidated Financial Statements, the Federal Court entered a $137.7 million judgment in the Company's favor associated with the Next Level Corporation litigation. This judgment was upheld by the Fifth Circuit Court of Appeals in late February 1997. The Company could receive the proceeds from the judgment in the near future.

       The Company believes that its existing cash and short-term investments and available credit facilities will be adequate to support the Company's financial resource needs, including working capital requirements, capital expenditures, operating lease obligations and debt payments. In order to be competitive in the future, the Company believes that it could become increasingly necessary to offer financing alternatives to both domestic and international customers. To the extent such customer financing arrangements become significant or other business requirements arise, additional financing could become necessary.

RESULTS OF OPERATIONS

1996 Compared to 1995

       Revenue for 1996 was $1,380.9 million compared to $1,422.0 million in 1995, and the Company incurred a net loss during 1996 of $7.6 million, or $0.06 per share, which included special charges totaling $96.0 million before income taxes. Excluding the effects of the special charges, the Company would have recorded net income of $52.0 million, or $0.44 per share, compared to $192.7 million, or $1.63 per share, in 1995.

       During 1996, the Company reassessed the future business prospects for several of its products. Management concluded that while the longer-term outlook for these products was favorable, the forecasted business levels for the near-term would not support the carrying value of certain assets, including inventories and deferred development costs, associated with these products. As a result, the Company recorded non-cash special charges of $96.0 million primarily to reduce the recorded value of these assets to their net realizable values. Although not currently anticipated, delays in development or customer acceptance of products developed in the future could result in adjustments to carrying values of any assets associated with such new products.

       Although revenue levels were comparable in 1996 and 1995, the Company did experience a shift in the mix of products sold from 1995 to 1996. Switching products revenue declined 15% from the 1995 level and accounted for 42% of total consolidated revenue in 1996 compared to 48% in 1995. This decline was primarily attributable to a reduction in the deliveries of cellular, wireless and certain intelligent network switching products. Access products revenue increased 13% over the prior year due primarily to continued strong demand for the Company's Litespan-2000 product. This increase resulted in access products accounting for 33% of consolidated revenue in 1996 compared to 28% in 1995. Revenue from the Company's transport products was 23% of consolidated revenue in both 1996 and 1995. The Company believes that revenue in 1996 from several of its more mature products was negatively impacted by pending Federal Communications Commission rulemaking procedures, associated court challenges of the recent telecom legislation and mergers and consolidations among the Company's customer base. The Company could continue to experience delays in customer purchasing decisions until the uncertainties created by these situations are resolved.

       Gross profit in 1996 was $455.1 million compared to $685.9 million in 1995. Included in Cost of Revenue in 1996 was $82.5 million of the special charges discussed above. Excluding this portion of the special charges, gross profit as a percentage of revenue was 39% in 1996 compared to 48% in 1995. This decrease was due to an overall shift in the mix of products sold, including the shift in revenue from higher margin switching products to lower margin access products as discussed above. As was experienced between 1996 and 1995, the Company's gross margin percentage can vary significantly from period to period due to changes in the relative mix of product deliveries and software content. Operating results in future periods could continue to be impacted by these types of product mix changes.

       DSC Communications A/S, which accounted for 9% of consolidated revenue in 1996 and 1995, incurred additional operating losses during 1996. These operating losses were due primarily to the delayed introduction of a new generation of optical transmission equipment. While deliveries of certain of these new products have begun, the remaining development effort will not be completed until 1997. Future near-term profitability of the Company's Danish operations is dependent upon the successful completion and market acceptance of these products.

       Research and development expenses in 1996 increased to $210.1 million, or 15% of revenue, compared to $189.8 million, or 13% of revenue, in 1995. The Company continues to make a substantial investment in research and development to maintain the Company's ongoing development of new products and enhancements to existing products across all strategic product areas.

       Selling, general and administrative expenses totaled $233.6 million, or 17% of revenue, in 1996 compared to $207.2 million, or 15% of revenue, in 1995. This increase was primarily the result of increased international selling activities and increased legal expenses. The Company is actively pursuing claims primarily related to its intellectual property rights, and as a result, legal expenses may continue to increase as this litigation progresses. See "Litigation" under "Commitments and Contingencies" in Notes to Consolidated Financial Statements for further discussion.

       Depreciation and amortization expense increased from $81.2 million in 1995 to $94.0 million in 1996. Capital expenditures in 1996 of $122.4 million, along with expected capital additions in the range of approximately $150 million to $170 million in 1997, will continue to increase depreciation and amortization expense in 1997 and future years.

       Interest expense increased in 1996 as a result of the $225.0 million loan entered into in April 1995 which bears interest at 9% as well as borrowings during 1996 under several foreign subsidiary borrowing arrangements. Other Income (Expense), Net in 1996 includes amounts received from a settlement of certain litigation during the year. See "Other Income (Expense), Net" in Notes to Consolidated Financial Statements for further discussion.

       The Company provided an income tax benefit at a 38% effective rate for 1996. The Company believes that its existing deferred tax assets included on the Consolidated Balance Sheet will be realizable based on the Company's profitable operating history and an assessment that the Company will generate taxable earnings in domestic and foreign tax jurisdictions in the future. Should the Company's Danish subsidiary incur additional tax losses in 1997, the Company's effective tax rate could increase depending on a subsequent review of the realization of the additional tax loss carryforward.

       The Company manages its exposure to fluctuations in foreign currency exchange rates through the use of forward foreign exchange contracts. These contracts are primarily entered into to hedge certain receivables and firm contracts for deliveries of products and services. At December 31, 1996, the U.S. dollar equivalent of forward foreign exchange contracts outstanding was approximately $42.1 million. See "Forward Foreign Exchange Contracts" under "Summary of Significant Accounting Policies" in Notes to Consolidated Financial Statements for further discussion.

       As discussed in "Litigation" under "Commitments and Contingencies" in Notes to Consolidated Financial Statements, the litigation between the Company, Bell Atlantic and Lucent Technologies, Inc. was settled on March 13, 1997. In conjunction with the settlements, Bell Atlantic agreed to purchase a significant amount of product from the Company over a five year period beginning in 1998. The agreement requires a minimum annual purchase level substantially above the amount purchased by Bell Atlantic from the Company in 1996 which totaled approximately $120 million.

       The Company's future operating results may be affected by a number of factors, including introduction and market acceptance of new products on a timely basis; mix of products sold; the timing and ultimate receipt of orders from certain customers which continue to constitute a large portion of the Company's revenue; the successful enhancement of existing products; product costs; manufacturing lead times; significant fluctuations in foreign currency exchange rates; and changes in general worldwide economic conditions, any of which could have an adverse impact on operations.

       In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which is effective for transactions which occur beginning January 1, 1997. The Company believes that this new standard will not have a material impact on the Company.

1995 Compared to 1994

       Revenue for 1995 increased 42% to $1,422.0 million compared to $1,003.1 million in 1994. Net income for 1995 was $192.7 million, or $1.63 per share, compared to net income of $162.6 million, or $1.39 per share, in 1994.

       The Company's revenue growth for 1995 was the result of increased product deliveries across all of the Company's major product lines as well as the inclusion of revenue from the Company's Danish subsidiary, DSC Communications A/S, which was acquired in November 1994. Switching products revenue increased 31% over 1994 and represented 48% of consolidated revenue in 1995 as compared to 52% of consolidated revenue in 1994. This revenue increase was due primarily to an increase in deliveries of the Company's cellular and wireless switching products. Access products revenue increased 49% over the prior year as customer demand for the Litespan product continued to grow, which resulted in access products accounting for 28% of consolidated revenue in 1995 compared to 27% in 1994. Transport products revenue represented 23% of consolidated revenue in 1995 as compared to 19% of consolidated revenue in 1994. Revenue from transmission products increased 66% due to the inclusion of revenue from DSC Communications A/S in addition to revenue from the Company's new iMTN product.

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

       Selling, general and administrative expenses for 1995 were $207.2 million, or 15% of revenue, compared to $141.9 million, or 14% of revenue, in 1994. This growth is due primarily to the inclusion of expenses of DSC Communications A/S in 1995, increased international selling and marketing activities and a growth in legal expenses.

       Both interest income and interest expense have increased in 1995 due primarily to the $225.0 million loan entered into in April 1995 which bears interest at 9%. The majority of the proceeds from this loan were invested in short-term investments during 1995. Interest expense has also increased as a result of borrowings under several new foreign subsidiary borrowing arrangements entered into during 1995.

       The Company's effective income tax rate was 34% for 1995 as compared to 27% in 1994. The higher rate was due primarily to a reduced amount of tax loss and credit carryforwards in 1995 as compared to 1994. See "Income Taxes" in Notes to Consolidated Financial Statements for further discussion.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)


                                                                Years ended December 31,
                                                                ------------------------
                                                          1996            1995            1994
                                                          ----            ----            ----
Revenue ..........................................    $ 1,380,891     $ 1,422,018     $ 1,003,125
Cost of revenue:
  Special charges related to inventories
    and associated assets ........................         82,500            --              --
  Other ..........................................        843,247         736,119         512,733
                                                      -----------     -----------     -----------
   Total cost of revenue .........................        925,747         736,119         512,733
                                                      -----------     -----------     -----------
  Gross profit ...................................        455,144         685,899         490,392
                                                      -----------     -----------     -----------

Operating costs and expenses:
  Research and product development ...............        210,091         189,751         127,303
  Selling, general and administrative ............        233,576         207,188         141,934
  Special charges for excess facilities
    and equipment ................................         13,500            --              --
  Other operating costs ..........................         10,020           9,542           7,156
                                                      -----------     -----------     -----------
    Total operating costs and expenses ...........        467,187         406,481         276,393
                                                      -----------     -----------     -----------

Operating income (loss) ..........................        (12,043)        279,418         213,999

Interest income ..................................         24,146          27,147          16,306
Interest expense .................................        (26,355)        (18,599)         (2,075)
Other income (expense), net ......................          2,066           1,984          (5,040)
                                                      -----------     -----------     -----------
  Income (loss) before income taxes ..............        (12,186)        289,950         223,190
Income tax expense (benefit) .....................         (4,631)         97,270          60,564
                                                      -----------     -----------     -----------
    Net income (loss) ............................    $    (7,555)    $   192,680     $   162,626
                                                      ===========     ===========     ===========

Income (loss) per share ..........................    $     (0.06)    $      1.63     $      1.39
                                                      ===========     ===========     ===========

Average shares used in per
 share computation ...............................        116,514         118,126         116,889
                                                      ===========     ===========     ===========


See accompanying Notes to Consolidated Financial Statements.

DSC Communications Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In thousands)

                                                                                      December 31,
                                                                                      ------------
                                                                                   1996            1995
                                                                                   ----            ----
Assets
CURRENT ASSETS
  Cash and cash equivalents ................................................   $   155,101    $   258,565
  Marketable securities ....................................................       178,938        310,699
  Receivables ..............................................................       411,947        277,006
  Inventories ..............................................................       343,566        303,962
  Deferred income taxes ....................................................        61,086         27,202
  Other current assets .....................................................        52,240         43,113
                                                                               -----------    -----------
    Total current assets ...................................................     1,202,878      1,220,547
                                                                               -----------    -----------
PROPERTY AND EQUIPMENT, NET ................................................       403,596        370,522
LONG-TERM RECEIVABLES ......................................................        42,965         17,557
CAPITALIZED SOFTWARE DEVELOPMENT COSTS .....................................        51,634         43,821
COST IN EXCESS OF NET ASSETS OF BUSINESSES ACQUIRED, NET ...................       146,025        155,102
OTHER ......................................................................        78,557         57,726
                                                                               -----------    -----------
      Total assets .........................................................   $ 1,925,655    $ 1,865,275
                                                                               ===========    ===========

Liabilities and Shareholders' Equity
CURRENT LIABILITIES
  Short-term debt ..........................................................   $       906    $    83,438
  Accounts payable .........................................................        99,824        115,137
  Accrued liabilities ......................................................       297,101        220,679
  Income taxes payable .....................................................         2,019         29,230
  Current portion of long-term debt ........................................        33,072         33,098
                                                                               -----------    -----------
    Total current liabilities ..............................................       432,922        481,582
                                                                               -----------    -----------

LONG-TERM DEBT, NET OF CURRENT PORTION .....................................       274,602        210,441
NONCURRENT INCOME TAXES AND OTHER LIABILITIES ..............................        70,495         49,173

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Common stock, $.01 par value, issued - 122,241 in 1996 and 120,591 in 1995;
    outstanding - 117,252 in 1996 and 115,602 in 1995 ......................         1,222          1,206
  Additional capital .......................................................       730,743        703,448
  Unrealized gains (losses) on securities,
    net of income taxes ....................................................          (147)           391
  Accumulated translation adjustment .......................................         8,743          4,404
  Retained earnings ........................................................       450,186        457,741
                                                                               -----------    -----------
                                                                                 1,190,747      1,167,190
  Treasury stock, at cost, 4,989 shares in 1996 and 1995 ...................       (43,111)       (43,111)
                                                                               -----------    -----------
    Total shareholders' equity .............................................     1,147,636      1,124,079
                                                                               -----------    -----------
      Total liabilities and shareholders' equity ...........................   $ 1,925,655    $ 1,865,275
                                                                               ===========    ===========




See accompanying Notes to Consolidated Financial Statements.

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)


                                                                 Years ended December 31,
                                                                 ------------------------
                                                              1996       1995          1994
                                                              ----       ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss) ....................................   $  (7,555)   $ 192,680    $ 162,626
 Adjustments to reconcile net income (loss)
  to net cash provided by (used for)
  operating activities:
    Reduction in carrying values of certain
     assets and other special charges .................      96,000         --           --
    Depreciation and amortization .....................      93,982       81,218       53,698
    Amortization of capitalized
     software development costs .......................      24,193       21,591       19,460
    Deferred income taxes .............................     (50,359)     (31,888)        --
    Income tax benefit related to stock
     options ..........................................       6,872       49,987       24,055
    Other .............................................       4,955          938        4,772
 Changes in operating assets and liabilities:
    Increase in current and
     long-term receivables ............................    (159,747)     (33,149)     (89,616)
    Increase in inventories ...........................     (95,705)    (129,234)     (33,188)
    Increase in other current assets ..................     (20,908)      (1,603)      (9,265)
    Increase in current payables
     and accruals .....................................      23,766       67,178       74,402
 Increase in noncurrent income taxes
  and other liabilities ...............................      19,726       10,241       15,393
                                                          ---------    ---------    ---------
        NET CASH PROVIDED BY (USED FOR)
        OPERATING ACTIVITIES ..........................     (64,780)     227,959      222,337
                                                          ---------    ---------    ---------

                                  (Continued)

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)

                                                                  Years ended December 31,
                                                                  ------------------------
                                                             1996           1995           1994
                                                             ----           ----           ----
CASH FLOWS FROM INVESTING ACTIVITIES
 Business acquisition, net of acquired cash .........          --             --         (135,696)
 Purchases of property and equipment ................      (122,419)      (154,748)      (141,177)
 Additions to capitalized software
  development costs .................................       (37,006)       (26,829)       (24,558)
 Purchases of marketable securities .................    (1,100,142)    (1,014,304)      (312,297)
 Proceeds from sales and maturities of
  marketable securities .............................     1,233,847        927,234        246,569
 Purchase of long-term investment security ..........          --          (17,500)       (12,500)
 Other ..............................................        (6,581)          (341)        (2,980)
                                                        -----------    -----------    -----------
        NET CASH USED FOR INVESTING
        ACTIVITIES ..................................       (32,301)      (286,488)      (382,639)
                                                        -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase (decrease) in short-term debt .............       (82,532)        43,647         39,791
 Borrowings under long-term debt
  arrangements ......................................        95,709        241,019         19,919
 Payments on long-term debt .........................       (33,065)       (42,249)       (14,770)
 Proceeds from the sale of common stock
  under stock programs ..............................        12,458         20,481         13,211
 Other ..............................................         1,047          1,254            205
                                                        -----------    -----------    -----------
        NET CASH PROVIDED BY (USED FOR)
        FINANCING ACTIVITIES ........................        (6,383)       264,152         58,356
                                                        -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS .......................................      (103,464)       205,623       (101,946)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD ............................................       258,565         52,942        154,888
                                                        -----------    -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD ............................................   $   155,101    $   258,565    $    52,942
                                                        ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
 Interest paid ......................................   $    23,018    $    12,691    $     1,114
                                                        ===========    ===========    ===========
 Income taxes paid ..................................   $    57,912    $    64,289    $    11,930
                                                        ===========    ===========    ===========



See accompanying Notes to Consolidated Financial Statements.

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)


                                         Common Stock
                                         ------------
                                                                    Unrealized
                                        Shares     Par                 Gains     Accumulated                 Cost of
                                         Out-     Value  Additional (Losses) on  Translation   Retained      Treasury
                                       standing   $0.01   Capital   Securities   Adjustment    Earnings       Shares        Total
                                       --------   -----   -------   ----------   ----------    --------       ------        -----

Balances, December 31, 1993 .......    55,018  $    600  $558,222      $  --     $   --      $ 102,435   $   (43,457)  $   617,800
  Shares issued upon
   exercise of options ............     1,503        15     8,533         --         --           --            --           8,548
  Shares issued under stock
   purchase plans .................       357         3     5,589         --         --           --             346         5,938
  Income tax benefit related
   to stock options ...............      --        --      24,055         --         --           --            --          24,055
  Restricted shares issued to
   employees, net of
   unearned compensation ..........         6      --       1,597         --         --           --            --           1,597
  Conversion of 80%
   subordinated convertible
   debentures into
   common stock, net of
   expenses .......................       637         7    34,293         --         --           --            --          34,300
  Two-for-one stock split,
   effected in the form
   of a 100% stock dividend .......    56,004       560      (560)        --         --           --            --            --
  Net change in unrealized
   gains (losses) on securities,
   net of income taxes ............      --        --        --         (3,764)      --           --            --          (3,764)
  Net income ......................      --        --        --           --         --        162,626          --         162,626
                                      -------  --------  --------      -------   --------    ---------   -----------   -----------
Balances, December 31, 1994 .......   113,525     1,185   631,729       (3,764)      --        265,061       (43,111)      851,100
  Shares issued upon
   exercise of options ............     1,500        15    10,283         --         --           --            --          10,298
  Shares issued under stock
   purchase plans .................       467         5    10,178         --         --           --            --          10,183
  Income tax benefit related
   to stock options ...............      --        --      49,987         --         --           --            --          49,987
  Restricted shares issued
   to employees, net of
   unearned compensation ..........       110         1     1,271         --         --           --            --           1,272
  Net change in unrealized
   gains (losses) on securities,
   net of income taxes ............      --        --        --          4,155       --           --            --           4,155
  Translation adjustment ..........      --        --        --           --        4,404         --            --           4,404
  Net income ......................      --        --        --           --         --        192,680          --         192,680
                                      -------  --------  --------      -------   --------    ---------   -----------   -----------
Balances, December 31, 1995 .......   115,602     1,206   703,448          391      4,404      457,741       (43,111)    1,124,079
  Shares issued upon
   exercise of options ............     1,068        10     7,484         --         --           --            --           7,494
  Shares issued under stock
   purchase plans .................       262         3     6,691         --         --           --            --           6,694
  Income tax benefit related
   to stock options ...............      --        --       6,872         --         --           --            --           6,872
  Restricted shares issued
   to employees, net of
   unearned compensation
   and forfeitures ................       320         3     6,248         --         --           --            --           6,251
  Net change in unrealized
   gains (losses) on securities,
   net of income taxes ............      --        --        --           (538)      --           --            --            (538)
  Translation adjustment ..........      --        --        --           --        4,339         --            --           4,339
  Net loss ........................      --        --        --           --         --         (7,555)         --          (7,555)
                                      -------  --------  --------      -------   --------    ---------   -----------   -----------
Balances, December 31, 1996 .......   117,252  $  1,222  $730,743      $  (147)  $  8,743    $ 450,186   $   (43,111)  $ 1,147,636
                                      =======  ========  ========      =======   ========    =========   ===========   ===========


See accompanying Notes to Consolidated Financial Statements.

DSC Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       DSC Communications Corporation (the "Company") is a leading designer, developer, manufacturer and marketer of digital switching, transport, access and private network system products for the worldwide telecommunications marketplace.

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

Principles of Consolidation

       The consolidated financial statements of the Company include the accounts of the Company and all its majority-owned entities. All significant intercompany transactions and balances are eliminated.

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

Cash and Cash Equivalents

       Cash equivalents are primarily short-term, interest bearing, high-credit quality investments with major financial institutions and are subject to minimal risk. These investments have maturities at the date of purchase of three months or less.

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

       The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of asset-backed securities, over the estimated life of the security. Such amortization and accretion as well as interest are included in Interest Income. Realized gains and losses are included in Other Income (Expense), Net in the Consolidated Statements of Operations. The cost of securities sold is based on the specific identification method.

       The Company's investments in debt and equity securities are diversified among high-credit quality securities in accordance with the Company's investment policy.

Inventories

       Inventories are valued at the lower of average cost or market. Inventories consisted of the following (in thousands):


                                                           December 31,
                                                           ------------
                                                      1996            1995
                                                      ----            ----
    Raw Material ..............................     $127,495        $137,002
    Work in Process............................       25,724          20,015
    Finished Goods ............................      190,347         146,945
                                                    --------        --------
                                                    $343,566        $303,962
                                                    ========        ========

Property and Equipment

       Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings.........................................   20-40 Years
Leasehold improvements............................    1-20 Years
Manufacturing, development and test equipment.....    3-10 Years
Office furniture, equipment and other.............    3-10 Years

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

       Cost in Excess of Net Assets of Businesses Acquired, Net was $146.0 million and $155.1 million at December 31, 1996 and 1995, respectively. This represents the excess of the cost of acquiring businesses over the fair value of net assets received at the date of acquisition, net of accumulated amortization of $34.0 million and $24.9 million at December 31, 1996 and 1995, respectively.

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

       Amortization of capitalized software development costs is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current revenues for a product to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of two years is assigned to capitalized software development costs. Capitalized Software Development Costs were $51.6 million and $43.8 million at December 31, 1996 and 1995, respectively, net of accumulated amortization costs of $33.4 million and $22.5 million, respectively.

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

       For the Company's foreign subsidiaries which have the U.S. dollar as their functional currency, monetary assets and liabilities are translated at year-end exchange rates while non-monetary items are translated at historical rates. Revenue and expense items are translated at the average exchange rates in effect during the year, except for depreciation and cost of revenue, which are translated at historical rates. The resulting translation adjustments are included in Other Income (Expense), Net in the Consolidated Statements of Operations and were not material in 1996, 1995 or 1994.

Forward Foreign Exchange Contracts

       The Company is exposed to foreign currency exchange rate risk when the Company or its majority-owned entities enter into transactions denominated in currencies other than their functional currency. The Company, in management of this exposure, enters into forward foreign exchange contracts for firm purchase commitments denominated in a foreign currency. The forward contracts are not held for trading purposes.

       The contracts generally have maturities of one year or less and contain an element of risk that the counterparty may be unable to meet the terms of the agreement. However, the Company minimizes such risk by limiting the counterparty to major financial institutions. Management believes the risk of incurring such losses is remote, and any losses therefrom would not be material.

       Gains and losses on forward contracts are included as part of the value of the underlying transaction being hedged.

       At December 31, 1996, the U.S. dollar equivalent of the forward foreign exchange contracts outstanding was $42.1 million. Of the contracts held at December 31, 1996, the following is a summary by currency: Japanese Yen - $38.6 million; Australian Dollar - $2.9 million; and other - $0.6 million.

Income (Loss) Per Share

       Income (loss) per share is based upon weighted average common shares outstanding and common stock equivalents. Common stock equivalents have been determined assuming the exercise of all dilutive stock options adjusted for the assumed repurchase of common stock, at the average market price, from the exercise proceeds. In periods in which a net loss has been incurred, all common stock equivalents are considered antidilutive. The fully diluted per share computation assumes the repurchase of common stock at the ending market price. Primary and fully diluted income (loss) per share are essentially the same for all periods presented. On April 27, 1994, the Board of Directors declared a two-for-one stock split, effected in the form of a 100% stock dividend, to shareholders of record on May 11, 1994. All income (loss) per share and average shares used in per share computation amounts prior to 1994 have been restated to retroactively reflect the stock split.

Employee Stock-Based Compensation

       The Company accounts for employee stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accounting for the issuance of stock options under the provisions of APB 25 typically does not result in compensation expense for the Company as the exercise price of options are normally established at the market price of the Company's common stock on the date of award.

SPECIAL CHARGES

       During 1996, the Company reassessed the business prospects of certain of its products, including Airspan, Litespan-120 and iMTN. Management concluded that although the longer-term outlook for these products was favorable, forecasted business levels in the near-term would not sustain the carrying values of certain assets. As a result, the Company recorded non-cash special charges totaling $96.0 million, including $82.5 million (Cost of Revenue) related primarily to provisions for excess and obsolete inventories, deferred development costs and associated assets. Additionally, $13.5 million was included in operating expenses for provisions for excess equipment and facilities.

INVESTMENTS IN DEBT AND EQUITY SECURITIES

       The following is a summary of the investments in debt securities classified as current assets (in thousands):

                                                          December 31,
                                                          ------------
                                                      1996            1995
                                                      ----            ----
    Available for sale securities:
     U.S. Treasury securities
      and obligations of U.S.
      government agencies .......................   $ 90,114        $198,509
     Corporate debt securities ..................     74,676         103,537
     Asset-backed securities ....................     14,148           8,653
                                                    --------        --------
                                                    $178,938        $310,699
                                                    ========        ========

       The amortized cost of available for sale securities approximated their fair value at both December 31, 1996 and 1995. Gross realized gains and losses on sales of available for sale securities were immaterial in 1996, 1995 and 1994.

       The estimated fair value of available for sale securities by contractual maturity at December 31, 1996 is as follows (in thousands):

    Due in one year or less .......................   $ 79,910
    Due after one year through three years ........     80,770
    Due after three years .........................     18,258
                                                      --------
                                                      $178,938
                                                      ========

Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

       Investments in debt securities classified as held to maturity consisted of collateralized bank obligations with an amortized cost of $30.0 million at both December 31, 1996 and 1995. The amortized cost of these investments, which mature in March 1999 and December 2000, approximated their fair market value. These investments are included in Other Noncurrent Assets on the Consolidated Balance Sheets.

RECEIVABLES

       Receivables consisted of the following (in thousands):


                                                           December 31,
                                                           ------------
                                                       1996           1995
                                                       ----           ----
  Current:
      Trade................................         $ 402,906      $ 277,521
      Leases and notes.....................            14,356          5,355
                                                    ---------      ---------
                                                      417,262        282,876
      Allowance for doubtful accounts......            (5,315)        (5,870)
                                                    ---------      ---------
                                                    $ 411,947      $ 277,006
                                                    =========      =========
  Long-term:
      Leases, notes and other..............         $  44,711      $  18,591
      Allowance for doubtful accounts......            (1,746)        (1,034)
                                                    ---------      ---------
                                                    $  42,965      $  17,557
                                                    =========      =========

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

       The components of the receivables from sales-type leases and notes receivable are as follows (in thousands):

                                                          December 31,
                                                          ------------
                                                       1996          1995
                                                       ----          ----
    Total minimum lease
      payments receivable ......................     $ 73,403      $ 25,589
    Less:  Unearned income .....................      (14,390)       (4,705)
                                                     --------      --------
    Total receivables ..........................       59,013        20,884
    Less:  Current receivables .................      (14,356)       (5,355)
                                                     --------      --------
    Total long-term receivables ................     $ 44,657      $ 15,529
                                                     ========      ========

       Future minimum lease payments to be received on sales-type leases and notes receivable are as follows (in thousands):

              1997  ..................................    $ 15,856
              1998  ..................................      14,560
              1999  ..................................      14,185
              2000  ..................................      13,935
              2001  ..................................      11,434
              Thereafter .............................       3,433
                                                          --------
                                                          $ 73,403
                                                          ========

PROPERTY AND EQUIPMENT

       The Company's property and equipment consisted of the following (in thousands):

                                                         December 31,
                                                         ------------
                                                     1996           1995
                                                     ----           ----
     Land ...................................     $  49,052      $  49,052
     Buildings and leasehold
           improvements .....................       190,731        167,178
     Manufacturing, development and
           test equipment ...................       301,576        268,115
     Office furniture, equipment
           and other ........................       223,312        191,380
                                                  ---------      ---------
                                                    764,671        675,725
     Less: Accumulated depreciation
           and amortization .................      (361,075)      (305,203)
                                                  ---------      ---------
                                                  $ 403,596      $ 370,522
                                                  =========      =========

ACCRUED LIABILITIES

         Accrued liabilities consisted of the following (in thousands):

                                                           December 31,
                                                           ------------
                                                        1996          1995
                                                        ----          ----
    Warranty and related ........................     $ 76,739     $ 61,839
    Payroll and related .........................       49,137       59,894
    Taxes other than income .....................       31,277       18,787
    Customer prepayments and advances ...........       42,489        9,378
    Other .......................................       97,459       70,781
                                                      --------     --------
                                                      $297,101     $220,679
                                                      ========     ========

CREDIT AGREEMENTS AND SHORT-TERM DEBT

       In May 1996, the Company entered into a five-year, unsecured $160.0 million revolving credit facility with several banks. This new facility, which replaced the existing $50.0 million domestic credit facility, provides for borrowings and issuances of letters of credit in multiple currencies. Borrowings under this facility bear interest at various rates, including the prime rate or 0.25% to 0.70% above the LIBOR rate. A commitment fee of 0.10% to 0.23% on the daily average unused portion of the facility is also assessed. The maximum borrowings available under the facility are reduced by the value of outstanding letters of credit issued by the banks on behalf of the Company. The value of outstanding letters of credit issued under this facility at December 31, 1996 was $29.3 million, including $27.6 million issued to support various foreign subsidiary credit agreements. This facility contains various financial covenants, and there have been no borrowings under this agreement during 1996.

       During 1996, two of the Company's foreign subsidiaries repaid outstanding borrowings under short-term credit agreements with long-term borrowings totaling $95.7 million. The short-term arrangements were entered into during 1995, and the interest rates on these agreements were floating market rates which ranged from 4.5% to 7.5% at December 31, 1995. Available borrowings under the foreign subsidiary credit agreements totaled approximately $9.5 million at December 31, 1996, of which $0.9 million was outstanding. The weighted average interest rate on borrowings outstanding under these agreements was 5.1% and 5.6% at December 31, 1996 and 1995, respectively.

LONG-TERM DEBT

       Total long-term debt consisted of the following (in thousands):

                                                         December 31,
                                                         ------------
                                                      1996         1995
                                                    --------     --------
       Fixed rate:
         Unsecured 9.0% notes,
          due 1996 - 2003 .....................     $196,875     $225,000
         Unsecured 8.75% note,
          due 1995 - 2000 .....................       11,988       13,973
       Variable rate:
         Unsecured note,
          due 2000 - 2001 .....................       50,649         --
         Unsecured note,
          due 1999 - 2011 .....................       42,208         --
       Other ..................................        5,954        4,566
                                                    --------     --------
          Total ...............................      307,674      243,539
       Less: Current maturities ...............       33,072       33,098
                                                    --------     --------
          Total long-term debt ................     $274,602     $210,441
                                                    ========     ========

       The variable rate notes were entered into during 1996 and are denominated in Danish Kroner. The notes bear interest, at the Company's option, at either the lender's base rate or at current market rates in Denmark plus 0.56% to 0.69%. The interest rates are adjusted to market rates at the end of each interest period, as defined. At December 31, 1996, these rates ranged from 4.2% to 5.0%.

       The aggregate maturities of long-term debt for the next five years are as follows: 1997 - $33.1 million; 1998 - $32.7 million; 1999 - $33.4 million;
2000 - $59.1 million; 2001 - $57.0 million; thereafter - $92.4 million.

       The majority of the Company's long-term debt agreements contains various financial covenants, including among other things, minimum net worth, maintenance of certain fixed charge ratios and maximum allowable indebtedness to net worth.

INCOME TAXES

       Income tax expense (benefit) consisted of the following (in thousands):

                                                Years ended December 31,
                                                ------------------------
                                             1996         1995         1994
                                             ----         ----         ----
Current:
     Federal ...........................  $  35,169    $ 115,193    $  45,189
     Puerto Rico and State .............      5,656        9,057        7,450
     Foreign ...........................      4,903        4,908        7,925
                                          ---------    ---------    ---------
         Total current .................     45,728      129,158       60,564
                                          ---------    ---------    ---------

Deferred:
     Federal ...........................    (33,766)     (27,202)          --
     Foreign ...........................    (16,593)      (4,686)          --
                                          ---------    ---------    ---------
         Total deferred ................    (50,359)     (31,888)          --
                                          ---------    ---------    ---------

         Total tax expense (benefit) ...  $  (4,631)   $  97,270    $  60,564
                                          =========    =========    =========

       The income tax benefits related to the exercise of stock options of $6.9 million, $50.0 million and $24.1 million in 1996, 1995 and 1994, respectively, reduced taxes currently payable and were credited to Additional Capital. Included in the $50.0 million benefit recognized in 1995 is $36.0 million of benefits related to exercises prior to 1995.

       Income (loss) before income taxes for the year ending December 31, 1996 includes U.S. pretax income of $34.9 million and foreign pretax losses of $47.1 million. Foreign pretax earnings in 1995 and 1994 were less than five percent of total income before income taxes.

       The effective income tax rate on pretax income differed from the federal income tax statutory rate for the following reasons (in thousands):

                                               Years ended December 31,
                                               ------------------------
                                            1996         1995          1994
                                            ----         ----          ----
   Income tax charge (credit):
        At statutory rate ............   $  (4,265)   $ 101,483    $  78,117
        Foreign and U.S. tax
          effects attributable
          to foreign operations ......      (1,135)       1,363        4,113
        Tax credit utilization .......          --       (4,606)      (3,810)
        Net operating losses
          utilized ...................          --       (3,500)     (40,615)
        State income taxes,
          net of federal
          tax effect .................         769        2,530        2,015
        Federal alternative
          minimum tax ................          --           --       20,744
                                         ---------    ---------    ---------
                                         $  (4,631)   $  97,270    $  60,564
                                         =========    =========    =========

       Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset as of December 31, 1996 and 1995 were as follows (in thousands):

                                                              December 31,
                                                              ------------
                                                           1996         1995
                                                           ----         ----
 Deferred Tax Assets
     Asset valuation reserves not yet
       deductible for tax ...........................   $  46,752    $  15,453
     Accrued liabilities not yet
       deductible for tax ...........................      54,384       37,087
     Federal and foreign loss carryforwards .........      19,185       12,961
     Tax credit carryforwards .......................       4,749        5,740
     Other ..........................................       3,093        3,474
                                                        ---------    ---------
         Deferred asset .............................     128,163       74,715
                                                        ---------    ---------
 Deferred Tax Liabilities
     Capitalized software development
       costs ........................................     (25,138)     (20,227)
     Deferred revenue ...............................      (4,955)      (8,101)
     Depreciation ...................................      (6,580)      (4,464)
     Other ..........................................      (9,243)     (10,035)
                                                        ---------    ---------
         Deferred liability .........................     (45,916)     (42,827)
                                                        ---------    ---------
            Net deferred tax asset ..................   $  82,247    $  31,888
                                                        =========    =========

       Of the Company's $82.2 million net deferred tax asset at December 31, 1996, $61.1 million is shown separately as part of current assets in the Consolidated Balance Sheet. The balance is included in other noncurrent assets and liabilities. The Company expects to have sufficient taxable earnings in the future to realize its net deferred tax asset at December 31, 1996, and as a result, the Company believes that a deferred tax asset valuation allowance is not required at December 31, 1996.

       Included in Noncurrent Income Taxes and Other Liabilities at December 31, 1996 and 1995 are $45.9 million and $36.6 million, respectively, for noncurrent taxes related primarily to foreign jurisdictions.

       At December 31, 1996, the Company had foreign net operating loss carryforwards of approximately $55.0 million which expire in the years 2000 and 2001. Also, the Company has approximately $1.7 million foreign tax credit carryforwards and $4.8 million alternative minimum tax credits. The foreign tax credits expire from 1998 to 2001. Alternative minimum tax credits do not expire.

       Certain of the Company's subsidiaries operating in non-U.S. jurisdictions have been granted specific tax exemptions from local income taxes. These exemptions vary in amount and expire beginning in the year 2005 through 2008. Undistributed earnings of foreign subsidiaries are not material.

INCENTIVE COMPENSATION

       The Company has an Incentive Awards Plan (the "Plan") administered by the Compensation Committee of the Board of Directors which provides for payment of cash and stock awards to officers and key employees based upon achievement of specific goals by the Company and the participating executives. No payments were made under the Plan in 1996. In 1995, cash of approximately $6.4 million and approximately 74,000 shares of restricted stock (valued at approximately $2.5 million and vesting over two years) were awarded under the Plan. In 1994, cash awards of approximately $7.0 million were charged to income under the Plan. The Company also had a 1990 Long-Term Incentive Compensation Plan ("LTIP") which awards performance units to certain key executives. Certain officers were awarded units in 1990 under the Company's 1990 LTIP by the Compensation Committee of the Board of Directors. The units vested to the officers over six years through December 31, 1995, and the value of a unit was determined annually based on the Company's operating performance, as defined in the plan. The total value of the units included amounts payable in cash which were charged to operations in 1995 and 1994 (approximately $7.2 million and $6.9 million, respectively) and approximately 146,000 shares of restricted stock issued in January 1996. The restricted shares, which vest in equal annual increments over two years, were valued at $5.4 million at the date of award, of which $2.7 million was charged to operations during 1996. Also, during 1995 and early 1996, 177,000 units were awarded by the Compensation Committee of the Board of Directors to certain key executives under the Company's 1994 LTIP. The units vest to the officers over five years beginning in 1996, and the value of a unit is determined annually beginning in 1996 based on the Company's operating performance, as defined in the plan. These units had no value as of December 31, 1996, and no amounts were charged to operations during the year.

COMMON AND PREFERRED STOCK

Description and Dividends

       At December 31, 1996, the Company was authorized to issue 500 million shares of common stock, $0.01 par value, and 5 million shares of preferred stock, $1.00 par value. Since inception, the Company has not declared or paid a cash dividend.

       On April 27, 1994, the Board of Directors declared a two-for-one stock split, effected in the form of a 100% stock dividend, to shareholders of record on May 11, 1994. The stock split resulted in the issuance of approximately 56,004,000 new shares of common stock and the transfer of $0.6 million from Additional Capital to Common Stock, representing the par value of the shares issued. All average share and income (loss) per share data prior to 1994 were restated to retroactively reflect the stock split.

       On April 25, 1996, the Board of Directors declared a dividend of one preferred stock purchase right on each outstanding share and each subsequently issued share of the Company's common stock. The rights will become exercisable only on the close of business ten days following a public announcement that a person or group has acquired 15% or more of the common stock of the Company or a public announcement or commencement of a tender or exchange offer which would result in the offeror's acquiring 15% or more of the outstanding shares of common stock of the Company. Once exercisable, each right would entitle a holder to buy 1/1000 of a share of the Company's Series B Junior Participating Preferred Stock at an exercise price of $175.00. The Company may redeem the rights, which expire on April 25, 2006, for $0.01 per right prior to the rights becoming exercisable. These rights replaced the existing stock purchase rights which expired during 1996.

Stock Purchase Plans

       Under provisions of the Company's employee stock purchase plans, employees can purchase the Company's common stock at a specified price through payroll deductions during an offering period, currently established on an annual basis. In August 1996, approximately 262,000 shares were issued to employees under the employee stock purchase plans. At December 31, 1996, approximately $4.4 million had been contributed by employees that will be used to purchase shares at the end of the offering period in August 1997. At December 31, 1996, the Company could issue up to 6,979,000 shares under the employee stock purchase plans of which approximately 4,718,000 shares had been purchased and issued and approximately 504,000 shares were subscribed for issuance in August 1997 assuming no further withdrawals from the plans.

Stock Options

       At the April 25, 1996 Annual Shareholders' Meeting, the shareholders approved an increase of 6 million shares of common stock authorized for issuance under one of the Company's stock option plans. This increase provided additional shares to support the 1995 grant of 2,000,000 options to one of the Company's executive officers. All 1995 information presented has been adjusted to reflect this grant. The plans provide for the issuance of both incentive stock options and nonqualified stock options exercisable for a period of ten years, as well as restricted stock issuances. The plans cover 24,244,000 shares of common stock. At December 31, 1996, plan options covering 9,350,000 shares had been granted and were outstanding, options granted under the plans covering 11,423,000 shares had been exercised, 1,078,000 restricted shares had been issued (net of forfeitures), 901,000 shares had expired and options covering 1,492,000 shares were available for grant. The exercise prices of stock options granted were at the market value of the Company's common stock at the date of grant or issuance. Options issued under these plans allow optionees the ability to exercise at any time subsequent to grant. Restricted stock is issued for any such exercises of stock options prior to their vesting date.

       In the event of discontinuation of service by the optionees, all or a portion of the shares acquired pursuant to these options can be repurchased by the Company, at its option, based on the vesting terms in the option agreements.

       On October 28, 1996, the Board of Directors approved a plan to reprice a portion of the Company's outstanding stock options, excluding options held by certain executive officers. As a result, 2,957,000 options with exercise prices ranging from $23.88 to $52.25 per share were repriced at $13.50 per share, the fair market value on the date of repricing. For any unvested options included in this repricing, the vesting schedule was amended to coincide with the stock option repricing date. This repricing has been reflected in the table below as part of the options granted and canceled during 1996.

       Outstanding options are summarized as follows:

                                                         Options
                                                         -------
                                                Plans              Other
                                                -----              -----
December 31, 1993--
     Shares issuable
       upon exercise ................         3,382,000            34,000
     Price per share ................        $0.01-$67.00      $12.13-$17.00
     Average price
       per share ....................           $14.07             $13.56
     Expiration .....................         1994-2003          1994-1997
1994 Transactions
     Issuances from stock split .....         3,234,000            20,000
     Price per share ................        $0.01-$33.50       $6.06-$8.50
     Issuances and grants ...........          333,000               --
     Price per share ................       $23.88-$62.88            --
     Exercises and
       forfeitures ..................         1,687,000            34,000
     Price per share ................        $0.01-$32.38       $6.06-$12.13
December 31, 1994--
     Shares issuable
       upon exercise ................         5,262,000            20,000
     Price per share ................        $0.01-$33.50          $8.50
     Average price
       per share ....................           $10.02             $8.50
     Expiration .....................         1995-2004             1997
1995 Transactions
     Issuances and grants ...........         3,380,000              --
     Price per share ................       $29.25-$52.25            --
     Exercises and
       forfeitures ..................         1,577,000              --
     Price per share ................        $0.01-$52.25            --
December 31, 1995--
     Shares issuable
       upon exercise ................         7,065,000            20,000
     Price per share ................        $0.01-$52.25          $8.50
     Weighted-average exercise
       price per share ..............           $22.44             $8.50
     Expiration .....................         1996-2005             1997
1996 Transactions
     Issuances and grants ...........         7,248,000              --
       Price per share ..............       $13.50-$37.13            --
       Weighted-average exercise
         price per share ............           $21.67               --
     Exercises ......................         1,048,000            20,000
       Price per share ..............        $0.01-$28.63          $8.50
       Weighted-average exercise
         price per share ............           $5.34              $8.50
     Forfeitures and expirations ....         3,915,000              --
       Price per share ..............        $0.01-$37.88            --
       Weighted-average exercise
         price per share ............           $29.38               --
December 31, 1996--
     Shares issuable
       upon exercise ................         9,350,000              --
     Price per share ................        $2.31-$52.25            --
     Weighted-average exercise
       price per share ..............           $20.85               --
     Expiration .....................         1997-2006              --

Restricted Stock

       The Company's Board of Directors authorized the issuance of restricted shares of the Company's common stock to certain key employees under its 1993, 1988 and 1984 employee stock option plans. Holders of restricted stock retain all rights of a shareholder, except the shares cannot be sold until they are vested. Upon employee termination other than retirement, all unvested shares are forfeited to the Company. The shares vest annually through 1999.

       The Company issued 338,000, 110,000 and 6,000 shares of restricted stock to employees in 1996, 1995 and 1994, respectively, and increased common stock and additional capital by the fair market value of the stock at the date of issuance ($11.3 million, $3.8 million and $0.2 million in 1996, 1995 and 1994, respectively), net of unearned compensation. At December 31, 1996, 1995 and 1994, unearned compensation related to the restricted shares was $8.7 million, $4.3 million and $1.8 million, respectively. The unearned compensation will be charged to expense ratably over the vesting period. Approximately 18,000, 2,000 and 14,000 restricted shares were forfeited in 1996, 1995 and 1994, respectively, totaling $0.5 million, $0.03 million and $0.2 million, respectively.

Reserved Stock

       Common stock has been reserved for the following purposes (in thousands):

                                                         December 31,
                                                         ------------
                                                       1996        1995
                                                       ----        ----
        Options outstanding ....................       9,350       5,085
        Options available for grant
          under the stock option plans .........       1,492       1,513
        Stock purchase plans ...................       2,261       2,523
                                                      ------      ------
                                                      13,103       9,121
                                                      ======      ======

Pro Forma Disclosures

       Although the Company has elected to continue to apply the provisions of APB 25 for expense recognition purposes, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("FAS 123") requires disclosure of pro forma information which provides the effects on Net Income (Loss) and Income (Loss) Per Share as if the Company had accounted for its employee stock awards under the fair value method prescribed by FAS 123. The fair value of the Company's employee stock awards was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.9% and 6.5%; stock price volatility factors of 56% and 61%; and expected option lives of 3 years and 7 years. The Company does not have a history of paying dividends, and none have been assumed in estimating the fair value of the options. The weighted-average fair value per share of options granted in 1996 was $8.94.

       The Company does not believe that the pro forma disclosures required by FAS 123 provide meaningful or useful information to financial statement users. In addition, the Company does not believe that the impact on net income (loss) shown in the pro forma disclosures below is indicative of operating performance of the Company.

       The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Option valuation models also require the input of highly subjective assumptions such as expected option life and expected stock price volatility. Because the Company's employee stock-based compensation plans have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the Company believes that the existing option valuation models do not necessarily provide a reliable measure of the fair value of awards from those plans.

Pro Forma Required Disclosures:
                                               1996              1995
                                               ----              ----
                                       (in millions, other than per share data)
   Net income (loss)                        $   (25.9)       $   187.4
   Income (loss) per share                  $   (0.22)       $    1.60

As required by FAS 123, only awards granted in 1995 and 1996 have been included in determining the amount of additional compensation expense for those years. As such, the effects of applying FAS 123 on 1996 and 1995 results are not necessarily representative of the additional compensation expense which will be included in future years' pro forma disclosures as more than two years of awards will be considered.

       At December 31, 1996, approximately 5,425,000 of the Company's outstanding stock options with exercise prices ranging from $2.31 to $18.00 per share had a weighted-average exercise price per share of $12.15 and a weighted-average remaining contractual life of 8 years. The remaining options outstanding had a weighted-average exercise price of $32.88 per share with a weighted-average remaining contractual life of 9 years.

OTHER INCOME (EXPENSE), NET

       Other Income (Expense), Net for the year ended December 31, 1996 included approximately $10 million of proceeds related to the settlement of litigation between the Company and Advanced Fibre Communications, Inc. ("AFC"). Other Income (Expense), Net also included the litigation expenses and applicable costs associated with this litigation. As part of the litigation settlement, the Company also received 719,424 shares of non-marketable AFC common stock in July 1996 which the Company recorded in the Consolidated Balance Sheet at no value due to contractual registration and selling restrictions.

FAIR VALUE OF FINANCIAL INSTRUMENTS

       Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, short-term debt, accounts payable and accrued liabilities are reflected in the financial statements at fair value. Investments in debt and equity securities classified as available for sale have been recorded in the financial statements at current market values. Current market values of investments in debt securities classified as held to maturity are disclosed in the "Investments in Debt and Equity Securities" footnote. The fair value of the Company's long-term debt at December 31, 1996 and 1995 was approximately $320.6 million and $265.2 million, respectively. The fair values of the Company's off-balance-sheet financial instruments are based on current settlement values (forward foreign exchange contracts) and fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing (guarantees and letters of credit). There were no significant differences between the carrying amounts and fair values of any off-balance-sheet financial instruments at December 31, 1996 and 1995. See "Commitments and Contingencies" for the carrying amounts of the Company's off-balance-sheet financial instruments.

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

       Future minimum rental commitments under operating leases with noncancelable lease terms in excess of one year were as follows at December 31, 1996 (in thousands):

        1997  .......................................          $ 24,225
        1998  .......................................            18,018
        1999  .......................................            13,337
        2000  .......................................            11,538
        2001  .......................................             9,672
        Thereafter ..................................            26,140
                                                               --------
                                                               $102,930
                                                               ========

       Operating lease rental expense was $27.5 million, $28.9 million and $24.6 million for the years ended December 31, 1996, 1995 and 1994, respectively.

Contingent Liabilities

       The Company periodically sells customer receivables and leases under agreements which contain recourse provisions. The Company could be obligated to repurchase a portion of the sales-type and operating lease receivables which were previously sold on a partial recourse basis, the terms of which allow the Company to limit its risk of loss to approximately $7.8 million at December 31, 1996. The Company also has guarantees of approximately $26.9 million outstanding at December 31, 1996, supporting Company and third-party performance bonds to customers and others, of which approximately $1.7 million was collateralized by letters of credit issued under the Company's credit facility. The Company believes it has adequate reserves for any ultimate losses associated with these contingencies.

       At December 31, 1996, the Company had forward foreign exchange contracts of $42.1 million. See "Forward Foreign Exchange Contracts" under "Summary of Significant Accounting Policies" for further discussion.

Litigation

       On February 14, 1996, the Company joined Bell Atlantic in bringing an antitrust action against AT&T Corporation ("AT&T") and Lucent Technologies, Inc. ("Lucent") alleging the use of monopoly power in the central office switch market as part of a scheme to gain an unfair competitive advantage in the remote digital terminal market. In July 1996, Lucent brought a counterclaim against the Company alleging a "false advertising" claim under the Lanham Act. On February 18, 1997, the Company and Bell Atlantic settled their claims against AT&T. The Company, Bell Atlantic and Lucent settled all claims against each other on March 13, 1997. In conjuction with these settlements, Bell Atlantic agreed to purchase a significant amount of product from the Company over a five year period beginning in 1998. The agreement requires a minimum annual purchase level substantially above the amount purchased by Bell Atlantic from the Company in 1996 which totaled approximately $120 million.

       On June 11, 1996, a federal court entered a $137.7 million judgment in the Company's favor and against Next Level Corporation ("Next Level") and two former Company employees. The Company had filed suit in 1995 alleging theft of trade secrets and diversion of corporate opportunities. On February 28, 1997, the Fifth Circuit of Appeals upheld the judgment. The defendants are enjoined from disclosing the Company's trade secrets until the judgment is satisfied.

       In August 1996, the Company filed suit against Samsung Information Systems America, Inc., Samsung Electronics Co., Ltd. and several former employees of the Company (collectively the "Defendants") alleging claims for breach of contract, theft of trade secrets, unfair competition and tortious interference with contract and prospective contractual relations related to the Company's development of a next generation switching system. The Company is seeking unspecified damages. The Company is also seeking an injunction against the Defendants to prevent them from using the Company's trade secrets. In late December 1996, the Defendants filed a counterclaim against the Company, alleging claims for declaratory judgment, wrongful injunction, tortious interference with actual and prospective contractual relations, misappropriation of trade secrets, unfair competition, exclusion from telephony switch market, civil conspiracy, fraud and negligent misrepresentation, breach of fiduciary or confidential relationship, defamation and intentional infliction of emotional distress. These allegations arise primarily out of the filing and prosecution of the Company's suit against the Defendants.

       In October 1996, the Company filed suit against Pulse Communications, Inc. ("Pulsecom") alleging contributory copyright infringement and misappropriation of trade secrets relating to the manufacture and sale of a POTS line card advertised as compatible with the Company's Litespan-2000 system. The Company is seeking damages and an injunction barring further infringement of the Company's intellectual property rights by Pulsecom and its agents. Pulsecom has filed a counterclaim alleging that the Universal Voice Grade line card manufactured by the Company for the Litespan-2000 system infringes a patent assigned to Pulsecom.

       On May 25, 1994, the Company filed suit against DGI Technologies, Inc. ("DGI"), alleging that DGI misappropriated the Company's trade secrets regarding digital trunk interface cards and microprocessor cards. The Company seeks damages and permanent injunctive relief. DGI brought counterclaims for damages and injunctive and declaratory relief for alleged violations of federal antitrust statutes, tortious interference, industrial espionage, misappropriation of trade secrets, trespass, conversion, and unfair competition, based upon allegations that the Company's claims constitute "sham" litigation, that the Company's statements to customers about the impact of their use of DGI products on the Company's warranties are unlawful attempts to exclude competition, and that the Company has unlawfully tied the sale of its microprocessors to the sale of other products. The case was tried in January 1997 and the jury returned a verdict. The Court sealed the verdict and postponed entering a judgment pending the outcome of additional mediation.

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

       A summary of the Company's operations by geographic area is presented below (in thousands):


                                                                           December 31,
                                                                           ------------
                                                          1996                 1995             1994
                                                          ----                 ----             ----
Revenue from unaffiliated
customers:
     United States ...............................      $ 1,163,520       $ 1,188,357       $   908,664
     Europe ......................................          145,850           155,562            47,287
     Other International .........................           71,521            78,099            47,174
     Eliminations ................................               --                --                --
                                                        -----------       -----------       -----------
     Consolidated ................................      $ 1,380,891       $ 1,422,018       $ 1,003,125
                                                        ===========       ===========       ===========

Intercompany revenue between geographic areas:
     United States ...............................      $    73,002       $    65,856       $    63,871
     Europe ......................................           30,171            15,357            11,473
     Other International .........................           47,720             5,373             4,301
     Eliminations ................................         (150,893)          (86,586)          (79,645)
                                                        -----------       -----------       -----------
     Consolidated ................................      $        --       $        --       $        --
                                                        ===========       ===========       ===========

Operating income (loss):
     United States ...............................      $    23,674       $   284,525       $   215,280
     Europe ......................................          (46,292)          (14,090)            2,509
     Other International .........................           10,345             4,139               505
     Eliminations ................................              230             4,844            (4,295)
                                                        -----------       -----------       -----------
     Consolidated ................................      $   (12,043)      $   279,418       $   213,999
                                                        ===========       ===========       ===========

Identifiable assets at December 31:
     United States ...............................      $ 1,496,663       $ 1,546,378       $ 1,012,006
     Europe ......................................          362,329           296,157           234,983
     Other International .........................           67,781            22,916            27,715
     Eliminations ................................           (1,118)             (176)           (6,168)
                                                        -----------       -----------       -----------
     Consolidated ................................      $ 1,925,655       $ 1,865,275       $ 1,268,536
                                                        ===========       ===========       ===========

       The information presented above may not be indicative of results if the geographic areas were independent organizations. Intercompany transactions are made at established transfer prices.

       Revenue generated from export sales was less than 10% of consolidated revenue in 1996, 1995 and 1994.

Major Customers

       Three customers accounted for at least 10% of the Company's consolidated revenue in 1996, 1995 and 1994. In the aggregate, the revenue from these customers was 39%, 42% and 46% of consolidated revenue in 1996, 1995 and 1994, respectively. These customers included two major telecommunications service providers and a major electronics manufacturer.

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

       The acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price has been allocated to the net assets acquired based on their estimated fair values with the balance of the purchase price ($117.3 million in 1995) included in Cost in Excess of Net Assets of Businesses Acquired, Net. The cost in excess of net assets of business acquired is being amortized over 20 years.

To the Board of Directors and Shareholders of DSC Communications Corporation:


       We have audited the accompanying consolidated balance sheets of DSC Communications Corporation and subsidiaries (the "Company") as of December 31, 1996 and 1995 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                                             Ernst & Young LLP



Dallas, Texas
January 23, 1997

DSC Communications Corporation and Subsidiaries
QUARTERLY RESULTS
(Unaudited) (In thousands, except per share data)



                                             1996                                       1995
                         -------------------------------------------  ------------------------------------------
                         Fourth    Third(A)(B)   Second(B)   First      Fourth     Third     Second      First
                         ------    -----------   ---------   -----      ------     -----     ------      -----
Revenue ...............  $ 390,560  $ 326,003   $ 356,431  $ 307,897  $ 373,891  $ 370,119  $ 360,011  $ 317,997
Gross profit ..........    150,202     28,457     147,019    129,466    175,097    174,406    177,726    158,670
Net income (loss) .....  $  17,548  $ (57,890)  $  21,262  $  11,525  $  49,442  $  49,367  $  51,955  $  41,916
                         =========  =========   =========  =========  =========  =========  =========  =========

Income (loss)
 per share ............  $    0.15  $   (0.49)  $    0.18  $    0.10  $    0.42  $    0.42  $    0.44  $    0.36
                         =========  =========   =========  =========  =========  =========  =========  =========


-------------------------------------------------------------------------------

(A) The 1996 third quarter results included non-cash special charges of $96.0 million ($82.5 million reduced gross profit and $13.5 million was charged to operating costs and expenses) related primarily to a reduction in the carrying value of certain assets for several of the Company's products. See "Special Charges" in Notes to Consolidated Financial Statements and Management's Discussion and Analysis for further discussion.

(B) In the second and third quarter of 1996, the Company received a total of approximately $10.0 million of proceeds related to the settlement of certain litigation. Approximately $3.0 million was recorded in the second quarter of 1996 with the remaining $7.0 million recorded in the third quarter of 1996. Also included in the second and third quarter of 1996 were the litigation expenses and applicable costs associated with this litigation. See "Other Income (Expense), Net" in Notes to Consolidated Financial Statements for further discussion.