Form 10-K405, Exhibit 13
period 1997-12-31
DSC COMMUNICATIONS CORP
filed 1998-03-31
CIK 316004

                                                                 EXHIBIT 13.1

DSC Communications Corporation and Subsidiaries
Item 6. SELECTED FINANCIAL DATA


                                                            1997(A)       1996(B)         1995          1994(C)       1993
                                                         ----------    ----------      ----------    ----------   -----------
                                                                     (Dollars in thousands, except per share data)
SUMMARY OF OPERATIONS FOR THE
YEAR:
 Revenue ...............................                 $1,575,479    $1,380,891      $1,422,018    $1,003,125   $   730,774
 Gross profit ..........................                    662,272       455,144         685,899       490,392       317,969
 Operating income (loss) ...............                     10,033       (12,043)        279,418       213,999       110,176
 Net interest income (expense) .........                     (6,920)       (2,209)          8,548        14,231          (565)
 Net gains from
  litigation settlements ...............                    161,500         8,105              --            --            --
 Net income (loss) .....................                 $   48,863    $   (7,555)     $  192,680    $  162,626   $    81,660
                                                         ==========    ==========      ==========    ==========   ===========
 Basic income (loss)
   per share ...........................                 $     0.42    $    (0.07)     $     1.68    $     1.45   $      0.83
                                                         ==========    ==========      ==========    ==========   ===========
 Diluted income (loss)
   per share ...........................                 $     0.41    $    (0.07)     $     1.63    $     1.39   $      0.77
                                                         ==========    ==========      ==========    ==========   ===========

FINANCIAL POSITION AT YEAR-END:
 Cash and marketable
  securities ...........................                 $  617,842    $  334,039      $  569,264    $  271,322    $  313,808
 Working capital .......................                  1,122,713       769,956         738,965       393,034       406,752
 Property and equipment,
  net ..................................                    443,610       403,596         370,522       282,963       179,783
 Total assets ..........................                  2,439,515     1,925,655       1,865,275     1,268,536       900,417
 Long-term debt, including current......                    661,808       307,674         243,539        42,578        70,412
 Shareholders' equity (D) ..............                  1,215,820     1,147,636       1,124,079       851,100       617,800

OTHER FINANCIAL INFORMATION:
 Shareholders' equity
  per share of common
  stock outstanding ....................                  $   10.30    $     9.79      $     9.72    $     7.50    $     5.61
 Return on average
  shareholders' equity .................                        4.1%         (0.7%)          19.5%         22.1%         19.9%
 Ratio of current assets to
  current liabilities ..................                        3.4           2.8             2.5           2.1           3.1
 Ratio of debt to
  shareholders' equity .................                       54.4%         26.8%           21.7%          5.0%         11.4%

                                  (Continued)

DSC Communications Corporation and Subsidiaries
Item 6: SELECTED FINANCIAL DATA (Continued)



                                                     1997(A)      1996(B)    1995         1994(C)   1993
                                                     -------      -------   -------      -------   -------
                                                         (Dollars in thousands, except per share data)
OTHER DATA:
 Average shares used to compute
income (loss) per share (in thousands):
    Basic ........................................   117,358      116,108   114,557      111,906    98,884
    Diluted ......................................   119,496      116,108   118,214      116,891   105,851
 Shareholders of record at
  year end .......................................     4,694        5,242     3,768        3,611     3,462
 Total employees at year
  end ............................................     6,681        6,367     5,860        5,414     4,041

--------------------------------------------------------------------------------

(A) Unusual items in 1997 included a $135.0 million write-off of in-process research and development related to the December 1997 acquisition of Celcore, for which there was no tax benefit, an asset write-down of $22.0 million in connection with the January 1998 disposition of the Company's fixed wireless local loop business and net gains of $161.5 million from litigation settlements. Without these unusual items in 1997, operating income, net income and diluted income per share would have been $167.0 million, $99.2 million and $0.83 per share, respectively. See Notes to Consolidated Financial Statements and Management's Discussion and Analysis for further discussion.

(B) Non-cash special charges of $96.0 million were recorded in 1996 related primarily to a reduction in the carrying value of certain assets for several of the Company's products. Without the special charges in 1996, operating income, net income and diluted income per share would have been $84.0 million, $52.0 million and $0.45 per diluted share, respectively. See Notes to Consolidated Financial Statements and Management's Discussion and Analysis for further discussion.

(C) In November 1994, the Company acquired NKT Elektronik A/S (DSC Communications A/S). Accordingly, DSC Communications A/S's results of operations have been included in the Company's consolidated financial data since the acquisition date.

(D) Since inception, the Company has not declared or paid a cash dividend.

DSC Communications Corporation and Subsidiaries

Item 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 Except for the historical information contained herein, the matters discussed or incorporated by reference in the Annual Report herein, including the matters relating to future performance, are forward looking statements that are dependent upon a number of risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. These risks and uncertainties include, but are not limited to, those described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other risks indicated from time to time in the Company's filings with the Securities and Exchange Commission.

HIGHLIGHTS

         In 1997, DSC Communications Corporation achieved improved operating results and a record level of revenue. Revenue grew 14% in 1997, while net income, excluding unusual items, nearly doubled from 1996. The Company also maintained its strong financial position with over $617 million in cash and marketable securities; working capital of $1.1 billion; a ratio of current assets to current liabilities of 3.4 to 1; $2.4 billion in total assets; and a debt to equity ratio of just over 50%.

         In addition to the Company's improved operating performance, 1997 was highlighted by several significant events:

         O In August, the Company issued $400 million of 7% convertible subordinated notes. The notes are convertible, at the option of the holder, into the Company's common stock at $49.73 per share.

         O In November, the Company received net proceeds of approximately $126 million from the settlement of litigation with Next Level Communications Corporation ("NLC").

         O The Company sold shares of Advanced Fibre Communications, Inc.
           ("AFC"), previously received in a settlement of litigation, for a net gain of approximately $35.5 million.

         O In December, the Company acquired a GSM and AMPS wireless systems manufacturer, Celcore, Inc. ("Celcore"), for approximately $167 million.

         In early 1998, the Company sold its fixed wireless local loop business. As a result, the Company recorded a $22.0 million asset write-down in 1997.


FINANCIAL CONDITION AND LIQUIDITY

         The Company ended 1997 and 1996 with the following:


                                                                             December 31,
                                                                        ----------------------
                                                                        1997              1996
                                                                        ----              ----
                                                                             (in millions)
Cash and cash equivalents.........................................    $ 277.2           $ 155.1
Marketable securities.............................................      340.6             178.9
Non-debt working capital, excluding
  cash and cash equivalents and
  marketable securities...........................................      537.5             469.0
Long-term debt, including
  current maturities..............................................      661.8             307.7

         In 1997, the Company's financial position was enhanced by the proceeds received from the issuance of the $400 million convertible subordinated notes and the receipt of net proceeds of approximately $161.5 million associated with the NLC litigation settlement and the sale of the AFC shares. The acquisition of Celcore was funded with approximately $150.5 million in cash.

         The Company generated $231.0 million of cash from operations in 1997, compared to a use of cash of $64.8 million in 1996. Net income for 1997 before non-cash charges for acquired in-process research and development and the write-down of assets in connection with the 1998 disposition of a business was approximately $205.9 million. Operating asset changes included inventory growth of $35.6 million and receivables growth of $19.4 million. In order to reduce the risk of collection associated with the Company's longer-term receivables, among other reasons, the Company has historically sold both current and long-term receivables primarily without recourse. The net proceeds collected from the receivable sales in 1997 and 1996 was approximately $111.2 million and $122.1 million, respectively. The Company may from time to time continue to sell receivables in the future.

         Cash used for investing activities of $480.5 million in 1997 included capital expenditures of $143.1 million and $150.5 million of cash used in the acquisition of Celcore. The capital expenditures for 1997 included capital additions in Costa Rica, the establishment of manufacturing facilities in Ireland and facilities expansion in Texas. The Company anticipates that capital expenditures in 1998 could be in the range of $150 million to $170 million, which will include the construction of a new customer service facility on the Plano campus. However, the timing and extent of any future capital expenditures is dependent upon future business growth.

         The convertible subordinated notes, if not converted into common stock, are due on August 1, 2004. The notes are redeemable, at the Company's option, in whole or in part, at any time on or after August 1, 2000, at a premium of 104% of par value which declines annually to par value at the maturity date. Interest on the notes is payable semi-annually on February 1 and August 1 of each year, commencing in February 1998. Also during 1997, the Company repaid $32.7 million of its long-term borrowings, which included a $28.1 million scheduled annual principal payment on the loan obtained during 1995. Annual maturities of senior long-term debt for the next five years range from approximately $33 million to $55 million. See "Long-Term Debt" in Notes to Consolidated Financial Statements for further discussion.

         The Company has an unsecured $160 million revolving credit agreement with several banks which expires in May 2001. This facility provides for borrowings and issuances of letters of credit in various currencies. The maximum borrowings available under the facility are reduced by the value of outstanding letters of credit issued by the banks on behalf of the Company. At December 31, 1997, outstanding letters of credit issued under the agreement totaled $7.7 million, and there have been no borrowings under this agreement.

         The Company's debt agreements contain various financial covenants including, among others, minimum net worth, maintenance of certain fixed charge ratios and maximum allowable indebtedness to net worth. The Company believes that it will continue to be in compliance with the provisions of its loan agreements. However, should the Company's earnings in the future deteriorate, waivers or amendments to these agreements could become necessary.

         The Company is party to certain litigation, as disclosed in "Commitments and Contingencies" in Notes to Consolidated Financial Statements, the outcome of which the Company believes will not have a material adverse effect on its consolidated financial position.

         The Company believes that its existing cash and short-term investments and available credit facilities will be adequate to support the Company's near-term financial resource needs, including working capital requirements, capital expenditures, operating lease obligations and debt payments, although there can be no assurance that this will be the case. In order to be competitive in the future, the Company believes that it could become increasingly necessary to offer financing alternatives to both domestic and international customers. To the extent such customer financing arrangements become significant or other business requirements arise, additional financing could become necessary.

RESULTS OF OPERATIONS

1997 Compared to 1996

         Revenue for 1997 increased 14% to $1.6 billion compared to $1.4 billion in 1996. Net income, excluding unusual items in both years, was $99.2 million, or $0.83 per diluted share in 1997, a 91% increase from net income of $52.0 million, or $0.45 per diluted share in 1996. Including the effects of the unusual items in both periods, net income was $48.9 million, or $0.41 per diluted share in 1997, compared to a net loss of $7.6 million, or $0.07 per diluted share in 1996. Results for 1997 included the impact of Celcore operations from the date of acquisition in December 1997.

         Unusual items in 1997 included net gains of approximately $161.5 million (included in Other Income, Net) resulting from the NLC and AFC litigation settlements, as previously discussed. Also, the Company recorded a $135.0 million charge for in-process research and development related to the acquisition of Celcore as well as a $22.0 million asset write-down in connection with the January 1998 disposition of a business . See "Other Income, Net", "Business Acquisition" and "Asset Write-Down" in Notes to Consolidated Financial Statements for further discussion.

         During 1996, the Company recorded non-cash special charges of $96.0 million primarily to reduce the recorded value of assets associated with certain of the Company's newer products to their net realizable values. Although not currently anticipated, delays in development or customer acceptance of products developed in the future could result in adjustments to carrying values of any assets associated with such new products. See "Special Charges" in Notes to Consolidated Financial Statements for further discussion.

         Revenue growth in 1997 was the result of increased demand for the Company's switching and access products. Switching products revenue increased 14% from the 1996 level and accounted for 42% of consolidated revenue in both 1997 and 1996. This increase was the result of higher deliveries across the majority of the switching product family, including intelligent networking/signal transfer point solutions and cellular products. Access products revenue increased 26% over the prior year due primarily to continued strong demand for the Company's Litespan-2000 digital loop carrier systems. As a result, access products accounted for 37% of consolidated revenue in 1997 compared to 33% in 1996. Revenue from the Company's transport products, including the European transmission products, was 20% of consolidated revenue in 1997 compared to 23% in 1996.

         The Company's European transmission business, which accounted for 8% of consolidated revenue in 1997 as compared to 9% in 1996, continued to incur operating losses in 1997. While the level of operating losses declined in 1997 compared to 1996, continued improvement and ultimate profitability is dependent upon successful market acceptance and deployment of these products. The Company believes that once volume deliveries of these products begins to increase, the Company's future operating performance will be favorably impacted.

         The litigation between the Company, Bell Atlantic and Lucent Technologies, Inc. was settled in March 1997. In conjunction with the settlements, Bell Atlantic agreed to purchase a significant amount of product, at a minimum annual purchase level, from the Company over a five-year period beginning in 1998.

         Gross profit in 1997 was $662.3 million, or 42% of revenue compared to $537.6 million, or 39% of revenue in 1996, excluding special charges. The improvement was due to a number of factors, including a shift in the mix of products sold, increased software content and cost reduction efforts. As has been experienced in the past, the Company's gross margin percentage and operating performance could vary significantly from period to period in the future due to changes in the relative mix of product deliveries, software content and the impact of sales price changes.

         Research and development expenses in 1997 increased to $252.1 million, or 16% of revenue, compared to $210.1 million, or 15% of revenue, in 1996. The Company continues to make a substantial investment in research and development to maintain the Company's ongoing development of new products and enhancements to existing products across all strategic product areas. Research and development expenses are also expected to increase in 1998 due to the inclusion of Celcore's expenses in the Company's consolidated results for the full year.

         Selling, general and administrative expenses totaled $232.2 million, or 15% of revenue, in 1997 compared to $233.6 million, or 17% of revenue, in 1996. This improvement resulted from the Company's continuing focus on controlling expenses, particularly international selling expenses and certain general and administrative costs. The Company continues to actively pursue claims primarily related to its intellectual property rights, and as a result, legal expenses grew in 1997 and may continue to increase as this litigation progresses. See "Litigation" under "Commitments and Contingencies" in Notes to Consolidated Financial Statements for further discussion.

         Depreciation, amortization and lease expenses increased from $121.5 million in 1996 to $134.6 million in 1997. Capital expenditures in 1997 of $143.1 million, along with expected capital additions in the range of approximately $150 million to $170 million in 1998 and future increases in leasing activities, will continue to increase depreciation, amortization and lease expenses in 1998 and future years.

         Interest income and expense both increased in 1997 as a result of the issuance of the $400 million principal amount of convertible subordinated notes in August 1997. Other Income, Net in 1997 and 1996 includes gains from litigation settlements. See "Other Income, Net" in Notes to Consolidated Financial Statements for further discussion.

         The high income tax expense relative to income before income taxes for 1997 is due to the non-deductibility of certain expenses for income tax purposes, primarily the $135 million in-process research and development charge. Excluding this and other unusual items, the Company's effective tax rate for 1997 would have been 37.1% compared to 38% in 1996. This decrease was primarily attributable to the tax impact of earnings in foreign tax jurisdictions. The Company believes that its existing deferred tax assets included on the Consolidated Balance Sheet will be realizable based on the Company's profitable operating history and an assessment that the Company will generate taxable earnings in domestic and foreign tax jurisdictions in the future. Should the Company's Danish subsidiary incur additional tax losses in 1998, the Company's effective tax rate could increase depending on a subsequent review of the realization of the additional tax loss carryforward.

1996 Compared to 1995

         Revenue for 1996 and 1995 was $1.4 billion and the Company incurred a net loss during 1996 of $7.6 million, or $0.07 per diluted share, which included special charges totaling $96.0 million before income taxes. Excluding the effects of the special charges, the Company would have recorded net income of $52.0 million, or $0.45 per diluted share, compared to $192.7 million, or $1.63 per diluted share, in 1995.

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

         Interest expense increased in 1996 as a result of the $225 million loan entered into in April 1995 which bears interest at 9% as well as borrowings during 1996 under several foreign subsidiary borrowing arrangements. Other Income, Net in 1996 includes amounts received from a settlement of certain litigation during the year. See "Other Income, Net" in Notes to Consolidated Financial Statements for further discussion. The Company provided an income tax benefit at a 38% effective rate for 1996.

RISKS AND UNCERTAINTIES

         The Company has taken action to understand the nature and extent of the work required to make its products, systems and infrastructure Year 2000 compliant. A Year 2000 project team has been appointed to bring its products, systems and infrastructure into compliance. The Company has also initiated discussions with all of its significant vendors to determine the extent to which the Company's systems and infrastructure are vulnerable to those third parties which fail to remedy their own Year 2000 issues. Certain of the Company's products are currently Year 2000 compliant and the remainder of the products are targeted to be Year 2000 compliant by mid-1998. While the Company does not believe the Year 2000 issue will pose significant operational problems, if the Year 2000 compliance modifications are not made, or completed timely, the Year 2000 issue could have a material adverse impact on the Company's business. The Year 2000 compliance activities will be performed as a part of the Company's normal sustaining activity and will not result in significant incremental costs to the Company. It is estimated that the total Year 2000 costs, including costs previously incurred and future costs, will be in the range of $15 million to $20 million. The estimated cost and date on which the Company believes it will be Year 2000 compliant are based on management's best estimates, yet there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated.

         The Company is exposed to market risk from changes in foreign currency exchange rates. The Company, in management of this exposure, enters into forward foreign exchange contracts primarily to hedge certain receivables and firm contracts for deliveries of products and services and are denominated in the same currency as the underlying transaction. The terms of the forward contracts generally match the terms of the underlying transaction. The forward contracts are not held for speculative or trading purposes. The contracts generally have maturities of one year or less and contain an element of risk that the counterparty may be unable to meet the terms of the agreement. However, the Company minimizes such risk by limiting the counterparty to major financial institutions. Management believes the risk of incurring such losses is remote, and any losses therefrom would not be material. At December 31, 1997, the U.S. dollar equivalent of the forward foreign exchange contracts was $73.3 million, primarily consisting of Japanese Yen contracts. The Company does not believe that an immediate 10% change in foreign currency exchange rates would have a material impact on the Company's financial position or results of operations. See "Fair Value of Financial Instruments" in Notes to Consolidated Financial Statements for further discussion.

         While the forward exchange contracts in place are geared toward protecting the dollar value of foreign currency cash receipts and disbursements associated with firm commitments, the exchange rate environment throughout the world at any given time may affect the level of overall potential business activity in a particular region. As has occurred in the Asia-Pacific region, the decline in the value of the local currencies may, if not reversed, affect future product sales as a result of many factors, including the Company's products becoming more expensive to purchase in a customer's local currency. To date, the Company has not experienced a material reduction in the level of business activity in foreign markets.

         The Company is also exposed to market risk from changes in interest rates. As of December 31, 1997, the Company's investment portfolio consisted of fixed income securities with a weighted-average maturity of 13 months. In addition, the Company's variable rate debt consisted of $80.3 million of long-term notes. The Company does not believe that an immediate 10% change in interest rates would have a material impact on the Company's financial position or results of operations.

         The Company's future operating results may be affected by a number of factors, including, but not limited to, the introduction and market acceptance of new products on a timely basis as previously discussed; mix of products sold; the impact of sales price changes; the timing and ultimate receipt of orders from certain customers which continue to constitute a large portion of the Company's revenue; the successful enhancement of existing products; manufacturing lead times; significant fluctuations in foreign currency exchange rates; the successful integration of strategic acquisitions; effects of consolidation among the Company's customer base; the success of underlying technologies in which the Company has chosen to target certain of its products; the successful completion of certain multi-year projects which include requirements to develop new technologies including hardware, software and installation of infrastructure systems; effects of customer purchasing budgets, which have historically resulted in weaker demand for the Company's products in the first half of the year; and changes in general worldwide economic conditions, any of which could have an adverse impact on operating results. The industry in which the Company operates requires substantial investment in product development, capital and, at times, inventory prior to customer acceptance of new products or enhancements to existing products.

One of the keys to the Company's overall success has been anticipating the appropriate timing of such activities. Delays in product completion and/or slower than expected market acceptance of certain products, including iMTN and newer products of the Company's Danish operations, have in the past negatively impacted the Company's operating performance and also, in certain cases, resulted in adjustments to carrying values of assets. Future operating performance could be impacted should timing of further product development and/or market acceptance be delayed. Additionally, the success of the Celcore acquisition is dependent upon the development and market acceptance of Celcore's new GSM system.

RECENT ACCOUNTING PRONOUNCEMENTS

         In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" ("FAS 128"). The Company has adopted FAS 128 and in accordance with the rules set forth, has restated its income (loss) per share amounts for all prior periods presented.

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("FAS 130"), which establishes standards for reporting and display of comprehensive income and its components. The required disclosures for FAS 130 will be included in the Company's quarterly report on Form 10-Q for the first quarter of 1998. The adoption of FAS 130 will have no impact on the Company's consolidated results of operations, financial position or cash flows and any effect will be limited to the presentation of its disclosures.

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. FAS 131 is effective for fiscal years beginning after December 15, 1997. Financial statement disclosures for prior periods are required to be restated. The Company is in the process of evaluating the disclosure requirements. The adoption of FAS 131 will have no impact on the Company's consolidated results of operations, financial position or cash flows and any effect will be limited to the presentation of its disclosures.

         In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. The Company continues to evaluate the applicability of SOP 97-2 to its business but does not currently believe SOP 97-2 will have a material impact on its business or operating performance.

Item 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)




                                                                    Years ended December 31,
                                                          ------------------------------------------
                                                              1997           1996           1995
                                                          -----------    -----------    -----------
Revenue ...............................................   $ 1,575,479    $ 1,380,891    $ 1,422,018
Cost of revenue:
  Special charges related to inventories
    and associated assets .............................            --         82,500             --
  Other ...............................................       913,207        843,247        736,119
                                                          -----------    -----------    -----------
    Total cost of revenue .............................       913,207        925,747        736,119
                                                          -----------    -----------    -----------
  Gross profit ........................................       662,272        455,144        685,899
                                                          -----------    -----------    -----------
Operating costs and expenses:
  Research and product development ....................       252,089        210,091        189,751
  Selling, general and administrative .................       232,220        233,576        207,188
  In-process research and development .................       135,000             --             --
  Asset write-down ....................................        22,000             --             --
  Special charges for excess facilities
    and equipment .....................................            --         13,500             --
  Other operating costs ...............................        10,930         10,020          9,542
                                                          -----------    -----------    -----------
    Total operating costs and expenses ................       652,239        467,187        406,481
                                                          -----------    -----------    -----------

Operating income (loss) ...............................        10,033        (12,043)       279,418

Interest income .......................................        27,148         24,146         27,147
Interest expense ......................................       (34,068)       (26,355)       (18,599)
Other income, net .....................................       159,053          2,066          1,984
                                                          -----------    -----------    -----------
  Income (loss) before income taxes ...................       162,166        (12,186)       289,950
Income tax expense (benefit) ..........................       113,303         (4,631)        97,270
                                                          -----------    -----------    -----------
    Net income (loss) .................................   $    48,863    $    (7,555)   $   192,680
                                                          ===========    ===========    ===========
Basic income (loss) per share .........................   $      0.42    $     (0.07)   $      1.68
                                                          ===========    ===========    ===========
Diluted income (loss) per share .......................   $      0.41    $     (0.07)   $      1.63
                                                          ===========    ===========    ===========
Average shares used in per share computation:
    Basic .............................................       117,358        116,108        114,557
                                                          ===========    ===========    ===========
    Diluted ...........................................       119,496        116,108        118,214
                                                          ===========    ===========    ===========



See accompanying Notes to Consolidated Financial Statements.

DSC Communications Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In thousands)


                                                                                December 31,
                                                                         ------------------------
                                                                            1997          1996
                                                                         ----------    ----------
Assets
CURRENT ASSETS
  Cash and cash equivalents ................................             $  277,200    $  155,101
  Marketable securities ....................................                340,642       178,938
  Receivables ..............................................                436,093       411,947
  Inventories ..............................................                374,247       343,566
  Deferred income taxes ....................................                 79,879        61,086
  Other current assets .....................................                 86,969        52,240
                                                                         ----------    ----------
    Total current assets ...................................              1,595,030     1,202,878
                                                                         ----------    ----------
PROPERTY AND EQUIPMENT, NET ................................                443,610       403,596
CAPITALIZED SOFTWARE DEVELOPMENT COSTS .....................                 72,341        51,634
COST IN EXCESS OF NET ASSETS OF BUSINESSES ACQUIRED, NET ...                159,594       146,025
OTHER ......................................................                168,940       121,522
                                                                         ----------    ----------
      Total assets .........................................             $2,439,515    $1,925,655
                                                                         ==========    ==========
Liabilities and Shareholders' Equity
CURRENT LIABILITIES
  Accounts payable .........................................             $  110,135    $  100,730
  Accrued liabilities ......................................                301,044       297,101
  Income taxes payable .....................................                 28,536         2,019
  Current portion of long-term debt ........................                 32,602        33,072
                                                                         ----------    ----------
    Total current liabilities ..............................                472,317       432,922
                                                                         ----------    ----------
LONG-TERM DEBT, NET OF CURRENT PORTION .....................                629,206       274,062
NONCURRENT INCOME TAXES AND OTHER LIABILITIES ..............                122,172        70,495

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Common stock, $0.01 par value, issued - 123,050
    in 1997 and 122,241 in 1996; outstanding - 118,061
    in 1997 and 117,252 in 1996  ...........................                  1,231         1,222
  Additional capital .......................................                755,963       730,743
  Unrealized gains (losses) on securities,
    net of income taxes ....................................                    194          (147)
  Accumulated translation adjustment .......................                  2,494         8,743
  Retained earnings ........................................                499,049       450,186
                                                                         ----------    ----------
                                                                          1,258,931     1,190,747
  Treasury stock, at cost, 4,989 shares in 1997 and 1996 ...                (43,111)      (43,111)
                                                                         ----------    ----------
    Total shareholders' equity .............................              1,215,820     1,147,636
                                                                         ----------    ----------
      Total liabilities and shareholders' equity ...........             $2,439,515    $1,925,655
                                                                         ==========    ==========




See accompanying Notes to Consolidated Financial Statements.

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)


                                                                              Years ended December 31,
                                                                         -----------------------------------
                                                                            1997        1996        1995
                                                                         ---------   ---------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss) ...............................................       $  48,863   $  (7,555)  $  192,680
 Adjustments to reconcile net income (loss)
  to net cash provided by (used for)
  operating activities:
    In-process research and development ..........................         135,000          --           --
    Asset write-down .............................................          22,000          --           --
    Special charges ..............................................              --      96,000           --
    Depreciation and amortization ................................         102,092      93,982       81,218
    Amortization of capitalized software
       development costs .........................................          29,328      24,193       21,591
    Deferred income taxes ........................................          (9,491)    (50,359)     (31,888)
    Income tax benefit related to stock options ..................              --       6,872       49,987
    Gain from the sales of stock received
       from 1996 litigation settlement ...........................         (35,494)         --           --
    Other ........................................................           8,671       4,955          938
Changes in operating assets and liabilities (net of acquisition and disposition):
    Increase in current and
     long-term receivables .......................................         (19,409)   (159,747)     (33,149)
    Increase in inventories ......................................         (35,556)    (95,705)    (129,234)
    Increase in other assets .....................................         (47,852)    (20,908)      (1,603)
    Increase in current payables
     and accruals ................................................          14,176      23,766       67,178
 Increase in noncurrent income taxes
  and other liabilities ..........................................          18,689      19,726       10,241
                                                                         ---------   ---------    ---------
        NET CASH PROVIDED BY (USED FOR)
        OPERATING ACTIVITIES .....................................         231,017     (64,780)     227,959
                                                                         ---------   ---------    ---------


                                                              (Continued)

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)

                                                                                Years ended December 31,
                                                                       -----------------------------------------
                                                                          1997           1996            1995
                                                                       ---------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
 Business acquisition, net of acquired cash.....................        (150,468)             --              --
 Purchases of property and equipment............................        (143,056)       (122,419)       (154,748)
 Additions to capitalized software development costs............         (50,035)        (37,006)        (26,829)
 Purchases of marketable securities.............................        (685,887)     (1,100,142)     (1,014,304)
 Proceeds from sales and maturities of marketable
    securities..................................................         525,096       1,233,847         927,234
 Purchase of long-term investment security......................              --              --         (17,500)
 Proceeds from sales of stock received from 1996
    litigation settlement.......................................          35,494              --              --
 Other..........................................................         (11,618)         (6,581)           (341)
                                                                      ----------     -----------     -----------
        NET CASH USED FOR INVESTING
        ACTIVITIES..............................................        (480,474)        (32,301)       (286,488)
                                                                      ----------     -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase (decrease) in short-term debt ........................              --         (82,532)         43,647
 Proceeds from sale of convertible notes........................         389,237              --              --
 Borrowings under long-term debt
  arrangements..................................................              --          95,709         241,019
 Payments on long-term debt.....................................         (32,701)        (33,065)        (42,249)
 Proceeds from the sale of common stock
  under stock programs .........................................          14,817          12,458          20,481
 Other..........................................................             203           1,047           1,254
                                                                      ----------     -----------     -----------
        NET CASH PROVIDED BY (USED FOR)
        FINANCING ACTIVITIES ...................................         371,556          (6,383)        264,152
                                                                      ----------     -----------     -----------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS ..................................................         122,099        (103,464)        205,623
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD .......................................................         155,101         258,565          52,942
                                                                      ----------     -----------     -----------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD........................................................      $  277,200     $   155,101     $   258,565
                                                                      ==========     ===========     ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
 Interest paid..................................................      $   18,201     $    23,018     $    12,691
                                                                      ==========     ===========     ===========
 Income taxes paid..............................................      $   79,179     $    57,912     $    64,289
                                                                      ==========     ===========     ===========


See accompanying Notes to Consolidated Financial Statements.

DSC Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)


                                         Common Stock
                                       -----------------                Unrealized
                                        Shares     Par                    Gains      Accumulated                Cost of
                                         Out-     Value     Additional  (Losses) on  Translation  Retained     Treasury
                                       standing   $0.01      Capital    Securities   Adjustment   Earnings      Shares     Total
                                       --------   ------    ----------  -----------  -----------  --------     --------  ----------
Balances, December 31, 1994 .........  113,525    $1,185     $631,729     $(3,764)     $   --     $265,061     $(43,111) $  851,100
  Shares issued upon
   exercise of options ..............    1,500        15       10,283          --          --           --          --       10,298
  Shares issued under stock
   purchase plans ...................      467         5       10,178          --          --           --          --       10,183
  Income tax benefit related
   to stock options .................       --        --       49,987          --          --           --          --       49,987
  Restricted shares issued
   to employees, net of
   unearned compensation ............      110         1        1,271          --          --           --          --        1,272
  Net change in unrealized
   gains (losses) on securities,
   net of income taxes ..............       --        --           --       4,155          --           --          --        4,155
  Translation adjustment ............       --        --           --          --       4,404           --          --        4,404
  Net income ........................       --        --           --          --          --      192,680          --      192,680
                                       -------    ------     --------       -----      ------     --------     --------  ----------
Balances, December 31, 1995 .........  115,602     1,206      703,448         391       4,404      457,741      (43,111)  1,124,079
  Shares issued upon
   exercise of options ..............    1,068        10        7,484          --          --           --          --        7,494
  Shares issued under stock
   purchase plans ...................      262         3        6,691          --          --           --          --        6,694
  Income tax benefit related
   to stock options .................       --        --        6,872          --          --           --          --        6,872
  Restricted shares issued
   to employees, net of
   unearned compensation
   and forfeitures ..................      320         3        6,248          --          --           --          --        6,251
  Net change in unrealized
   gains (losses) on securities,
   net of income taxes ..............       --        --           --        (538)         --           --          --         (538)
  Translation adjustment ............       --        --           --          --       4,339           --          --        4,339
  Net loss ..........................       --        --           --          --          --       (7,555)         --       (7,555)
                                       -------    ------     --------       -----      ------     --------     --------  ----------
Balances, December 31, 1996 .........  117,252     1,222      730,743        (147)      8,743      450,186      (43,111)  1,147,636
  SHARES ISSUED UPON
   EXERCISE OF OPTIONS ..............      390         4        3,729          --          --           --           --       3,733
  SHARES ISSUED UNDER STOCK
   PURCHASE PLANS ...................      441         5       11,079          --          --           --           --      11,084
  VALUATION OF STOCK OPTIONS
   ASSUMED IN ACQUISITION ...........       --        --        4,800          --          --           --           --       4,800
  RESTRICTED SHARES ISSUED
   TO EMPLOYEES, NET OF
   UNEARNED COMPENSATION
   AND FORFEITURES ..................      (22)       --        5,612          --          --           --           --       5,612
  NET CHANGE IN UNREALIZED
   GAINS (LOSSES) ON SECURITIES,
   NET OF INCOME TAXES ..............       --        --           --         341          --           --           --         341
  TRANSLATION ADJUSTMENT ............       --        --           --          --      (6,249)          --           --      (6,249)
  NET INCOME ........................       --        --           --          --          --       48,863           --      48,863
                                       -------    ------     --------     -------      ------     --------     --------  ----------
BALANCES, DECEMBER 31, 1997 .........  118,061    $1,231     $755,963     $   194      $2,494     $499,049     $(43,111) $1,215,820
                                       =======    ======     ========     =======      ======     ========     ========  ==========



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

         The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of asset-backed securities, over the estimated life of the security. Such amortization and accretion as well as interest are included in Interest Income. Realized gains and losses are included in Other Income, Net in the Consolidated Statements of Operations. The cost of securities sold is based on the specific identification method.

         The Company's investments in debt and equity securities are diversified among high-credit quality securities in accordance with the Company's investment policy.

Inventories

         Inventories are valued at the lower of average cost or market. Inventories consisted of the following (in thousands):


                                                                              December 31,
                                                                        -------------------------
                                                                          1997            1996
                                                                        ---------      ----------
Raw Material........................................................... $  88,796      $  127,495
Work in Process........................................................    17,840          25,724
Finished Goods.........................................................   267,611         190,347
                                                                        ---------      ----------
                                                                        $ 374,247      $  343,566
                                                                        =========      ==========

Property and Equipment

         Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:


Buildings..................................................20-40 Years
Leasehold improvements..................................... 1-20 Years
Manufacturing, development and test equipment.............. 3-10 Years
Computer equipment and software, office
  furniture and other...................................... 3-10 Years

         Capital leases and equipment leased to customers under operating leases are amortized on a straight-line basis over the term of the lease. Amortization of these leases is included in depreciation expense.

Cost in Excess of Net Assets of Businesses Acquired, Net

         Cost in excess of net assets of businesses acquired generally is amortized on a straight-line basis over 10 to 20 years. Cost in Excess of Net Assets of Businesses Acquired, Net was $159.6 million and $146.0 million at December 31, 1997 and 1996, respectively. This represents the excess of the cost of acquiring businesses over the fair value of net assets received at the date of acquisition, net of accumulated amortization of $43.4 million and $34.0 million at December 31, 1997 and 1996, respectively. See "Business Acquisition" for further discussion.

Impairment of Long-Lived Assets

         When indications of a possible impairment in the carrying values of the Company's long-lived assets are present, the Company reviews the original assumptions and rationale utilized in the establishment of the carrying values and estimated lives. The carrying values would be adjusted to fair value if significant facts and circumstances altered the Company's original assumptions and rationale.

Research and Development Expenditures

         Certain software development costs are capitalized when incurred. Capitalization of software development costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in software and hardware technologies. Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expensed immediately.

         Amortization of capitalized software development costs is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current revenues for a product to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of two years is assigned to capitalized software development costs. Capitalized Software Development Costs were $72.3 million and $51.6 million at December 31, 1997 and 1996, respectively, net of accumulated amortization costs of $45.5 million and $33.4 million, respectively.

         All other research and development expenditures are charged to research and development expense in the period incurred, including costs of in-process technology related to business acquisitions acquired prior to the establishment of technological feasibility.

Income Taxes

         The liability method as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("FAS 109"), is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

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

         For the Company's foreign subsidiaries which have the U.S. dollar as their functional currency, monetary assets and liabilities are translated at year-end exchange rates while non-monetary items are translated at historical rates. Revenue and expense items are translated at the average exchange rates in effect during the year, except for depreciation and cost of revenue, which are translated at historical rates. The resulting translation adjustments are included in Other

Income, Net in the Consolidated Statements of Operations and were not material in 1997, 1996 or 1995.

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

         Gains and losses on forward contracts are deferred and included as part of the value of the underlying transaction being hedged. If the underlying transaction being hedged fails to occur prior to the maturity of the financial instrument, the Company immediately recognizes the gain or loss on the associated financial instrument.

Income (Loss) Per Share

         In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" ("FAS 128"), which replaces the presentation of primary and fully diluted earnings per share with the presentation of basic and diluted earnings per share. Basic income (loss) per share is computed by dividing net income available to common shareholders by the weighted average common shares outstanding for the period. Diluted income (loss) per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options adjusted for the assumed repurchase of the Company's common stock, at the average market price, from the exercise proceeds and also may include incremental shares issuable in connection with convertible securities. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered antidilutive and thus excluded from the calculation. All income (loss) per share computation amounts for all prior periods have been restated to conform to the requirements of FAS 128.

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

BUSINESS ACQUISITION

         In December 1997, the Company acquired all of the outstanding stock of Celcore, Inc. ("Celcore"), a manufacturer of GSM and AMPS wireless switch systems. The purchase price of approximately $166.7 million included cash, the value of assumed stock options and acquisition costs. Prior to consummation of the acquisition, the Company had loaned Celcore $6.2 million, which would have been repayable had the acquisition not occurred. The Company's 1997 consolidated results include the operations of Celcore from the date of acquisition.

         The acquisition was accounted for using the purchase method of accounting. The fair market value of Celcore's assets and liabilities has been included in the Consolidated Balance Sheet at December 31, 1997. The purchase price was allocated as follows (in thousands):


Cost in excess of net assets of business acquired................. $  20,233
Acquired technology...............................................    12,200
Other liabilities, net............................................      (720)
In-process research and development...............................   135,000
                                                                   ---------
     Total........................................................ $ 166,713
                                                                   =========

         The acquired in-process research and development was charged to expense at the acquisition date since the technology has not reached technological feasibility and was determined to have no alternative use. The valuation of the intangible assets was made by applying the income approach which considers the present value of future cash flows. The weighted-average expected life of the cost in excess of net assets of business acquired and acquired technology is approximately twelve years.

         The following unaudited pro forma summary combines the consolidated results of operations of the Company and Celcore as if the acquisition had occurred at the beginning of 1997 and 1996 after giving effect to certain pro forma adjustments, including the amortization of cost in excess of net assets of business acquired and acquired technology, a reduction in interest income related to the cash used in the acquisition and the estimated income tax effects of these adjustments. This pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations as they would have been if the Company and Celcore had been a single entity during 1997 and 1996, nor is it necessarily indicative of the results of operations which may occur in the future. Anticipated efficiencies from the consolidation of Celcore and the Company are not fully determinable and therefore have been excluded from the amounts presented below.


                                                                      Year Ended December 31,
                                                                   --------------------------
                                                                     1997              1996
                                                                   -------            -------
                                                                          (in thousands,
                                                                      except per share data)
                                                                            (unaudited)

Revenue.....................................................     $  1,585,401      $  1,384,571
Net income (loss)...........................................           23,045           (30,516)
Basic income (loss) per share...............................     $       0.20      $      (0.26)
Diluted income (loss) per share.............................     $       0.19      $      (0.26)

ASSET WRITE-DOWN

         On January 30, 1998, the Company completed the sale of its fixed wireless local loop business to a syndicate of venture capitalists for a minority ownership interest in a newly formed company, Airspan Communications Corporation ("Airspan"), and a promissory note issued by Airspan. Due to the uncertainty regarding the ultimate recovery of the investment and the note, the Company recorded a $22.0 million asset write-down in 1997. This business incurred an after-tax loss of approximately $19.6 million, or $0.16 per diluted share, which is included in the Company's consolidated results of operations in 1997.


INVESTMENTS IN DEBT AND EQUITY SECURITIES

         The following is a summary of the investments in debt securities classified as current assets (in thousands):


                                                                            December 31,
                                                                     ---------------------------
                                                                        1997            1996
                                                                     -----------     -----------
Available for sale securities:
 U.S. Treasury securities
  and obligations of U.S.
  government agencies.............................................   $   166,901     $    90,114
 Certificates of deposits.........................................       116,939          28,996
 Corporate debt securities........................................        50,340          45,680
 Asset-backed securities..........................................         6,462          14,148
                                                                     -----------     -----------
                                                                     $   340,642     $   178,938
                                                                     ===========     ===========

         The amortized cost of available for sale securities approximated their fair value at both December 31, 1997 and 1996. Gross realized gains and losses on sales of available for sale securities were immaterial in 1997, 1996 and 1995. The estimated fair value of available for sale securities by contractual maturity at December 31, 1997 is as follows (in thousands):


Due in one year or less.............................. $ 276,679
Due after one year through three years...............    47,539
Due after three years................................    16,424
                                                      ---------
                                                      $ 340,642
                                                      =========

         Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

         Investments in debt securities classified as held to maturity consisted of collateralized bank obligations with an amortized cost of $30.0 million at both December 31, 1997 and 1996. The amortized cost of these investments, which mature in March 1999 and December 2000, approximated their fair market value. These investments are included in other noncurrent assets on the Consolidated Balance Sheets.

RECEIVABLES

         Receivables consisted of the following (in thousands):


                                                                                December 31,
                                                                        ----------------------------
                                                                           1997               1996
                                                                        ---------          ---------
Current:
    Trade.............................................................  $ 433,690          $ 402,906
    Leases and notes..................................................      8,524             14,356
                                                                        ---------          ---------
                                                                          442,214            417,262
    Allowance for doubtful accounts...................................     (6,121)            (5,315)
                                                                        ---------          ---------
                                                                        $ 436,093          $ 411,947
                                                                        =========          =========
Long-term:
    Leases, notes and other...........................................  $  40,929          $  44,711
    Allowance for doubtful accounts...................................     (7,846)            (1,746)
                                                                        ---------          ---------
                                                                        $  33,083          $  42,965
                                                                        =========          =========

         To meet market competition, the Company finances sales of equipment to certain of its customers through sales-type and operating leases and notes receivable. The repayment terms vary from one to seven years.

         The components of the receivables from sales-type leases and notes receivable are as follows (in thousands):


                                                                                 December 31,
                                                                           -----------------------
                                                                              1997          1996
                                                                           ---------     ---------
Total minimum lease
  payments receivable...................................................   $  42,338     $  73,403
Less:  Unearned income..................................................      (6,468)      (14,390)
                                                                           ---------     ---------
Total receivables.......................................................      35,870        59,013
Less:  Current receivables..............................................      (8,524)      (14,356)
                                                                           ---------     ---------
Total long-term receivables.............................................   $  27,346     $  44,657
                                                                           =========     =========

         Future minimum lease payments to be received on sales-type leases and notes receivable are as follows (in thousands):


1998     ...............................................................  $     10,633
1999     ...............................................................        12,823
2000     ...............................................................         8,921
2001     ...............................................................         6,264
2002     ...............................................................         2,821
Thereafter..............................................................           876
                                                                           -----------
                                                                           $    42,338
                                                                           ===========

PROPERTY AND EQUIPMENT

         The Company's property and equipment consisted of the following (in thousands):


                                                                            December 31,
                                                                    ---------------------------
                                                                        1997            1996
                                                                    ----------       ----------

Land............................................................    $   49,457       $   49,052
Buildings and leasehold
      improvements..............................................       211,060          190,731
Manufacturing, development and
      test equipment............................................       354,192          301,576
Computer equipment and software,
    office furniture and other..................................       256,234          223,312
                                                                    ----------       ----------
                                                                       870,943          764,671
Less: Accumulated depreciation
      and amortization..........................................      (427,333)        (361,075)
                                                                    ----------       ----------
                                                                    $  443,610       $  403,596
                                                                    ==========       ==========


ACCRUED LIABILITIES

         Accrued liabilities consisted of the following (in thousands):


                                                                             December 31,
                                                                    -------------------------------
                                                                       1997                 1996
                                                                    ----------          -----------
Warranty and related............................................    $   77,099          $    76,739
Payroll and related.............................................        47,926               49,137
Taxes other than income.........................................        37,135               31,277
Customer prepayments and advances...............................        21,102               42,489
Other...........................................................       117,782               97,459
                                                                    ----------          -----------
                                                                    $  301,044          $   297,101
                                                                    ==========          ===========


SUPPLEMENTAL EMPLOYEE RETIREMENT PLAN

         In 1997, the Company adopted a Supplemental Executive Retirement Plan ("SERP") for certain key executives. A participant's eligibility for, and amount of, benefits payable under the plan are based on years of service and average annual earnings, as defined. At December 31, 1997, the actuarial present value of accumulated benefit obligations related to the SERP was $9.4 million, which is included in Noncurrent Income Taxes and Other Liabilities on the Consolidated Balance Sheet. Approximately $1.4 million was charged to operations in 1997.


CREDIT AGREEMENTS

         The Company has an unsecured $160.0 million revolving credit facility with several banks which expires in May 2001. This facility provides for borrowings and issuances of letters of credit in various currencies. Borrowings under this facility bear interest at various rates, including the prime rate or 0.25% to 0.70% above the LIBOR rate. A commitment fee of 0.10% to 0.23% on the daily average unused portion of the facility is also assessed. The maximum borrowings available under the facility are reduced by the value of outstanding letters of credit issued by the banks on behalf of the Company. The letters of credit issued under this agreement at December 31, 1997 were $7.7 million, including $4.7 million issued to support various foreign subsidiary credit agreements. This facility contains various financial covenants and there have been no borrowings under this agreement. Two of the Company's foreign subsidiaries also have credit agreements providing for short-term borrowings of up to $8.7 million.


LONG-TERM DEBT

         Total long-term debt consisted of the following (in thousands):


                                                                            December 31,
                                                                       ----------------------
                                                                          1997        1996
                                                                       ----------  ----------

               Senior debt:
                 Fixed rate:
                 Unsecured 9.0% notes,
                   due 1996 - 2003.................................     $ 168,750   $ 196,875
                  Unsecured 8.75% note,
                  due 1995 - 2000..................................         8,254      11,988
                 Variable rate:
                  Unsecured note,
                  due 2000 - 2001..................................        43,808      50,649
                  Unsecured note,
                  due 1999 - 2011..................................        36,507      42,208
               Subordinated debt:
                  Convertible 7.0% notes,
                  due 2004.........................................       400,000          --
               Other debt..........................................         4,489       5,954
                                                                        ---------   ---------
                 Total.............................................       661,808     307,674
               Less: current maturities............................        32,602      33,072
                                                                        ---------   ---------
                 Total long-term debt..............................     $ 629,206   $ 274,602
                                                                        =========   =========

         During 1997, the Company issued $400.0 million principal amount of 7.0% convertible subordinated notes (the "Convertible Notes") due August 1, 2004. Interest on the Convertible Notes is payable semi-annually on February 1 and August 1 of each year, commencing in February 1998. The Convertible Notes are convertible into approximately 8.0 million shares of the Company's common stock, at the option of the holder, at a conversion price of $49.73 per share. The Convertible Notes are redeemable at the Company's option, in whole or in part, at any time on or after August 1, 2000 at a premium of 104% of par value which declines annually to par value at the maturity date.

         The variable rate notes are denominated in Danish Kroner and bear interest, at the Company's option, at either the lender's base rate or at current market rates in Denmark plus 0.56% to 0.69%. The interest rates are adjusted to market rates at the end of each interest period, as defined. At December 31, 1997, these rates ranged from 4.3% to 4.7%.

         The aggregate maturities of long-term debt are as follows: 1998 - $32.6 million; 1999 - $33.2 million; 2000 - $55.3 million; 2001 - $53.2 million; 2002
- $30.5 million; thereafter - $457.0 million.

         The majority of the Company's senior debt agreements contains various financial covenants, including among other things, minimum net worth, maintenance of certain fixed charge ratios and maximum allowable indebtedness to net worth.

INCOME TAXES

         Income tax expense (benefit) consisted of the following (in thousands):

                                                                      Years ended December 31,
                                                          ------------------------------------------------
                                                               1997             1996              1995
                                                          -------------    -------------     -------------
Current:
     Federal..............................................$     106,914    $      35,169     $     115,193
     Puerto Rico and State................................        6,161            5,656             9,057
     Foreign..............................................        9,719            4,903             4,908
                                                          -------------    -------------     -------------
         Total current....................................      122,794           45,728           129,158
                                                          -------------    -------------     -------------

Deferred:
     Federal..............................................        4,915          (33,766)          (27,202)
Foreign...................................................      (14,406)         (16,593)           (4,686)
                                                          -------------    -------------      ------------
         Total deferred...................................       (9,491)         (50,359)          (31,888)
                                                          -------------    -------------      ------------

         Total tax expense (benefit)......................$     113,303    $      (4,631)     $     97,270
                                                          =============    =============      ============

         The income tax benefits related to the exercise of stock options of $6.9 million and $50.0 million in 1996 and 1995, respectively, reduced taxes currently payable and were credited to Additional Capital. The income tax benefit related to the exercise of stock options was not material in 1997.

         Income (loss) before income taxes for the years ending December 31, 1997 and 1996, included U.S. pretax income of $183.3 million and $34.9 million and foreign pretax losses of $21.1 million and $47.1 million, respectively. Foreign pretax earnings in 1995 were not material.

         The effective income tax rate on pretax income (loss) differed from the federal income tax statutory rate for the following reasons (in thousands):


                                                   Years ended December 31,
                                           -----------------------------------
                                              1997         1996         1995
                                           ---------    ---------    ---------
Income tax charge (credit):
     At statutory rate .................   $  56,758    $  (4,265)   $ 101,483
     Foreign and U.S. tax
       effects attributable
       to foreign operations ...........       4,930       (1,135)       1,363
     Tax credit utilization ............          --           --       (4,606)
     Net operating losses
       utilized ........................          --           --       (3,500)
     State income taxes,
       net of federal
       tax effect ......................       2,340          769        2,530
   Nondeductible in-process
       research and development
       expense .........................      49,275           --           --
                                           ---------    ---------    ---------
                                           $ 113,303    $  (4,631)   $  97,270
                                           =========    =========    =========

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset as of December 31, 1997 and 1996 were as follows (in thousands):


                                                                                December 31,
                                                                          ----------------------
                                                                            1997         1996
                                                                          --------    ----------
Deferred Tax Assets:
    Asset valuation reserves not yet
      deductible for tax ...................................              $ 54,905    $  46,752
    Accrued liabilities not yet
      deductible for tax ...................................                56,355       54,384
    Federal and foreign loss carryforward ..................                33,849       19,185
    Tax credit carryforward ................................                  --          4,749
    Other ..................................................                11,308        3,093
                                                                         ---------    ---------
        Deferred asset .....................................               156,417      128,163
                                                                         ---------    ---------
Deferred Tax Liabilities:
    Capitalized software development
      costs ................................................               (34,329)     (25,138)
    Deferred revenue .......................................                (4,431)      (4,955)
    Depreciation ...........................................                (8,653)      (6,580)
    Other ..................................................                (6,466)      (9,243)
                                                                         ---------    ---------
        Deferred liability .................................               (53,879)     (45,916)
                                                                         ---------    ---------
Deferred tax asset, net of
      deferred liability ...................................               102,538       82,247
      Less valuation allowance .............................               (10,800)        --
                                                                         ---------    ---------
            Net deferred tax asset .........................             $  91,738    $  82,247
                                                                         =========    =========

         Of the Company's $91.7 million and $82.2 million net deferred tax asset at December 31, 1997 and 1996, $79.9 million and $61.1 million are shown separately as part of current assets in the Consolidated Balance Sheets at December 31, 1997 and 1996, respectively. The remaining balance is included in other noncurrent assets and liabilities for both years. The Company believes it will have sufficient taxable earnings in the future to realize its net deferred tax asset at December 31, 1997 and, as a result, with the exception of Celcore's deferred tax asset discussed below, the Company believes that a deferred tax asset valuation allowance is not required.

         Celcore, which was acquired in December 1997, had approximately $28.0 million of preacquisition net operating loss carryforwards and $2.8 million of book expenses that will be deductible in the future. Realization of the deferred tax asset associated with these tax loss carryforwards is dependent upon Celcore generating sufficient taxable income prior to their expiration. Although the Company believes Celcore will generate taxable earnings in the future to fully utilize the net operating loss carryforwards, FAS 109 requires that a valuation allowance be established if it is more likely than not that the realization of the tax benefits will not occur. Celcore has had cumulative losses in recent years which FAS 109 indicates is significant evidence that a valuation allowance could be required for Celcore's deferred tax asset. Accordingly, the Company has established a valuation allowance for this asset.

         Due to the change of ownership requirements in Federal tax law, utilization of the Celcore net operating loss carryforwards is limited to approximately $8.5 million a year beginning in 1998. These loss carryforwards expire between the years 2010 and 2013 if not used. Utilization of the $28.0 million of loss carryforwards from Celcore will reduce the excess of purchase price over net assets acquired.

         Included in Noncurrent Income Taxes and Other Liabilities at December 31, 1997 and 1996 are $51.4 million and $45.9 million, respectively, for noncurrent taxes related primarily to foreign jurisdictions.

         At December 31, 1997, the Company had foreign net operating loss carryforwards of approximately $70.7 million which expire in the years 2000 through 2002.

         Certain of the Company's subsidiaries operating in non-U.S. jurisdictions have been granted specific tax exemptions from local income taxes. These exemptions vary in amount and expire beginning in the year 2005 through 2008. Undistributed earnings of foreign subsidiaries are not material.


INCENTIVE COMPENSATION

         The Company has incentive awards plans administered by the Compensation Committee of the Board of Directors which provide for payment of cash and stock awards to officers and key employees based upon achievement of specific goals by the Company and the participating employees. For 1997, cash of $2.3 million and approximately 387,000 shares of restricted stock (valued at $7.0 million and vesting over two years) were awarded under the plans. No payments were made under the plans in 1996. In 1995, cash of $6.4 million and approximately 74,000 shares of restricted stock (valued at $2.5 million and vesting over two years) were awarded under the plans. The cash awards are expensed in the year of award and the value of the restricted shares are expensed ratably over the vesting period. During 1995 and early 1996, 177,000 units were awarded by the Compensation Committee of the Board of Directors to certain key executives under the Company's 1994 Long-Term Incentive Compensation Plan ("LTIP"). The units vest to the officers over five years beginning in 1996, and the value of a unit is determined annually based on the Company's operating performance, as defined in the plan. The value of these units at December 31, 1997 was $0.8 million which was charged to operations in 1997. Under a previous LTIP which terminated at the end of 1995, approximately $7.2 million payable in cash was charged to operations in 1995 and approximately 146,000 shares of restricted stock were issued in January 1996. The restricted shares, which vested in equal annual increments over two years, were valued at $5.4 million at the date of award, of which $2.7 million was charged to operations in both 1997 and 1996.


COMMON AND PREFERRED STOCK

Description and Dividends

         At December 31, 1997, the Company was authorized to issue 500,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $1.00 par value. Since inception, the Company has not declared or paid a cash dividend.

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

Stock Purchase Plans

         Under provisions of the Company's employee stock purchase plans, employees can purchase the Company's common stock at a specified price through payroll deductions during an offering period, currently established on an annual basis. In August 1997, approximately 441,000 shares were issued to employees under the employee stock purchase plans. At December 31, 1997, approximately $4.8 million had been contributed by employees that will be used to purchase shares at the end of the offering period in August 1998. At December 31, 1997, the Company could issue up to 6,979,000 shares under the employee stock purchase plans of which approximately 5,159,000 shares had been purchased and issued and approximately 522,000 shares were subscribed for issuance in August 1998 assuming no further withdrawals from the plans.

Stock Options

         The Company has stock option plans that provide for the issuance of up to 31,642,000 shares of common stock to employees and directors, including 6,150,000 shares approved by the shareholders in April 1997 and approximately 1,247,000 shares in connection with the 1997 Celcore acquisition. The Company's plans provide for the issuance of both incentive stock options and nonqualified stock options exercisable for a period of ten years, as well as restricted stock issuances. At December 31, 1997, plan options covering 9,909,000 shares had been granted and were outstanding, options granted under the plans covering 11,812,000 shares had been exercised, 1,056,000 restricted shares had been issued (net of forfeitures), 901,000 shares had expired and options covering 7,964,000 shares were available for grant. With the exception of the options assumed in the Celcore acquisition, the exercise prices of stock options granted were at the market value of the Company's common stock at the date of grant or issuance. Options issued under these plans allow optionees the ability to exercise at any time subsequent to grant. Restricted stock is issued for any such exercises of stock options prior to their vesting date.

         In the event of discontinuation of service by the optionees, all or a portion of the shares acquired pursuant to these options can be repurchased by the Company, at its option, based on the vesting terms in the option agreements.

         In connection with the acquisition of Celcore, the Company assumed all of Celcore's outstanding stock options, converted using the acquisition exchange ratio, which resulted in exercise prices ranging from $1.44 to $15.74 per share.

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

Outstanding options are summarized as follows:


                                                                             Options
                                                                 -------------------------------
                                                                     Plans              Other
                                                                 -------------        ----------
December 31, 1994--
     Shares issuable
       upon exercise .......................................         5,262,000            20,000
     Price per share .......................................     $ 0.01-$33.50        $     8.50
     Average price
       per share ...........................................     $       10.02        $     8.50
     Expiration ............................................         1995-2004              1997
1995 Transactions
     Issuances and grants ..................................         3,380,000                --
     Price per share .......................................     $29.25-$52.25                --
     Exercises and
       forfeitures .........................................         1,577,000                --
     Price per share .......................................     $ 0.01-$52.25                --
December 31, 1995--
     Shares issuable
       upon exercise .......................................         7,065,000            20,000
     Price per share .......................................     $ 0.01-$52.25        $     8.50
     Weighted-average exercise
       price per share .....................................     $       22.44        $     8.50
     Expiration ............................................         1996-2005              1997
1996 Transactions
     Issuances and grants ..................................         7,248,000                --
       Price per share .....................................     $13.50-$37.13                --
       Weighted-average exercise
         price per share ...................................     $       21.67                --
     Exercises .............................................         1,048,000            20,000
       Price per share .....................................      $0.01-$28.63        $     8.50
       Weighted-average exercise
         price per share ...................................     $        5.34        $     8.50
     Forfeitures and expirations............................         3,915,000                --
       Price per share .....................................     $ 0.01-$37.88                --
       Weighted-average exercise
         price per share ...................................     $       29.38                --
December 31, 1996--
     Shares issuable
       upon exercise .......................................         9,350,000                --
     Price per share .......................................     $ 2.31-$52.25                --
     Weighted-average exercise
       price per share .....................................     $       20.85                --
     Expiration ............................................         1997-2006                --
1997 Transactions
     Issuances and grants ..................................         1,799,000                --
       Price per share .....................................     $ 1.44-$31.63                --
       Weighted-average exercise
         Price per share ...................................     $       16.43                --
     Exercises .............................................           390,000                --
       Price per share .....................................     $ 2.31-$16.19                --
       Weighted-average exercise
         Price per share ...................................     $        9.87                --
     Forfeitures and expirations............................           850,000                --
       Price per share .....................................     $ 6.46-$52.25                --
       Weighted-average exercise
         Price per share ...................................     $       20.02                --

December 31, 1997--
     Shares issuable
       Upon exercise ...........................................................          9,909,000           --
     Price per share............................................................      $ 1.44-$52.25           --
     Weighted-average exercise
       Price per share..........................................................      $       20.59           --
     Expiration.................................................................          1998-2007           --

Restricted Stock

         The Company's Board of Directors authorized the issuance of restricted shares of the Company's common stock to certain key employees and directors under its 1997, 1993, 1988 and 1984 employee stock option plans. Holders of restricted stock retain all rights of a shareholder, except the shares cannot be sold until they are vested. Upon employee termination other than retirement, all unvested shares are forfeited to the Company. The shares vest annually through 2000.
         The Company issued 31,000, 338,000 and 110,000 shares of restricted stock to employees and directors in 1997, 1996 and 1995, respectively, and increased common stock and additional capital by the fair market value of the stock at the date of issuance ($0.7 million, $11.3 million and $3.8 million in 1997, 1996 and 1995, respectively), net of unearned compensation. At December 31, 1997, 1996 and 1995, unearned compensation related to the restricted shares was $2.2 million, $8.7 million and $4.3 million, respectively. The unearned compensation will be charged to expense ratably over the vesting period. Approximately 53,000, 18,000 and 2,000 restricted shares were forfeited in 1997, 1996 and 1995, respectively, totaling $1.6 million, $0.5 million and $0.03 million, respectively.


Reserved Stock

         Common stock has been reserved for the following purposes (in thousands):


                                                                              December 31,
                                                                        -----------------------
                                                                         1997             1996
                                                                        ------           ------
Options outstanding............................................          9,909            9,350
Options available for grant
  under the stock option plans.................................          7,964            1,492
Convertible subordinated notes.................................          8,044               --
Stock purchase plans...........................................          1,820            2,261
Other..........................................................            112               --
                                                                        ------           ------
                                                                        27,849           13,103
                                                                        ======           ======

Stock-based Compensation Pro Forma Disclosures

         Although the Company has elected to continue to apply the provisions of APB 25 for expense recognition purposes, SFAS No. 123, "Accounting for Stock-Based Compensation", ("FAS 123") requires disclosure of pro forma information which provides the effects on Net Income (Loss) and Income (Loss) Per Share as if the Company had accounted for its employee stock awards under the fair value method prescribed by FAS 123. The fair value of the Company's employee stock awards was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995: risk-free interest rates of 5.8%, 5.9% and 6.5%, respectively; stock price volatility factors of 60%, 56% and 61%, respectively; and expected option lives of 2, 3 and 7 years, respectively. The Company does not have a history of paying dividends, and none have been assumed in estimating the fair value of the options. The weighted-average fair value per share of options granted in 1997 and 1996 was $8.84 and $8.94, respectively.

         Options assumed in the Celcore acquisition were not included in the FAS 123 valuation assumptions listed above nor were they included in the pro forma calculation below as the value of these options were included in the purchase price of Celcore.

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

Pro Forma Required Disclosures:

                                                        1997           1996            1995
                                                      --------      ---------       ---------
                                                      (in millions, other than per share data)

         Net income (loss)........................    $   23.6      $   (25.9)      $   187.4
         Basic income (loss)
           per share..............................    $   0.20      $   (0.22)      $    1.64
         Diluted income (loss)
           per share..............................    $   0.20      $   (0.22)      $    1.60


         At December 31, 1997, approximately 6,009,000 of the Company's outstanding stock options with exercise prices ranging from $1.44 to $24.125 per share had a weighted-average exercise price per share of $12.79 and a weighted-average remaining contractual life of 8 years. The remaining options outstanding had a weighted-average exercise price of $32.60 per share with a weighted-average remaining contractual life of 8 years.

OTHER INCOME, NET

         Other Income, Net for the year ended December 31, 1997 included approximately $126.0 million in proceeds related to the final judgment in favor of the Company in a lawsuit against Next Level Communications, net of litigation expenses and associated costs. Also included in Other Income, Net for the year ended December 31, 1997 was a net gain of approximately $35.5 million related to the sale of shares of common stock received in the litigation settlement with Advanced Fibre Communications, Inc. ("AFC").

         Included in Other Income, Net for the year ended December 31, 1996 was approximately $10.0 million in proceeds related to the AFC settlement. Other Income, Net also included the litigation expenses and applicable costs associated with this litigation.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the financial statements at fair value. Investments in debt and equity securities classified as available for sale have been recorded in the financial statements at current market values. Current market values of investments in debt securities classified as held to maturity are disclosed in the "Investments in Debt and Equity Securities" footnote. The fair value of the Company's long-term debt, including current maturities, at December 31, 1997 and 1996 was approximately $649.8 million and $320.6 million, respectively. The fair values of the Company's off-balance-sheet financial instruments are based on current settlement values (forward foreign exchange contracts) and fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing (guarantees and letters of credit). There were no significant differences between the carrying amounts and fair values of any off-balance-sheet financial instruments at December 31, 1997 and 1996. See "Commitments and Contingencies" for the carrying amounts of the Company's off-balance-sheet financial instruments.

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

         Future minimum rental commitments under operating leases with noncancelable lease terms in excess of one year were as follows at December 31, 1997 (in thousands):



1998...............................................................$      28,935
1999...............................................................       22,021
2000...............................................................       15,351
2001...............................................................       12,435
2002...............................................................       11,042
Thereafter.........................................................       27,360
                                                                   -------------
                                                                   $     117,144
                                                                   =============

         Operating lease rental expense was $32.5 million, $27.5 million and $28.9 million for the years ended December 31, 1997, 1996 and 1995, respectively.

Contingent Liabilities

         In 1995, the Company sold certain receivables and leases which contained recourse provisions. As a result, the Company could be obligated to repurchase a portion of these receivables, the terms of which allow the Company to limit its risk of loss to approximately $7.8 million at December 31, 1997. The Company also has guarantees of approximately $73.9 million outstanding at December 31, 1997 supporting bid and performance bonds to customers and others, of which approximately $3.0 million was collateralized by letters of credit issued under the Company's credit facility. The Company believes it has adequate reserves for any ultimate losses associated with these contingencies.

         At December 31, 1997, the Company had forward foreign exchange contracts of $73.3 million.

Litigation

         On May 25, 1994, the Company filed suit against DGI Technologies, Inc. ("DGI"), a Texas corporation, in the United States District Court for the Northern District of Texas, Dallas Division. The Company alleged that DGI misappropriated the Company's trade secrets regarding digital trunk interface cards and microprocessor cards. The Company sought damages for DGI's prior actions and permanent injunctive relief. DGI brought counterclaims for alleged violations of federal antitrust statutes, tortious interference, industrial espionage, misappropriation of trade secrets, trespass, conversion, and unfair competition. DGI's antitrust counterclaims were based upon allegations that the Company's claims constituted "sham" litigation, that the Company's statements to customers about the impact of their use of DGI products on the Company's warranties were unlawful attempts to exclude competition, and that the Company unlawfully tied the sale of its microprocessors to the sale of other products. The balance of DGI's counterclaim was based upon certain investigative procedures employed by the Company in connection with this controversy. DGI asked the court to award unspecified actual damages, treble damages under antitrust statutes, punitive damages, injunctive relief, and attorneys' fees, and sought declaratory relief that DGI's sales of microprocessors did not violate any proprietary rights of the Company or any applicable law.

         The case was tried in January 1997 and the jury returned a verdict. The Court entered a final judgment on November 18, 1997. The judgment enjoined DGI from selling its microprocessor cards and included a net monetary judgment of $0.3 million in the Company's favor. Both parties have filed appeals to the Fifth Circuit Court of Appeals.

         In August, 1996, the Company filed suit against Samsung Information Systems America, Inc., Samsung Electronics Co., Ltd. and James L. Bunch and later added additional defendants Leo Putchinski, Kevin Gallagher, Jim Olivier, Nancy Korman, Martin Wu, David Fox, Bhushan Gupta and Michael Bray (collectively the "Defendants"). The suit arises out of research and development that the Company was and is doing on a next-generation switching system. Many of the Defendants to this suit were long-term employees of the Company and were involved in the research and development of the Company's next-generation switching system. In the summer and early fall of 1996, Samsung hired each of these individuals and placed them into similar positions researching and developing Samsung's next-generation switching system.

         The Company alleges claims for breach of contract, theft of trade secrets, unfair competition, tortious interference with contract and prospective contractual relations. Based on these claims, the Company is seeking damages in an amount that is not yet specified. The Company is also seeking an injunction against the Defendants to prevent them from using the Company's trade secrets. The Company obtained a temporary restraining order against Defendant Bunch on August 14, 1996.

         On December 31, 1996, the Defendants filed a counterclaim against the Company, alleging a variety of causes of action, including a claim for declaratory judgment, wrongful injunction, tortious interference with actual and prospective contractual relations, misappropriation of trade secrets, unfair competition, exclusion from telephony switch market, civil conspiracy, fraud and negligent misrepresentation, breach of fiduciary or confidential relationship, defamation and intentional infliction of emotional distress. These allegations arise primarily out of the filing and prosecution of the Company's suit against the Defendants.

         The Company believes that it has valid and substantial claims against the Defendants and valid defenses to the Defendants' counterclaims.

         On October 8, 1996, the Company filed suit against Pulse Communications, Inc. ("Pulsecom") alleging contributory copyright infringement and misappropriation of trade secrets relating to the manufacture and sale of a POTS line card advertised as compatible with the Company's Litespan-2000 system. The Company sought damages and an injunction barring further infringement of the Company's intellectual property rights by Pulsecom and its agents. Pulsecom filed a counterclaim alleging that the Universal Voice Grade line card manufactured by the Company for the Litespan-2000 system infringes U. S. Patent No. 5,263,081 assigned to Pulsecom. The Company's claims against Pulsecom were dismissed by the trial court on June 10, 1997. Pulsecom's claims against the Company were dismissed August 29, 1997. Both parties have filed appeals. Based on the facts known at this time, the Company believes it has a valid defense to Pulsecom's claim and that the ultimate outcome of the dispute will not have a material adverse effect on the Company's consolidated financial position.

         On December 22, 1997, Catherine Millet, the Company's former Vice President of advanced planning in the Access Products Division and her new employer, AFC, sued the Company in Roseville, California State Court for declaratory judgment against the Company. Millet is attempting to keep the Company from enforcing rights in its trade secrets and intellectual property which Millet will inevitably be required to use in her new position with AFC. Ms. Millet is performing the identical job function in advanced product planning that she performed for the Company in regard to the same line of products. The Company had previously sued AFC for theft of trade secrets in U. S. District Court. That case was resolved at trial.

         The Company plans to vigorously defend its trade secrets and intellectual property in this matter. In a related action, the Company has brought an action for patent infringement against AFC in Federal Court in Texarkana, Texas.

         The Company is also party to other routine legal proceedings incidental to its business.

         The Company does not believe the ultimate resolution of these matters will have a material adverse effect on its consolidated financial position.

INCOME (LOSS) PER SHARE

         The following table sets forth the computation of basic and diluted income (loss) per share (in thousands, except per share data):



                                                         1997                 1996               1995
                                                      ----------          -----------        -----------
Numerator:
  Net income (loss)................................   $   48,863          $   (7,555)        $  192,680

Denominator for basic income (loss) per share:
  Weighted average shares
    outstanding....................................      117,358             116,108             114,557
Effect of dilutive securities:
  Stock options....................................        2,138                  --               3,657
                                                      ----------          ----------         -----------
Denominator for diluted income
 (loss) per share..................................      119,496             116,108             118,214

Basic income (loss) per share......................   $     0.42          $    (0.07)        $      1.68
                                                      ==========          ==========         ===========
Diluted income (loss) per share....................   $     0.41          $    (0.07)        $      1.63
                                                      ==========          ==========         ===========


         Of the total stock options outstanding at December 31, 1997 and 1996, approximately 3.5 million and 3.4 million shares of common stock, respectively, were not included in the computation of diluted income (loss) per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.

         In addition, approximately 8,000,000 shares of common stock issuable upon conversion of the 7% convertible notes issued in August 1997 were not included in the computation of diluted income per share in 1997 because the effect would have been antidilutive.

INTERNATIONAL OPERATIONS AND MAJOR CUSTOMERS

International Operations
         The Company operates in a single industry segment, the telecommuni-cations equipment marketplace.
         A summary of the Company's operations by geographic area is presented below (in thousands):


                                                                   December 31,
                                              ---------------------------------------------------
                                                   1997               1996             1995
                                              --------------     --------------   ---------------
Revenue from unaffiliated
customers:
     United States....................        $    1,313,426    $     1,163,520   $     1,188,357
     Europe...........................               149,378            145,850           155,562
     Other International..............               112,675             71,521            78,099
     Eliminations.....................                    --                 --                --
                                              --------------    ---------------   ---------------
     Consolidated.....................        $    1,575,479    $     1,380,891   $     1,422,018
                                              ==============    ===============   ===============
Intercompany revenue between
geographic areas:
     United States....................        $      121,724    $        73,002   $        65,856
     Europe...........................                31,368             30,171            15,357
     Other International..............               113,748             47,720             5,373
     Eliminations.....................              (266,840)          (150,893)          (86,586)
                                              --------------    ---------------   ---------------
     Consolidated.....................        $           --    $            --   $            --
                                              ==============    ===============   ===============
Operating income (loss):
     United States (a)................        $       23,446    $        23,674   $       284,525
     Europe...........................               (29,510)           (46,292)          (14,090)
     Other International..............                15,178             10,345             4,139
     Eliminations.....................                   919                230             4,844
                                              --------------    ---------------   ---------------
     Consolidated.....................        $       10,033    $       (12,043)  $       279,418
                                              ==============    ===============   ===============
Identifiable assets at December 31:
     United States....................        $    1,967,746    $     1,496,663   $     1,546,378
     Europe...........................               361,068            362,329           296,157
     Other International..............               111,167             67,781            22,916
     Eliminations.....................                  (466)            (1,118)             (176)
                                              --------------    ---------------   ---------------
     Consolidated.....................        $    2,439,515    $     1,925,655   $     1,865,275
                                              ==============    ===============   ===============

   (a) Included in operating results for the U.S. region for 1997 was the Celcore in-process research and development charge of $135.0 million and the $22.0 million asset write-down related to the January 1998 business disposition. 1996 operating results for the U.S. region included $96.0 million of special charges related primarily to a reduction in the carrying value of certain assets for several of the Company's newer products. Operating income for 1997 and 1996 for the U.S. region, excluding unusual items, would have been $180.4 million and $119.7 million, respectively.

         The information presented above may not be indicative of results if the geographic areas were independent organizations. Intercompany transactions are made at established transfer prices.

         Revenue generated from export sales was 11% of consolidated revenue in 1997, and less than 10% for both 1996 and 1995. Export sales in 1997 consisted of sales to the Asian region, primarily Japan, of $119.7 million and other export sales of $49.4 million.

Major Customers

         Two customers accounted for at least 10% of the Company's consolidated revenue in 1997. In the aggregate, the revenue from these customers was approximately 37% of 1997 consolidated revenue. In 1996 and 1995, three customers accounted for at least 10% of the Company's consolidated revenue. In the aggregate, the revenue from these customers was 39% and 42% of consolidated revenue in 1996 and 1995, respectively.


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

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF DSC COMMUNICATIONS CORPORATION:

     We have audited the accompanying consolidated balance sheets of DSC Communications Corporation and subsidiaries (the "Company") as of December 31, 1997 and 1996 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                                          /s/ ERNST & YOUNG LLP


Dallas, Texas
January 26, 1998

DSC Communications Corporation and Subsidiaries
QUARTERLY RESULTS
(Unaudited)(In thousands, except per share data)


                                                              1997                                        1996
                                        --------------------------------------------   --------------------------------------------
                                         FOURTH(A)      THIRD    SECOND(B)  FIRST(B)    Fourth   Third(C)(D)  Second(D)     First
                                        -----------   ---------  ---------  --------   --------- -----------  ---------   ---------
Revenue ......................          $   445,105   $ 401,288  $ 382,883  $ 346,203  $ 390,560  $ 326,003   $ 356,431   $ 307,897
Gross profit .................              193,315     173,126    156,556    139,275    150,202     28,457     147,019     129,466
Net income (loss) ............          $   (37,570)  $  28,256  $  41,817  $  16,360  $  17,548  $ (57,890)  $  21,262   $  11,525
                                        ===========   =========  =========  =========  =========  =========   =========   =========

Basic income (loss)
 per share ...................          $     (0.32)  $    0.24  $    0.36  $    0.14  $    0.15  $   (0.50)  $    0.18   $    0.10
                                        ===========   =========  =========  =========  =========  =========   =========   =========
Diluted income (loss)
 per share ...................          $     (0.32)  $    0.24  $    0.35  $    0.14  $    0.15  $   (0.50)  $    0.18   $    0.10
                                        ===========   =========  =========  =========  =========  =========   =========   =========


-------------------------------------------------------------------------------

(A) Unusual items recorded in the fourth quarter of 1997 included a $135.0 million write-off of in-process research and development related to the acquisition of Celcore, for which there was no tax benefit, an asset write-down of $22.0 million in connection with the January 1998 disposition of the Company's fixed wireless local loop business and a net gain of $126.0 million from a litigation settlement. See "Business Acquisition", "Asset Write-Down" and "Other Income, Net" in Notes to Consolidated Financial Statements and Management's Discussion and Analysis for further discussion.

(B) In the first and second quarters of 1997, the Company recorded gains of $35.5 million from a litigation settlement. Approximately $4.0 million was recorded in the first quarter of 1997 with the remaining $31.5 million recorded in the second quarter of 1997. See "Other Income, Net" in Notes to Consolidated Financial Statements and Management's Discussion and Analysis for further discussion.

(C) The 1996 third quarter results included non-cash special charges of $96.0 million ($82.5 million reduced gross profit and $13.5 million was charged to operating costs and expenses) related primarily to a reduction in the carrying value of certain assets for several of the Company's products. See "Special Charges" in Notes to Consolidated Financial Statements and Management's Discussion and Analysis for further discussion.

(D) In the second and third quarter of 1996, the Company received a total of approximately $10.0 million of proceeds related to the settlement of certain litigation. Approximately $3.0 million was recorded in the second quarter of 1996 with the remaining $7.0 million recorded in the third quarter of 1996. Also included in the second and third quarter of 1996 were the litigation expenses and applicable costs associated with this litigation. See "Other Income, Net" in Notes to Consolidated Financial Statements for further discussion.